

VARIABLE INSURANCE PORTFOLIOS

Semiannual Report

JUNE 30, 2017

Ivy Variable Insurance Portfolios

Pathfinder Aggressive		Class II
Pathfinder Conservative		Class II
Pathfinder Moderate		Class II
Pathfinder Moderately Aggressive		Class II
Pathfinder Moderately Conservative		Class II
Pathfinder Moderate — Managed Volatility		Class II
Pathfinder Moderately Aggressive — Managed Volatility		Class II
Pathfinder Moderately Conservative — Managed Volatility		Class II
Advantus Real Estate Securities		Class II
Asset Strategy	Class I	Class II
Balanced		Class II
Bond		Class II
Core Equity		Class II
Dividend Opportunities		Class II
Energy	Class I	Class II
Global Bond		Class II
Global Growth		Class II
Government Money Market		Class II
Growth		Class II
High Income	Class I	Class II
International Core Equity		Class II
Limited-Term Bond		Class II
Micro Cap Growth	Class I	Class II
Mid Cap Growth	Class I	Class II
Natural Resources		Class II
Science and Technology	Class I	Class II
Small Cap Core		Class II
Small Cap Growth		Class II
Value		Class II

CONTENTS



Philip J. Sanders, CFA

Dear Shareholder,

Across the six months since our last report, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and political surprises in select countries across the globe. As we began 2017, domestic equity markets rose sharply, with the trend continuing through mid-2017. See the table for a comparison of some common market metrics over the last six months.

Many investors may be unsettled by the prospect that continued change — in leadership of key countries around the world, in government policy, in interest rate levels — will contribute to market volatility and general uncertainty. While that may be true at times, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of June 2017, the U.S. economy remained fundamentally sound, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Overall, the global economy has improved over the past six months. In particular, economic growth in the eurozone has accelerated, benefitting from domestic policy stimulus and improving external demand.

The U.S. Federal Reserve (Fed) raised interest rates slightly in December 2016 and then again in March and June of this year. The Fed has indicated the potential for more rate increases as we move through 2017 and hinted towards decreasing the size of its balance sheet. We believe job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, a better economic outlook has caused the European Central Bank to consider adjusting its policies.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2017	12/31/2016
S&P 500 Index	2,423.41	2,238.83
MSCI EAFE Index	1,883.19	1,684.00
10-Year Treasury Yield	2.31%	2.45%
U.S. unemployment rate	4.4%	4.7%
30-year fixed mortgage rate	3.88%	4.32%
Oil price per barrel	$46.04	$53.72

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy VIP Portfolios, the Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative Portfolios (collectively, the "Pathfinder Portfolios") and the Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility Portfolios (collectively, the "Managed Volatility Portfolios") will indirectly bear their pro rata share of the expenses incurred by the underlying funds. These expenses are not included in the Pathfinder Portfolios or Managed Volatility Portfolios annualized expense ratios or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2017.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

ILLUSTRATION OF PORTFOLIO EXPENSES

(UNAUDITED)

| Portfolio* | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period**	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period**	
Pathfinder Aggressive							
Class II	$1,000	$ 1,102.10	$0.53	$1,000	$1,024.34	$ 0.51	0.09%
Pathfinder Conservative							
Class II	$1,000	$1,053.40	$ 0.41	$1,000	$1,024.43	$0.40	0.07%
Pathfinder Moderate							
Class II	$1,000	$1,075.20	$ 0.21	$1,000	$1,024.62	$0.20	0.03%
Pathfinder Moderately Aggressive							
Class II	$1,000	$1,085.80	$ 0.21	$1,000	$1,024.62	$0.20	0.04%
Pathfinder Moderately Conservative							
Class II	$1,000	$1,065.40	$ 0.21	$1,000	$1,024.56	$0.20	0.05%
Pathfinder Moderate – Managed Volatility							
Class II	$1,000	$1,070.20	$ 1.24	$1,000	$1,023.62	$ 1.21	0.24%
Pathfinder Moderately Aggressive – Managed Volatility							
Class II	$1,000	$1,080.30	$ 1.56	$1,000	$1,023.28	$ 1.52	0.31%
Pathfinder Moderately Conservative – Managed Volatility							
Class II	$1,000	$1,060.50	$ 1.55	$1,000	$1,023.32	$ 1.52	0.30%
Advantus Real Estate Securities							
Class II	$1,000	$1,030.50	$6.40	$1,000	$ 1,018.54	$6.36	1.26%
Asset Strategy							
Class I***	$1,000	$ 1,015.70	$ 1.41	$1,000	$1,020.94	$3.94	0.78%
Class II	$1,000	$1,082.00	$ 5.31	$1,000	$ 1,019.73	$ 5.15	1.02%
Balanced							
Class II	$1,000	$1,058.20	$ 5.15	$1,000	$ 1,019.77	$5.05	1.01%
Bond							
Class II	$1,000	$1,027.50	$3.95	$1,000	$1,020.90	$3.94	0.79%
Core Equity							
Class II	$1,000	$1,062.80	$4.85	$1,000	$1,020.06	$4.75	0.95%
Dividend Opportunities							
Class II	$1,000	$1,062.80	$ 5.16	$1,000	$ 1,019.84	$5.05	1.00%
Energy							
Class I***	$1,000	$ 884.80	$1.60	$1,000	$1,020.04	$4.85	0.96%
Class II	$1,000	$ 762.10	$5.20	$1,000	$1,018.85	$5.96	1.20%
Global Bond							
Class II	$1,000	$ 1,021.90	$ 3.13	$1,000	$ 1,021.72	$ 3.13	0.62%
Global Growth							
Class II	$1,000	$ 1,124.60	$5.95	$1,000	$ 1,019.19	$5.65	1.13%
Government Money Market							
Class II	$1,000	$1,002.00	$2.00	$1,000	$1,022.77	$2.02	0.41%

(UNAUDITED)

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period**	Beginning Account Value 12-31-16	Ending Account Value 6-30-17	Expenses Paid During Period**	
Growth							
Class II	$1,000	$ 1,130.70	$5.22	$1,000	$ 1,019.86	$4.95	1.00%
High Income							
Class I***	$1,000	$ 1,010.20	$ 1.21	$1,000	$ 1,021.53	$3.34	0.66%
Class II	$1,000	$1,043.60	$4.60	$1,000	$1,020.28	$4.55	0.91%
International Core Equity							
Class II	$1,000	$ 1,143.20	$6.22	$1,000	$1,019.02	$5.86	1.16%
Limited-Term Bond							
Class II	$1,000	$ 1,011.70	$4.02	$1,000	$1,020.79	$4.04	0.81%
Micro Cap Growth							
Class I	$1,000	$1,045.00	$ 1.94	$1,000	$ 1,019.34	$5.45	1.10%
Class II	$1,000	$1,068.00	$6.93	$1,000	$ 1,018.13	$6.76	1.34%
Mid Cap Growth							
Class I***	$1,000	$ 1,033.80	$ 1.53	$1,000	$1,020.56	$4.24	0.85%
Class II	$1,000	$ 1,128.00	$5.85	$1,000	$ 1,019.34	$5.55	1.10%
Natural Resources							
Class II	$1,000	$ 901.50	$6.47	$1,000	$ 1,017.97	$6.86	1.38%
Science and Technology							
Class I***	$1,000	$1,029.00	$ 1.62	$1,000	$1,020.24	$4.65	0.92%
Class II	$1,000	$ 1,161.00	$ 6.16	$1,000	$1,019.05	$5.75	1.16%
Small Cap Core							
Class II	$1,000	$1,049.40	$5.94	$1,000	$1,019.04	$5.86	1.16%
Small Cap Growth							
Class II	$1,000	$ 1,125.30	$6.06	$1,000	$ 1,019.14	$5.75	1.14%
Value							
Class II	$1,000	$1,063.50	$ 5.16	$1,000	$ 1,019.79	$5.05	1.01%

*Each Portfolio offers Class II shares. Asset Strategy, Energy, High Income, Micro Cap Growth, Mid Cap Growth and Science and Technology also offer Class I shares. All classes of shares have identical rights and voting privileges with respect to the Portfolio in general and exclusive voting rights on matters that affect that class alone.

**Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2017, and divided by 365.

***Portfolio expenses for the share class are equal to the Portfolio's annualized expense ratio for the share class (provided in table), multiplied by the average account value over the period, multiplied by 64 days in the six-month period ended June 30, 2017, and divided by 365. Actual inception date of the share class is 4-28-17 (the date on which shares were first acquired by shareholders).

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Pathfinder Aggressive – Asset Allocation

Ivy VIP Growth, Class II	19.5%
Ivy VIP International Core Equity, Class II	17.2%
Ivy VIP Global Growth, Class II	12.0%
Ivy VIP Value, Class II	9.6%
Ivy VIP Mid Cap Growth, Class I	9.1%
Ivy VIP Small Cap Core, Class II	8.7%
Ivy VIP Small Cap Growth, Class II	8.6%
Ivy VIP Limited-Term Bond, Class II	5.7%
Ivy VIP Bond, Class II	4.9%
Ivy VIP High Income, Class I	3.4%
Liabilities, Net of Cash and Other Assets, and Cash Equivalents+	1.3%

Pathfinder Conservative – Asset Allocation

Ivy VIP Government Money Market, Class II	27.4%
Ivy VIP Limited-Term Bond, Class II	18.1%
Ivy VIP Growth, Class II	12.7%
Ivy VIP Dividend Opportunities, Class II	10.9%
Ivy VIP Bond, Class II	5.9%
Ivy VIP International Core Equity, Class II	5.6%
Ivy VIP Global Growth, Class II	3.9%
Ivy VIP Small Cap Growth, Class II	3.7%
Ivy VIP Mid Cap Growth, Class I	3.0%
Ivy VIP Value, Class II	3.0%
Ivy VIP Small Cap Core, Class II	2.5%
Ivy VIP High Income, Class I	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.9%

Pathfinder Moderate – Asset Allocation

Ivy VIP Dividend Opportunities, Class II	15.0%
Ivy VIP Government Money Market, Class II	13.8%
Ivy VIP Growth, Class II	12.8%
Ivy VIP Limited-Term Bond, Class II	12.0%
Ivy VIP International Core Equity, Class II	11.4%
Ivy VIP Global Growth, Class II	8.2%
Ivy VIP Bond, Class II	5.5%
Ivy VIP Small Cap Growth, Class II	5.5%
Ivy VIP Small Cap Core, Class II	4.3%
Ivy VIP Value, Class II	4.3%
Ivy VIP Mid Cap Growth, Class I	4.2%
Ivy VIP High Income, Class I	2.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy VIP Dividend Opportunities, Class II	15.1%
Ivy VIP International Core Equity, Class II	14.1%
Ivy VIP Growth, Class II	13.3%
Ivy VIP Limited-Term Bond, Class II	10.8%
Ivy VIP Global Growth, Class II	10.4%
Ivy VIP Small Cap Core, Class II	6.3%
Ivy VIP Small Cap Growth, Class II	6.2%
Ivy VIP Value, Class II	5.6%
Ivy VIP Bond, Class II	5.2%
Ivy VIP Government Money Market, Class II	5.0%
Ivy VIP Mid Cap Growth, Class I	4.8%
Ivy VIP High Income, Class I	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

Pathfinder Moderately Conservative – Asset Allocation

Ivy VIP Government Money Market, Class II	18.8%
Ivy VIP Limited-Term Bond, Class II	17.0%
Ivy VIP Growth, Class II	13.8%
Ivy VIP Dividend Opportunities, Class II	11.0%
Ivy VIP International Core Equity, Class II	8.6%
Ivy VIP Global Growth, Class II	5.9%
Ivy VIP Bond, Class II	5.7%
Ivy VIP Small Cap Growth, Class II	4.7%
Ivy VIP Value, Class II	4.1%
Ivy VIP Mid Cap Growth, Class I	4.0%
Ivy VIP Small Cap Core, Class II	3.5%
Ivy VIP High Income, Class I	2.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy VIP Dividend Opportunities, Class II	14.6%
Ivy VIP Government Money Market, Class II	13.4%
Ivy VIP Growth, Class II	12.4%
Ivy VIP Limited-Term Bond, Class II	11.7%
Ivy VIP International Core Equity, Class II	11.1%
Ivy VIP Global Growth, Class II	7.9%
Ivy VIP Bond, Class II	5.3%
Ivy VIP Small Cap Growth, Class II	5.3%
Ivy VIP Small Cap Core, Class II	4.2%
Ivy VIP Value, Class II	4.2%
Ivy VIP Mid Cap Growth, Class I	4.1%
Ivy VIP High Income, Class I	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.0%

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy VIP Dividend Opportunities, Class II	14.7%
Ivy VIP International Core Equity, Class II	13.8%
Ivy VIP Growth, Class II	13.0%
Ivy VIP Limited-Term Bond, Class II	10.5%
Ivy VIP Global Growth, Class II	10.2%
Ivy VIP Small Cap Core, Class II	6.2%
Ivy VIP Small Cap Growth, Class II	6.1%
Ivy VIP Value, Class II	5.4%
Ivy VIP Bond, Class II	5.1%
Ivy VIP Government Money Market, Class II	4.9%
Ivy VIP Mid Cap Growth, Class I	4.7%
Ivy VIP High Income, Class I	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy VIP Government Money Market, Class II	18.3%
Ivy VIP Limited-Term Bond, Class II	16.6%
Ivy VIP Growth, Class II	13.4%
Ivy VIP Dividend Opportunities, Class II	10.8%
Ivy VIP International Core Equity, Class II	8.4%
Ivy VIP Global Growth, Class II	5.8%
Ivy VIP Bond, Class II	5.6%
Ivy VIP Small Cap Growth, Class II	4.6%
Ivy VIP Mid Cap Growth, Class I	3.9%
Ivy VIP Value, Class II	3.9%
Ivy VIP Small Cap Core, Class II	3.4%
Ivy VIP High Income, Class I	2.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.7%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

8   SEMIANNUAL REPORT   2017

JUNE 30, 2017 (UNAUDITED)

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	703	$ 3,717
Ivy VIP Global Growth, Class II	1,014	9,038
Ivy VIP Growth, Class II	1,390	14,689
Ivy VIP High Income, Class I	709	2,523
Ivy VIP International Core Equity, Class II	751	12,957
Ivy VIP Limited-Term Bond, Class II	881	4,291
Ivy VIP Mid Cap Growth, Class I	660	6,810
Ivy VIP Small Cap Core, Class II	389	6,577
Ivy VIP Small Cap Growth, Class II . .	612	6,505
Ivy VIP Value, Class II	1,189	7,239
TOTAL AFFILIATED MUTUAL FUNDS – 98.7%		**$74,346**
(Cost: $78,218)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (A)	$ 991	991
TOTAL SHORT-TERM SECURITIES – 1.3%		**$ 991**
(Cost: $991)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$75,337**
(Cost: $79,209)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(6)
NET ASSETS – 100.0%		**$75,331**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$74,346	$ —	$—
Short-Term Securities	—	991	—
Total	$74,346	$991	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	1,254	$ 6,634
Ivy VIP Dividend Opportunities, Class II	1,552	12,245
Ivy VIP Global Growth, Class II	493	4,390
Ivy VIP Government Money Market, Class II	30,600	30,600
Ivy VIP Growth, Class II	1,343	14,202
Ivy VIP High Income, Class I	742	2,641
Ivy VIP International Core Equity, Class II	362	6,240
Ivy VIP Limited-Term Bond, Class II	4,161	20,261
Ivy VIP Mid Cap Growth, Class I . . .	323	3,331
Ivy VIP Small Cap Core, Class II . . .	165	2,795
Ivy VIP Small Cap Growth, Class II	390	4,147
Ivy VIP Value, Class II	551	3,357
TOTAL AFFILIATED MUTUAL FUNDS – 99.1%		**$110,843**
(Cost: $113,790)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (A)	$ 765	765
TOTAL SHORT-TERM SECURITIES – 0.7%		**$ 765**
(Cost: $765)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$111,608**
(Cost: $114,555)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		192
NET ASSETS – 100.0%		**$111,800**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$110,843	$ —	$—
Short-Term Securities	—	765	—
Total	$110,843	$765	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	9,135	$ 48,313
Ivy VIP Dividend Opportunities, Class II	16,808	132,652
Ivy VIP Global Growth, Class II	8,072	71,933
Ivy VIP Government Money Market, Class II	121,542	121,542
Ivy VIP Growth, Class II	10,673	112,827
Ivy VIP High Income, Class I	7,135	25,398
Ivy VIP International Core Equity, Class II	5,811	100,243
Ivy VIP Limited-Term Bond, Class II	21,737	105,832
Ivy VIP Mid Cap Growth, Class I . . .	3,631	37,485
Ivy VIP Small Cap Core, Class II . . .	2,234	37,750
Ivy VIP Small Cap Growth, Class II	4,547	48,320
Ivy VIP Value, Class II	6,206	37,776
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$880,071**
(Cost: $887,933)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (A)	$ 971	971
TOTAL SHORT-TERM SECURITIES – 0.1%		**$ 971**
(Cost: $971)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$881,042**
(Cost: $888,904)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		196
NET ASSETS – 100.0%		**$881,238**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds . . .	$880,071	$ —	$—
Short-Term Securities	—	971	—
Total	$880,071	$971	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

SCHEDULE OF INVESTMENTS

JUNE 30, 2017 (UNAUDITED)

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	10,413	$ 55,077
Ivy VIP Dividend Opportunities,		
Class II	20,073	158,423
Ivy VIP Global Growth, Class II ..	12,269	109,337
Ivy VIP Government Money		
Market, Class II	52,781	52,781
Ivy VIP Growth, Class II	13,237	139,929
Ivy VIP High Income, Class I	9,262	32,970
Ivy VIP International Core Equity,		
Class II	8,618	148,660
Ivy VIP Limited-Term Bond,		
Class II	23,256	113,226
Ivy VIP Mid Cap Growth,		
Class I	4,846	50,034
Ivy VIP Small Cap Core,		
Class II	3,923	66,299
Ivy VIP Small Cap Growth,		
Class II	6,170	65,577
Ivy VIP Value, Class II	9,591	58,384

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%	$1,050,697

(Cost: $1,058,544)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.1%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus		
15 bps),		
1.440%, 7-5-17 (A)	$ 880	880

TOTAL SHORT-TERM SECURITIES – 0.1%	$	880

(Cost: $880)

TOTAL INVESTMENT SECURITIES – 100.0%	$ 1,051,577

(Cost: $1,059,424)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%	(159)

NET ASSETS – 100.0%	$ 1,051,418

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual			
Funds	$1,050,697	$ —	$—
Short-Term Securities ...	—	880	—
Total	$1,050,697	$880	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	2,793	$ 14,772
Ivy VIP Dividend Opportunities,		
Class II	3,605	28,451
Ivy VIP Global Growth, Class II ...	1,717	15,300
Ivy VIP Government Money		
Market, Class II	48,473	48,473
Ivy VIP Growth, Class II	3,362	35,535
Ivy VIP High Income, Class I	1,905	6,782
Ivy VIP International Core Equity,		
Class II	1,289	22,230
Ivy VIP Limited-Term Bond,		
Class II	9,006	43,849
Ivy VIP Mid Cap Growth, Class I ..	999	10,318
Ivy VIP Small Cap Core, Class II ...	538	9,092
Ivy VIP Small Cap Growth,		
Class II	1,148	12,205
Ivy VIP Value, Class II	1,708	10,398

TOTAL AFFILIATED MUTUAL FUNDS – 99.7%	$257,405

(Cost: $262,953)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus		
15 bps),		
1.440%, 7-5-17 (A)	$ 863	863

TOTAL SHORT-TERM SECURITIES – 0.3%	$	863

(Cost: $863)

TOTAL INVESTMENT SECURITIES – 100.0%	$258,268

(Cost: $263,816)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%	(21)

NET ASSETS – 100.0%	$258,247

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds ...	$257,405	$ —	$—
Short-Term Securities	—	863	—
Total	$257,405	$863	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

JUNE 30, 2017 (UNAUDITED)

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	5,567	$ 29,444
Ivy VIP Dividend Opportunities, Class II	10,244	80,845
Ivy VIP Global Growth, Class II	4,919	43,840
Ivy VIP Government Money Market, Class II	74,074	74,074
Ivy VIP Growth, Class II	6,505	68,763
Ivy VIP High Income, Class I	4,348	15,479
Ivy VIP International Core Equity, Class II	3,542	61,093
Ivy VIP Limited-Term Bond, Class II	13,248	64,499
Ivy VIP Mid Cap Growth, Class I . . .	2,213	22,845
Ivy VIP Small Cap Core, Class II . . .	1,361	23,007
Ivy VIP Small Cap Growth, Class II	2,771	29,449
Ivy VIP Value, Class II	3,782	23,023
TOTAL AFFILIATED MUTUAL FUNDS – 97.0%		$536,361

(Cost: $550,783)

SHORT-TERM SECURITIES	Principal	
Commercial Paper (A) – 1.9%		
Rockwell Automation, Inc.:		
1.400%, 7-10-17	$ 5,000	4,998
1.410%, 7-12-17	3,000	2,999
Sonoco Products Co.,		
1.330%, 7-3-17	2,584	2,584
		10,581
Master Note – 1.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (B)	5,425	5,425
TOTAL SHORT-TERM SECURITIES – 2.9%		$ 16,006

(Cost: $16,006)

TOTAL INVESTMENT SECURITIES – 99.9%	$552,367

(Cost: $566,789)

CASH AND OTHER ASSETS, NET OF LIABILITIES (C) – 0.1%	444

NET ASSETS – 100.0%	$ 552,811

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at June 30, 2017.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Cash of $623 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2017 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
E-mini Russell 2000 Index	Short	9-15-17	35	$ (2,475)	$(40)
S&P 500 Index	Short	9-15-17	23	(13,920)	64
				$(16,395)	$ 24

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds . . .	$536,361	$—	$—
Short-Term Securities	—	16,006	—
Total	$536,361	$16,006	$—
Futures Contracts	$ 64	$ —	$—
Liabilities			
Futures Contracts	$ 40	$ —	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	842	$ 4,455
Ivy VIP Dividend Opportunities, Class II	1,624	12,814
Ivy VIP Global Growth, Class II	992	8,844
Ivy VIP Government Money Market, Class II	4,269	4,269
Ivy VIP Growth, Class II	1,071	11,318
Ivy VIP High Income, Class I	749	2,667
Ivy VIP International Core Equity, Class II	697	12,024
Ivy VIP Limited-Term Bond, Class II	1,881	9,158
Ivy VIP Mid Cap Growth, Class I	392	4,047
Ivy VIP Small Cap Core, Class II	317	5,362
Ivy VIP Small Cap Growth, Class II . .	499	5,304
Ivy VIP Value, Class II	776	4,722
TOTAL AFFILIATED MUTUAL FUNDS – 97.7%		$84,984

(Cost: $88,935)

SHORT-TERM SECURITIES	Principal	
Master Note – 2.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (A)	$ 1,796	1,796
TOTAL SHORT-TERM SECURITIES – 2.1%		$ 1,796

(Cost: $1,796)

TOTAL INVESTMENT SECURITIES – 99.8%	$86,780

(Cost: $90,731)

CASH AND OTHER ASSETS, NET OF LIABILITIES (B) – 0.2%	197

NET ASSETS – 100.0%	$86,977

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Cash of $86 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2017 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
E-mini Russell 2000 Index	Short	9-15-17	6	$ (424)	$(7)
S&P 500 Index	Short	9-15-17	3	(1,816)	8
				$(2,240)	$ 1

JUNE 30, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$84,984	$ —	$—
Short-Term Securities	—	1,796	—
Total	$84,984	$1,796	$—
Futures Contracts	$ 8	$ —	$—
Liabilities			
Futures Contracts	$ 7	$ —	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Bond, Class II	745	$ 3,938
Ivy VIP Dividend Opportunities, Class II	961	7,584
Ivy VIP Global Growth, Class II	458	4,079
Ivy VIP Government Money Market, Class II	12,922	12,922
Ivy VIP Growth, Class II	896	9,473
Ivy VIP High Income, Class I	508	1,808
Ivy VIP International Core Equity, Class II	344	5,926
Ivy VIP Limited-Term Bond, Class II	2,401	11,689
Ivy VIP Mid Cap Growth, Class I	266	2,750
Ivy VIP Small Cap Core, Class II	143	2,424
Ivy VIP Small Cap Growth, Class II ..	306	3,253
Ivy VIP Value, Class II	455	2,772
TOTAL AFFILIATED MUTUAL FUNDS – 97.3%		**$ 68,618**

(Cost: $70,773)

SHORT-TERM SECURITIES	Principal	
Master Note – 2.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (A)	$ 1,850	1,851
TOTAL SHORT-TERM SECURITIES – 2.6%		**$ 1,851**

(Cost: $1,851)

TOTAL INVESTMENT SECURITIES – 99.9%	**$70,469**

(Cost: $72,624)

CASH AND OTHER ASSETS, NET OF LIABILITIES (B) – 0.1%	100
NET ASSETS – 100.0%	**$70,569**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Cash of $108 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at June 30, 2017 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation (Depreciation)
E-mini Russell 2000 Index	Short	9-15-17	6	$ (424)	$(7)
S&P 500 Index	Short	9-15-17	4	(2,421)	11
				$(2,845)	$ 4

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$68,618	$ —	$—
Short-Term Securities	—	1,851	—
Total	$68,618	$1,851	$—
Futures Contracts	$ 11	$ —	$—
Liabilities			
Futures Contracts	$ 7	$ —	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ADVANTUS REAL ESTATE SECURITIES[a]

Asset Allocation

Stocks	99.0%
Real Estate	99.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Real Estate	Retail REITs
Equinix, Inc.	Real Estate	Specialized REITs
ProLogis, Inc.	Real Estate	Industrial REITs
Mid-America Apartment Communities, Inc.	Real Estate	Residential REITs
Equity Residential	Real Estate	Residential REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
AvalonBay Communities, Inc.	Real Estate	Residential REITs
Duke Realty Corp.	Real Estate	Industrial REITs
Essex Property Trust, Inc.	Real Estate	Residential REITs
Welltower, Inc.	Real Estate	Health Care REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 28, 2017, the name of Real Estate Securities changed to Advantus Real Estate Securities.

SCHEDULE OF INVESTMENTS ADVANTUS REAL ESTATE SECURITIES *(in thousands)*

COMMON STOCKS	Shares	Value
Real Estate		
Diversified REITs – 1.9%		
Liberty Property Trust	22	$ 875
Health Care REITs – 9.5%		
HCP, Inc.	22	694
Healthcare Trust of America, Inc., Class A	18	572
Physicians Realty Trust	33	665
Ventas, Inc.	16	1,118
Welltower, Inc.	17	1,302
		4,351
Hotel & Resort REITs – 4.9%		
Apple Hospitality REIT, Inc.	23	426
Hilton Worldwide Holdings, Inc.	10	606
Host Hotels & Resorts, Inc.	38	700
Sunstone Hotel Investors, Inc.	32	513
		2,245
Industrial REITs – 9.9%		
Duke Realty Corp.	48	1,333
First Industrial Realty Trust, Inc.	7	198
ProLogis, Inc.	44	2,564
Rexford Industrial Realty, Inc.	17	469
		4,564
Office REITs – 16.7%		
Alexandria Real Estate Equities, Inc.	12	1,482
Boston Properties, Inc.	7	886
Brandywine Realty Trust	61	1,071
Corporate Office Properties Trust	28	977
Highwoods Properties, Inc.	12	614

COMMON STOCKS (Continued)	Shares	Value
Office REITs (Continued)		
Hudson Pacific Properties, Inc.	7	$ 239
Kilroy Realty Corp.	15	1,135
SL Green Realty Corp.	6	645
Vornado Realty Trust	6	600
		7,649
Residential REITs – 21.9%		
American Campus Communities, Inc.	7	345
American Homes 4 Rent	35	788
Apartment Investment and Management Co., Class A	12	498
AvalonBay Communities, Inc.	7	1,338
Equity Residential	23	1,489
Essex Property Trust, Inc.	5	1,326
Invitation Homes, Inc.	26	567
Mid-America Apartment Communities, Inc.	15	1,559
Sun Communities, Inc.	11	999
UDR, Inc.	29	1,146
		10,055
Retail REITs – 17.3%		
Agree Realty Corp.	13	587
Brixmor Property Group, Inc.	36	635
Federal Realty Investment Trust	2	227
GGP, Inc.	51	1,201
Kimco Realty Corp.	38	705
National Retail Properties, Inc.	11	414
Regency Centers Corp.	18	1,126
Simon Property Group, Inc.	19	3,047
		7,942

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs – 16.9%		
CubeSmart	15	$ 354
CyrusOne, Inc.	15	814
Digital Realty Trust, Inc.	9	994
DuPont Fabros Technology, Inc.	3	190
Entertainment Properties Trust	8	582
Equinix, Inc.	6	2,572
Extra Space Storage, Inc.	14	1,092
Public Storage, Inc.	6	1,168
		7,766
Total Real Estate – 99.0%		45,447
TOTAL COMMON STOCKS – 99.0%		$ 45,447
(Cost: $44,843)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (A)	$315	315
TOTAL SHORT-TERM SECURITIES – 0.7%		$ 315
(Cost: $315)		
TOTAL INVESTMENT SECURITIES – 99.7%		$45,762
(Cost: $45,158)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		160
NET ASSETS – 100.0%		$45,922

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$45,447	$ —	$—
Short-Term Securities	—	315	—
Total	$45,447	$315	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	71.7%
Information Technology	13.3%
Financials	12.3%
Consumer Discretionary	10.6%
Industrials	9.7%
Consumer Staples	8.2%
Energy	7.8%
Health Care	6.8%
Materials	2.0%
Telecommunication Services	1.0%
Bullion (Gold)	4.8%
Bonds	10.7%
Other Government Securities	6.3%
United States Government and Government Agency Obligations	3.2%
Corporate Debt Securities	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	12.8%

Country Weightings

North America	56.7%
United States	51.5%
Mexico	5.2%
Europe	14.1%
France	3.6%
Other Europe	10.5%
Pacific Basin	9.5%
Bullion (Gold)	4.8%
South America	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	12.8%

Top 10 Equity Holdings

Company	Country	Sector	Industry
JPMorgan Chase & Co.	United States	Financials	Other Diversified Financial Services
Microsoft Corp.	United States	Information Technology	Systems Software
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Adobe Systems, Inc.	United States	Information Technology	Application Software
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Coca-Cola Co. (The)	United States	Consumer Staples	Soft Drinks
Alphabet, Inc., Class A	United States	Information Technology	Internet Software & Services

See your advisor or www.waddell.com for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 1.3%		
Delphi Automotive plc	140	$ 12,236
Automobile Manufacturers – 2.1%		
Bayerische Motoren Werke AG (A)	102	9,497
Suzuki Motor Corp. (A)	198	9,405
		18,902
Cable & Satellite – 1.8%		
Altice USA, Inc., Class A (B)	107	3,447
Comcast Corp., Class A	336	13,069
		16,516
Home Improvement Retail – 2.0%		
Home Depot, Inc. (The)	75	11,444
Lowe's Co., Inc.	95	7,373
		18,817
Internet & Direct Marketing Retail – 1.3%		
Amazon.com, Inc. (B)	13	12,148
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (B)	—*	—
Leisure Products – 0.1%		
Media Group Holdings LLC, Series H (B)(C)(D)(E)	32	150
Media Group Holdings LLC, Series T (B)(C)(D)(E)	4	756
		906
Movies & Entertainment – 0.8%		
Liberty Media Corp., Class C (B)(C)(E)	222	7,308
Restaurants – 0.5%		
Starbucks Corp.	77	4,507
Tires & Rubber – 0.7%		
Bridgestone Corp. (A)	157	6,739
Total Consumer Discretionary – 10.6%		**98,079**
Consumer Staples		
Brewers – 0.9%		
InBev N.V. (A)	73	8,030
Packaged Foods & Meats – 3.1%		
Kraft Foods Group, Inc.	106	9,052
Mondelez International, Inc., Class A	210	9,066
Nestle S.A., Registered Shares (A)	120	10,469
		28,587
Soft Drinks – 1.6%		
Coca-Cola Co. (The)	324	14,550

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 2.6%		
ITC Ltd. (A)	842	$ 4,217
Philip Morris International, Inc.	168	19,767
		23,984
Total Consumer Staples – 8.2%		**75,151**
Energy		
Oil & Gas Equipment & Services – 2.6%		
Halliburton Co.	318	13,582
Schlumberger Ltd.	164	10,778
		24,360
Oil & Gas Exploration & Production – 4.1%		
Cabot Oil & Gas Corp.	320	8,016
EOG Resources, Inc.	156	14,157
Noble Energy, Inc.	302	8,538
Pioneer Natural Resources Co.	46	7,309
		38,020
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66	119	9,877
Total Energy – 7.8%		**72,257**
Financials		
Diversified Banks – 2.5%		
Axis Bank Ltd. (A)	997	7,979
China Construction Bank Corp. (A)	3,121	2,418
Industrial and Commercial Bank of China Ltd., H Shares (A)(B)	3,756	2,536
Wells Fargo & Co.	183	10,135
		23,068
Investment Banking & Brokerage – 1.0%		
Goldman Sachs Group, Inc. (The)	41	9,188
Life & Health Insurance – 3.0%		
AIA Group Ltd. (A)	2,455	17,938
MetLife, Inc.	179	9,812
		27,750
Multi-Line Insurance – 1.1%		
Axa S.A. (A)	383	10,466
Multi-Sector Holdings – 0.8%		
Berkshire Hathaway, Inc., Class B (B)	42	7,080
Other Diversified Financial Services – 2.7%		
JPMorgan Chase & Co.	266	24,305
Regional Banks – 1.2%		
PNC Financial Services Group, Inc. (The)	90	11,232
Total Financials – 12.3%		**113,089**

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Biotechnology – 2.4%		
Alexion Pharmaceuticals, Inc. (B)	72	$ 8,703
Shire Pharmaceuticals Group plc ADR	79	13,058
		21,761
Health Care Equipment – 1.2%		
Medtronic plc	126	11,155
Health Care Facilities – 1.0%		
HCA Holdings, Inc. (B)	101	8,783
Pharmaceuticals – 2.2%		
Bayer AG (A)	38	4,910
Pfizer, Inc.	472	15,848
		20,758
Total Health Care – 6.8%		**62,457**
Industrials		
Aerospace & Defense – 2.7%		
Airbus SE (A)	113	9,296
Lockheed Martin Corp.	56	15,546
		24,842
Construction & Engineering – 1.7%		
Larsen & Toubro Ltd. (A)	328	8,550
Vinci (A)	81	6,907
		15,457
Construction Machinery & Heavy Trucks – 1.1%		
PACCAR, Inc.	164	10,805
Electrical Components & Equipment – 0.7%		
Schneider Electric S.A. (A)	86	6,634
Industrial Conglomerates – 1.0%		
Siemens AG (A)	67	9,166
Industrial Machinery – 1.1%		
Parker Hannifin Corp.	62	9,957
Railroads – 0.9%		
Union Pacific Corp.	74	8,093
Trading Companies & Distributors – 0.5%		
Wolseley plc (A)	76	4,641
Total Industrials – 9.7%		**89,595**
Information Technology		
Application Software – 3.2%		
Adobe Systems, Inc. (B)	130	18,361
Intuit, Inc.	88	11,634
		29,995

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 2.0%		
FleetCor Technologies, Inc. (B)	39	$ 5,581
Visa, Inc., Class A	135	12,641
		18,222
Electronic Equipment & Instruments – 0.4%		
Keyence Corp. (A)	8	3,685
Internet Software & Services – 4.5%		
Alibaba Group Holding Ltd. ADR (B)	105	14,808
Alphabet, Inc., Class A (B)	16	14,503
Facebook, Inc., Class A (B)	20	2,981
MercadoLibre, Inc.	35	8,874
		41,166
Semiconductor Equipment – 0.9%		
ASML Holding N.V., Ordinary Shares (A)	61	8,004
Semiconductors – 0.1%		
Renesas Electronics Corp. (A)(B) . . .	126	1,094
Systems Software – 2.2%		
Microsoft Corp.	300	20,673
Total Information Technology – 13.3%		122,839
Materials		
Diversified Metals & Mining – 1.4%		
BHP Billiton plc (A)	288	4,404
Rio Tinto plc (A)	196	8,287
		12,691
Paper Packaging – 0.6%		
International Paper Co.	108	6,114
Total Materials – 2.0%		18,805
Telecommunication Services		
Integrated Telecommunication Services – 1.0%		
Nippon Telegraph and Telephone Corp. (A)	194	9,174
Total Telecommunication Services – 1.0%		9,174
TOTAL COMMON STOCKS – 71.7%		$661,446

(Cost: $614,061)

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Leisure Facilities – 0.1%		
Circuit of the Americas LLC, Series D, 0.000%, 12-31-20 (F)	$3,642	1,350

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 0.7%		
Delta Topco Ltd. (2.000% Cash or 2.000% PIK), 2.000%, 7-23-19 (C)(E)(G) . . $	4,344	$ 6,414
Total Consumer Discretionary – 0.8%		7,764
Financials		
Diversified Banks – 0.4%		
Royal Bank of Scotland Group plc (The):		
7.500%, 12-29-49	2,195	2,265
8.625%, 12-29-49	970	1,057
		3,322
Total Financials – 0.4%		3,322
TOTAL CORPORATE DEBT SECURITIES – 1.2%		$ 11,086

(Cost: $10,816)

OTHER GOVERNMENT SECURITIES (H)		
Brazil – 1.1%		
Brazil Notas do Tesouro Nacional, 10.000%, 1-1-21 (I)	BRL35,225	10,648
Mexico – 5.2%		
Mexican Bonos:		
8.000%, 6-11-20 (I)	MXN279,834	15,993
6.500%, 6-10-21 (I)	194,676	10,685
10.000%, 12-5-24 (I)	160,287	10,523
5.750%, 3-5-26 (I)	205,686	10,580
		47,781
TOTAL OTHER GOVERNMENT SECURITIES – 6.3%		$58,429

(Cost: $59,373)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 3.2%		
U.S. Treasury Notes:		
0.125%, 4-15-21 . . . . $	4,350	4,343
0.625%, 1-15-26	8,069	8,118
0.125%, 7-15-26	7,855	7,575
1.000%, 2-15-46	9,598	9,590
		29,626
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.2%		$29,626

(Cost: $30,636)

BULLION – 4.8%	Troy Ounces	
Gold	35	43,686

(Cost: $43,741)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (J) – 1.5%		
Danaher Corp., 1.190%, 7-6-17	$ 5,000	$ 4,999
J.M. Smucker Co. (The), 1.440%, 7-12-17	5,000	4,998
Sonoco Products Co., 1.330%, 7-3-17	3,573	3,572
		13,569
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (K)	3,455	3,455
Municipal Obligations – 9.5%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps), 0.840%, 7-7-17 (K)	6,800	6,800
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA) (BVAL plus 10 bps), 0.970%, 7-7-17 (K)	14,660	14,660
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 0.990%, 7-1-17 (K)	4,227	4,227
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A (GTD by Wells Fargo Bank N.A.) (BVAL plus 18 bps), 0.930%, 7-7-17 (K)	16,000	16,000
NY State Hsng Fin Agy, Related 42nd and 10th Hsng Rev Bonds, Ser 2010A (GTD by FHLMC) (BVAL plus 14 bps), 0.880%, 7-7-17 (K)	18,500	18,500
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.) (BVAL plus 11 bps), 0.910%, 7-7-17 (K)	5,435	5,435
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps), 0.910%, 7-7-17 (K)	22,275	22,275
		87,897
TOTAL SHORT-TERM SECURITIES – 11.4%		$ 104,921

(Cost: $104,922)

TOTAL INVESTMENT SECURITIES – 98.6%		$909,194

(Cost: $863,549)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		13,349
NET ASSETS – 100.0%		$922,543

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Restricted securities. At June 30, 2017, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Liberty Media Corp., Class C	1-23-17	222	$ 5,765	$ 7,308
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	32	22,374	150
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	4	8,413	756
		Principal		
Delta Topco Ltd. (2.000% Cash or 2.000% PIK), 2.000%, 07-23-19	1-23-17	$4,344	4,947	6,414
			$41,499	$14,628

The total value of these securities represented 1.6% of net assets at June 30, 2017.

(D)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in Note 6 of the Notes to Financial Statements.

(E)Securities whose value was determined using significant unobservable inputs.

(F)Zero coupon bond.

(G)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(H)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(I)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real and MXN – Mexican Peso).

(J)Rate shown is the yield to maturity at June 30, 2017.

(K)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following total return swap agreements were outstanding at June 30, 2017:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee[1][2]	Unrealized Depreciation
Morgan Stanley International	127,772	Euro STOXX Bank Index	12/08/2017	$19,141	3-Month Euribor plus 40 bps	$(116)

(1)The Portfolio pays the financing fee multiplied by the notional amount each month.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Portfolio would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 89,865	$—	$8,214
Consumer Staples	75,151	—	—
Energy	72,257	—	—
Financials	113,089	—	—
Health Care	62,457	—	—
Industrials	89,595	—	—
Information Technology	122,839	—	—
Materials	18,805	—	—
Telecommunication Services	9,174	—	—
Total Common Stocks	$653,232	$—	$8,214

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

	Level 1	Level 2	Level 3
Corporate Debt Securities	$ —	$ 4,672	$ 6,414
Other Government Securities	—	58,429	—
United States Government Obligations	—	29,626	—
Bullion	43,686	—	—
Short-Term Securities	—	104,921	—
Total	$696,918	$197,648	$14,628

Liabilities

	Level 1	Level 2	Level 3
Total Return Swaps	$ —	$ 116	$ —

During the period ended June 30, 2017, there were no transfers between any levels.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 1-1-17	$ 5,728	$ 57,563
Net realized gain (loss)	(18,087)	(490)
Net change in unrealized appreciation (depreciation)	21,525	1,957
Purchases	16,080	4,947
Sales	(17,032)	(57,563)
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 6-30-17	$ 8,214	$ 6,414
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-17	$ 17,247	$ 1,467

Information about Level 3 fair value measurements:

	Fair Value at 6-30-17	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 756	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	17.34%
			Illiquidity discount	10%
	150	Discounted book value	Discount Factor	77%
			Illiquidity Discount	10%
	7,308	Discounted closing exchange price	Illiquidity Discount	10%
Corporate Debt Securities	6,414	Discounted closing exchange price	Illiquidity discount	10%

Significant increases (decreases) in long-term growth rate inputs could result in a higher (lower) fair value measurement. However, significant increases (decreases) in weighted average cost of capital, discount factors, or illiquidity discount inputs could result in a higher (lower) fair value measurement.

During the period ended June 30, 2017, securities totaling $293 changed valuation techniques from a blended methodology of discounted cash flows model and a discounted bookvalue approach to a discounted book value approach. The change in valuation techniques is primarily due to the discounted book value approach more closely reflecting current market participant assumptions.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Association
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
PIK = Payment-in-Kind

CONSOLIDATED SCHEDULE OF INVESTMENTS

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

Country Diversification

(as a % of net assets)

United States	51.5%
Mexico	5.2%
France	3.6%
Japan	3.2%
United Kingdom	3.1%
Germany	2.6%
India	2.3%
China	2.1%
Brazil	2.1%
Hong Kong	1.9%
Switzerland	1.6%
Ireland	1.4%
Other Countries	1.8%
Other+	17.6%

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	69.7%
Health Care	13.3%
Financials	11.8%
Consumer Discretionary	11.5%
Information Technology	11.0%
Industrials	7.6%
Energy	6.5%
Consumer Staples	3.5%
Materials	3.3%
Real Estate	1.0%
Telecommunication Services	0.2%
Bonds	25.9%
Corporate Debt Securities	21.1%
United States Government and Government Agency Obligations	4.5%
Loans	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.4%

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Comcast Corp., Class A	Consumer Discretionary	Cable & Satellite
Autodesk, Inc.	Information Technology	Application Software
Intercontinental Exchange, Inc.	Financials	Financial Exchanges & Data
Shire Pharmaceuticals Group plc ADR	Health Care	Biotechnology
Johnson Controls, Inc.	Industrials	Building Products
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Microsoft Corp.	Information Technology	Systems Software

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 0.7%		
O'Reilly Automotive, Inc. (A)	12	$ 2,725
Cable & Satellite – 2.1%		
Comcast Corp., Class A	193	7,496
Casinos & Gaming – 1.6%		
Las Vegas Sands, Inc.	88	5,653
General Merchandise Stores – 1.1%		
Dollar General Corp.	53	3,810
Home Improvement Retail – 1.4%		
Lowe's Co., Inc.	63	4,911
Hotels, Resorts & Cruise Lines – 2.3%		
Carnival Corp.	127	8,298
Movies & Entertainment – 1.3%		
Twenty-First Century Fox, Inc.	175	4,882
Restaurants – 1.0%		
YUM! Brands, Inc.	51	3,776
Total Consumer Discretionary – 11.5%		**41,551**
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A. ADR	33	3,671
Drug Retail – 1.5%		
CVS Caremark Corp.	67	5,371
Packaged Foods & Meats – 1.0%		
Kraft Foods Group, Inc.	41	3,484
Total Consumer Staples – 3.5%		**12,526**
Energy		
Integrated Oil & Gas – 1.2%		
Chevron Corp.	43	4,506
Oil & Gas Drilling – 0.8%		
Helmerich & Payne, Inc.	56	3,048
Oil & Gas Equipment & Services – 1.1%		
Schlumberger Ltd.	59	3,854
Oil & Gas Exploration & Production – 2.0%		
Newfield Exploration Co. (A)	109	3,100
Noble Energy, Inc.	142	4,016
		7,116
Oil & Gas Refining & Marketing – 0.5%		
Phillips 66	22	1,810
Total Energy – 5.6%		**20,334**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Diversified Banks – 2.2%		
Northern Trust Corp.	43	$ 4,138
Wells Fargo & Co.	69	3,812
		7,950
Financial Exchanges & Data – 1.9%		
Intercontinental Exchange, Inc.	104	6,850
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The)	22	4,931
Life & Health Insurance – 1.4%		
MetLife, Inc.	90	4,930
Other Diversified Financial Services – 2.3%		
JPMorgan Chase & Co.	93	8,461
Regional Banks – 1.8%		
PNC Financial Services Group, Inc. (The)	52	6,504
Total Financials – 11.0%		**39,626**
Health Care		
Biotechnology – 3.0%		
Biogen, Inc. (A)	15	4,038
Shire Pharmaceuticals Group plc ADR	41	6,775
		10,813
Health Care Services – 1.4%		
Laboratory Corp. of America Holdings (A)	33	5,036
Managed Health Care – 2.5%		
Anthem, Inc.	23	4,329
UnitedHealth Group, Inc.	25	4,718
		9,047
Pharmaceuticals – 3.1%		
Allergan plc	20	4,909
Pfizer, Inc.	110	3,701
Teva Pharmaceutical Industries Ltd. ADR	80	2,671
		11,281
Total Health Care – 10.0%		**36,177**
Industrials		
Building Products – 1.9%		
Johnson Controls, Inc.	153	6,636
Construction Machinery & Heavy Trucks – 1.6%		
Allison Transmission Holdings, Inc. . . .	81	3,056
PACCAR, Inc.	42	2,794
		5,850
Industrial Machinery – 0.8%		
Parker Hannifin Corp.	19	2,973

COMMON STOCKS (Continued)	Shares	Value
Railroads – 1.5%		
Union Pacific Corp.	50	$ 5,464
Trucking – 1.1%		
Knight Transportation, Inc.	107	3,965
Total Industrials – 6.9%		**24,888**
Information Technology		
Application Software – 2.0%		
Autodesk, Inc. (A)	71	7,124
Data Processing & Outsourced Services – 1.1%		
MasterCard, Inc., Class A	32	3,924
IT Consulting & Other Services – 1.3%		
Cognizant Technology Solutions Corp., Class A	68	4,534
Semiconductor Equipment – 0.8%		
Applied Materials, Inc.	68	2,821
Semiconductors – 1.7%		
Integrated Device Technology, Inc. (A)	74	1,899
Intel Corp.	131	4,414
		6,313
Systems Software – 1.7%		
Microsoft Corp.	89	6,156
Technology Hardware, Storage & Peripherals – 2.4%		
Apple, Inc.	61	8,808
Total Information Technology – 11.0%		**39,680**
Materials		
Commodity Chemicals – 1.0%		
Valvoline, Inc.	152	3,605
Specialty Chemicals – 1.6%		
PPG Industries, Inc.	52	5,760
Total Materials – 2.6%		**9,365**
Real Estate		
Specialized REITs – 1.0%		
Crown Castle International Corp. . . .	35	3,516
Total Real Estate – 1.0%		**3,516**
TOTAL COMMON STOCKS – 63.1%		**$227,663**
(Cost: $203,912)		
PREFERRED STOCKS		
Energy		
Integrated Oil & Gas – 0.9%		
Hess Corp., Convertible, 8.000% . . .	55	3,059
Total Energy – 0.9%		**3,059**

JUNE 30, 2017 (UNAUDITED)

PREFERRED STOCKS (Continued)	Shares	Value
Financials		
Investment Banking & Brokerage – 0.4%		
Morgan Stanley, 5.850%	50	$ 1,366
Other Diversified Financial Services – 0.3%		
Citigroup, Inc., 6.300%	48	1,282
Regional Banks – 0.1%		
First Republic Bank,		
Series G, 5.500%	15	393
Total Financials – 0.8%		3,041
Health Care		
Managed Health Care – 0.7%		
Anthem, Inc., 5.250%	49	2,588
Pharmaceuticals – 2.6%		
Allergan plc, Convertible		
Series A, 5.500%	6	5,556
Teva Pharmaceutical Industries Ltd.,		
Convertible, 7.000%	7	3,864
		9,420
Total Health Care – 3.3%		12,008
Industrials		
Environmental & Facilities Services – 0.7%		
Stericycle, Inc., 5.250%	40	2,678
Total Industrials – 0.7%		2,678
Materials		
Commodity Chemicals – 0.7%		
A. Schulman, Inc., Convertible,		
6.000%	3	2,391
Total Materials – 0.7%		2,391
Telecommunication Services		
Integrated Telecommunication Services – 0.2%		
Frontier Communications Corp.,		
Convertible		
Series A, 11.125%	20	589
Total Telecommunication Services – 0.2%		589
TOTAL PREFERRED STOCKS – 6.6%		$23,766
(Cost: $28,150)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.4%		
Under Armour, Inc.,		
3.250%, 6-15-26	$1,600	1,499
Broadcasting – 0.1%		
Discovery Communications LLC,		
3.300%, 5-15-22	200	201

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite – 0.1%		
Pearson Funding Five plc,		
3.250%, 5-8-23 (B)	$ 300	$ 291
Viacom, Inc.,		
2.750%, 12-15-19	214	217
		508
General Merchandise Stores – 0.1%		
Dollar General Corp.,		
1.875%, 4-15-18	250	250
Homebuilding – 0.1%		
Toll Brothers Finance Corp.,		
4.375%, 4-15-23	500	517
Publishing – 0.1%		
Thomson Reuters Corp.,		
3.350%, 5-15-26	240	240
Total Consumer Discretionary – 0.9%		3,215
Consumer Staples		
Brewers – 0.2%		
Anheuser-Busch InBev Worldwide,		
Inc. (GTD by AB INBEV/BBR/COB),		
2.200%, 8-1-18	500	503
Molson Coors Brewing Co.,		
3.000%, 7-15-26	175	168
		671
Distillers & Vintners – 0.1%		
Beam, Inc.,		
1.750%, 6-15-18	250	250
Food Distributors – 0.1%		
Campbell Soup Co.,		
2.500%, 8-2-22	300	300
Tobacco – 0.1%		
BAT International Finance plc,		
2.750%, 6-15-20 (B)	600	608
Total Consumer Staples – 0.5%		1,829
Energy		
Integrated Oil & Gas – 0.3%		
Hess Corp.,		
4.300%, 4-1-27	1,200	1,172
Oil & Gas Drilling – 0.7%		
Nabors Industries Ltd., Convertible,		
0.750%, 1-15-24 (B)	3,100	2,467
Oil & Gas Equipment & Services – 0.1%		
Schlumberger Holding Corp.,		
2.350%, 12-21-18 (B)	500	503
Oil & Gas Exploration & Production – 0.7%		
BP Capital Markets plc (GTD by BP		
plc):		
2.241%, 9-26-18	400	402
2.315%, 2-13-20	500	505

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Concho Resources, Inc.,		
4.375%, 1-15-25	$1,025	$ 1,045
ONEOK Partners L.P.,		
3.200%, 9-15-18	500	506
		2,458
Oil & Gas Storage & Transportation – 1.4%		
Buckeye Partners L.P.,		
2.650%, 11-15-18	400	402
Colorado Interstate Gas Co.,		
4.150%, 8-15-26 (B)	800	794
Hornbeck Offshore Services, Inc.,		
Convertible,		
1.500%, 9-1-19	2,348	1,702
Kinder Morgan Energy Partners L.P.,		
2.650%, 2-1-19	500	503
Plains All American Pipeline L.P. and		
PAA Finance Corp.,		
4.650%, 10-15-25	500	513
Williams Partners L.P.,		
3.600%, 3-15-22	1,000	1,022
		4,936
Total Energy – 3.2%		11,536
Financials		
Asset Management & Custody Banks – 0.4%		
Ares Capital Corp.,		
4.875%, 11-30-18	1,200	1,242
Consumer Finance – 0.7%		
American Express Co.,		
4.900%, 12-29-49	600	610
Capital One Bank USA N.A.:		
2.150%, 11-21-18	500	501
2.250%, 2-13-19	500	501
Ford Motor Credit Co. LLC,		
3.339%, 3-28-22	250	254
General Motors Financial Co., Inc.		
(GTD by AmeriCredit Financial		
Services, Inc.):		
3.450%, 4-10-22	250	254
3.700%, 5-9-23	150	152
Hyundai Capital America,		
2.875%, 8-9-18 (B)	250	252
		2,524
Diversified Banks – 4.4%		
ABN AMRO Bank N.V.,		
2.500%, 10-30-18 (B)	800	806
Australia and New Zealand Banking		
Group Ltd.,		
4.400%, 5-19-26 (B)	1,050	1,083
Bank of America Corp.:		
2.000%, 1-11-18	400	401
8.000%, 7-29-49	1,802	1,852
Barclays plc,		
5.200%, 5-12-26	700	736
BNP Paribas S.A.,		
2.450%, 3-17-19	900	909

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Diversified Banks (Continued)		
DBS Group Holdings Ltd.,		
2.246%, 7-16-19 (B)	$1,000	$ 1,002
HSBC Holdings plc,		
3.400%, 3-8-21	625	642
ING Bank N.V.,		
2.500%, 10-1-19 (B)	1,100	1,108
Mizuho Bank Ltd.,		
2.650%, 9-25-19 (B)	1,300	1,310
Skandinaviska Enskilda Banken AB,		
2.375%, 3-25-19 (B)	500	503
Societe Generale S.A.,		
4.250%, 4-14-25 (B)	500	507
Standard Chartered plc,		
2.250%, 4-17-20 (B)	1,400	1,391
Sumitomo Mitsui Banking Corp.,		
2.450%, 1-16-20	600	604
U.S. Bancorp,		
3.100%, 4-27-26	400	395
Wells Fargo & Co.,		
7.980%, 3-29-49	1,600	1,668
Westpac Banking Corp.,		
2.250%, 7-30-18	1,000	1,005
		15,922
Investment Banking & Brokerage – 1.0%		
BGC Partners, Inc.,		
5.375%, 12-9-19	500	526
Credit Suisse Group Funding		
(Guernsey) Ltd.,		
2.750%, 3-26-20	500	504
Goldman Sachs Group, Inc. (The):		
2.900%, 7-19-18	450	455
2.625%, 1-31-19	500	505
2.600%, 4-23-20	400	404
5.700%, 12-29-49	245	255
Morgan Stanley,		
2.650%, 1-27-20	850	859
		3,508
Life & Health Insurance – 0.3%		
AIA Group Ltd.,		
2.250%, 3-11-19 (B)	800	800
Prudential Financial, Inc.,		
8.875%, 6-15-38	245	260
		1,060
Multi-Line Insurance – 0.2%		
American International Group, Inc.,		
2.300%, 7-16-19	300	302
Aon plc (GTD by Aon Corp.),		
2.800%, 3-15-21	500	502
		804
Other Diversified Financial Services – 2.3%		
Citigroup, Inc.:		
5.800%, 11-29-49	1,400	1,460
5.950%, 12-29-49	1,400	1,497
Fidelity National Information		
Services, Inc.,		
2.000%, 4-15-18	250	250

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Other Diversified Financial Services (Continued)		
Fifth Street Finance Corp.,		
4.875%, 3-1-19	$1,300	$ 1,301
JPMorgan Chase & Co.:		
7.900%, 4-29-49	1,500	1,559
5.000%, 12-29-49	750	769
5.300%, 11-1-65	250	260
PennantPark Investment Corp.,		
4.500%, 10-1-19	1,000	1,011
Total Capital (GTD by Total S.A.),		
2.125%, 8-10-18	300	302
		8,409
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp.		
(GTD by Berkshire Hathaway, Inc.),		
2.200%, 3-15-21	200	202
Regional Banks – 0.8%		
Citizens Financial Group, Inc.,		
3.750%, 7-1-24	1,500	1,492
PNC Bank N.A.,		
3.250%, 6-1-25	600	609
SunTrust Banks, Inc.:		
2.350%, 11-1-18	500	503
5.625%, 12-29-49	400	418
		3,022
Specialized Finance – 0.3%		
Diamond 1 Finance Corp. and		
Diamond 2 Finance Corp.,		
5.450%, 6-15-23 (B)	940	1,020
Total Financials – 10.5%		37,713
Health Care		
Biotechnology – 0.3%		
Amgen, Inc.,		
2.125%, 5-1-20	1,000	1,001
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc.,		
2.700%, 4-1-20	350	353
Health Care Facilities – 0.1%		
Surgery Center Holdings, Inc.,		
8.875%, 4-15-21 (B)	400	434
Health Care Services – 0.4%		
Cardinal Health, Inc.,		
2.400%, 11-15-19	700	704
Quest Diagnostics, Inc.,		
3.450%, 6-1-26	780	782
		1,486
Health Care Supplies – 0.3%		
Shire Acquisitions Investments		
Ireland Designated Activity Co.,		
2.875%, 9-23-23	1,000	991

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Managed Health Care – 0.1%		
Aetna, Inc.,		
2.200%, 3-15-19	$ 400	$ 402
Pharmaceuticals – 0.5%		
AbbVie, Inc.,		
3.200%, 5-14-26	490	484
Forest Laboratories, Inc.,		
5.000%, 12-15-21 (B)	1,258	1,374
		1,858
Total Health Care – 1.8%		6,525
Industrials		
Aerospace & Defense – 0.8%		
Huntington Ingalls Industries, Inc.,		
5.000%, 11-15-25 (B)	1,545	1,659
TransDigm, Inc. (GTD by TransDigm		
Group, Inc.):		
6.000%, 7-15-22	470	484
6.375%, 6-15-26	850	863
		3,006
Airlines – 0.1%		
Southwest Airlines Co.,		
2.650%, 11-5-20	375	379
Diversified Support Services – 0.1%		
Ahern Rentals, Inc.,		
7.375%, 5-15-23 (B)	300	246
Railroads – 0.1%		
Kansas City Southern de		
Mexico S.A. de C.V.,		
2.350%, 5-15-20	291	291
Total Industrials – 1.1%		3,922
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fiserv, Inc.,		
2.700%, 6-1-20	300	303
IT Consulting & Other Services – 0.1%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	500	525
Semiconductors – 0.1%		
Micron Technology, Inc.,		
5.500%, 2-1-25	375	396
Total Information Technology – 0.3%		1,224
Materials		
Construction Materials – 0.3%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (B)	1,000	960
Diversified Metals & Mining – 0.1%		
Anglo American plc,		
4.125%, 4-15-21 (B)	500	514

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Metal & Glass Containers – 0.3%		
BakerCorp International, Inc., 8.250%, 6-1-19	$1,227	$ 1,064
Total Materials – 0.7%		2,538
Real Estate		
Specialized REITs – 0.1%		
Crown Castle International Corp.:		
5.250%, 1-15-23	200	222
3.700%, 6-15-26	300	303
		525
Total Real Estate – 0.1%		525
Telecommunication Services		
Integrated Telecommunication Services – 0.6%		
AT&T, Inc.:		
2.300%, 3-11-19	1,200	1,207
4.125%, 2-17-26	950	974
Verizon Communications, Inc., 2.946%, 3-15-22 (B)	100	101
		2,282
Wireless Telecommunication Service – 0.6%		
American Tower Corp.:		
2.250%, 1-15-22	1,200	1,170
4.700%, 3-15-22	195	211
3.375%, 10-15-26	455	445
Virgin Media Finance plc, 4.875%, 2-15-22	200	188
		2,014
Total Telecommunication Services – 1.2%		4,296
Utilities		
Electric Utilities – 0.4%		
Electricite de France S.A., 2.150%, 1-22-19 (B)	500	501
Entergy Texas, Inc., 2.550%, 6-1-21	300	298
Exelon Corp., 2.450%, 4-15-21	400	399
PPL Energy Supply LLC, 4.600%, 12-15-21	100	76
		1,274
Independent Power Producers & Energy Traders – 0.4%		
Canadian Solar, Inc., Convertible, 4.250%, 2-15-19	1,500	1,460
Total Utilities – 0.8%		2,734
TOTAL CORPORATE DEBT SECURITIES – 21.1%		$76,057

(Cost: $75,619)

LOANS (C)

	Principal	Value
Industrials		
Industrial Machinery – 0.3%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 9.796%, 1-30-23 (D)	$ 1,100	$ 1,100
Total Industrials – 0.3%		1,100
TOTAL LOANS – 0.3%		$ 1,100

(Cost: $1,083)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 1.5%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.500%, 6-1-44	866	931
3.000%, 6-15-45	1,008	1,040
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	2	2
5.000%, 1-1-18	2	2
5.000%, 5-1-18	3	3
4.500%, 7-1-18	69	71
6.500%, 10-1-28	93	105
6.500%, 2-1-29	41	47
3.500%, 6-25-29	560	589
7.500%, 4-1-31	40	45
7.000%, 7-1-31	53	62
7.000%, 9-1-31	105	121
6.500%, 2-1-32	226	260
7.000%, 2-1-32	137	157
7.000%, 3-1-32	53	62
7.000%, 7-1-32	80	90
5.500%, 5-1-33	48	53
5.500%, 6-1-33	52	59
4.500%, 11-1-43	764	835
3.000%, 10-25-46	976	1,000
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1997-A, Class 3-A, 8.293%, 12-15-26	37	43
		5,577
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.5%		$5,577

(Cost: $5,535)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 3.0%		
U.S. Treasury Notes:		
0.125%, 7-15-26	4,080	3,935

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

	Principal	Value
Treasury Inflation Protected Obligations (Continued)		
2.125%, 2-15-40	$3,620	$ 4,501
1.000%, 2-15-46	2,477	2,475
		10,911
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.0%		$ 10,911

(Cost: $11,382)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 1.6%		
Mondelez International, Inc., 1.330%, 7-3-17	5,690	5,689
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (F)	3,054	3,054
Municipal Obligations – 2.5%		
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps), 0.910%, 7-7-17 (F)	9,000	9,000
TOTAL SHORT-TERM SECURITIES – 4.9%		$ 17,743

(Cost: $17,744)

		Value
TOTAL INVESTMENT SECURITIES – 100.5%		$ 362,817

(Cost: $343,425)

		Value
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		(1,938)
NET ASSETS – 100.0%		$360,879

JUNE 30, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $20,234 or 5.6% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Securities whose value was determined using significant unobservable inputs.

(E) Rate shown is the yield to maturity at June 30, 2017.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$227,663	$ —	$ —
Preferred Stocks	21,375	2,391	—
Corporate Debt Securities	—	76,057	—
Loans	—	—	1,100
United States Government Agency Obligations	—	5,577	—
United States Government Obligations	—	10,911	—
Short-Term Securities	—	17,743	—
Total	$249,038	$112,679	$1,100

During the period ended June 30, 2017, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

Asset Allocation

Stocks	0.6%
Bonds	95.9%
Corporate Debt Securities	82.9%
United States Government and Government Agency Obligations	7.0%
Municipal Bonds – Taxable	2.3%
Asset-Backed Securities	2.1%
Other Government Securities	1.5%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Quality Weightings

Investment Grade	90.6%
AAA	2.0%
AA	17.1%
A	26.1%
BBB	45.4%
Non-Investment Grade	5.3%
BB	1.7%
Non-rated	3.6%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	4.1%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

PREFERRED STOCKS	Shares	Value
Financials		
Investment Banking & Brokerage – 0.6%		
Morgan Stanley,		
5.850%	100	$ 2,732
Total Financials – 0.6%		2,732
TOTAL PREFERRED STOCKS – 0.6%		$2,732
(Cost: $2,500)		

ASSET-BACKED SECURITIES	Principal	
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust,		
3.500%, 5-26-22	$2,320	2,381
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA,		
3.750%, 12-15-27 (A)	952	990
American Airlines Class AA Pass Through Certificates, Series 2016-2,		
3.200%, 6-15-28	974	965
American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1,		
3.575%, 1-15-28	975	997
American Airlines, Inc., Class AA Pass Through Certificates, Series 2017-1,		
3.650%, 2-15-29	1,500	1,545
Norwegian Air Shuttle 2016-1, Class A,		
4.875%, 5-10-28 (A)	976	989
United Airlines Pass-Through Certificates, Series 2016-AA,		
3.100%, 7-7-28	1,000	995
TOTAL ASSET-BACKED SECURITIES – 2.1%		$8,862
(Cost: $8,708)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.2%		
Omnicom Group, Inc.,		
3.600%, 4-15-26	1,000	1,006
Automobile Manufacturers – 0.8%		
BMW U.S. Capital LLC,		
2.700%, 4-6-22 (A)	3,500	3,534
Cable & Satellite – 2.0%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp.,		
5.375%, 5-1-47 (A)	2,500	2,648
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
3.000%, 2-1-24	3,000	3,041
2.350%, 1-15-27	500	469

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.,		
3.950%, 1-15-25	$ 815	$ 831
Time Warner, Inc. (GTD by Historic TW, Inc.),		
2.950%, 7-15-26	1,500	1,415
		8,404
Education Services – 0.2%		
President and Fellows of Harvard College,		
3.150%, 7-15-46	500	479
University of Southern California,		
3.028%, 10-1-39	500	469
		948
Footwear – 1.0%		
NIKE, Inc.:		
2.375%, 11-1-26	1,000	949
3.875%, 11-1-45	3,500	3,528
		4,477
Hotels, Resorts & Cruise Lines – 0.7%		
Marriott International, Inc., Series R,		
3.125%, 6-15-26	1,000	981
Wyndham Worldwide Corp.,		
4.150%, 4-1-24	2,000	2,054
		3,035
Internet & Direct Marketing Retail – 0.1%		
Amazon.com, Inc.,		
4.800%, 12-5-34	370	427
Movies & Entertainment – 0.3%		
Walt Disney Co. (The),		
4.125%, 6-1-44	1,000	1,051
Publishing – 0.1%		
Thomson Reuters Corp.,		
3.350%, 5-15-26	500	499
Total Consumer Discretionary – 5.4%		23,381
Consumer Staples		
Brewers – 1.5%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB),		
3.650%, 2-1-26	665	685
Heineken N.V.,		
3.500%, 1-29-28 (A)	2,000	2,030
Molson Coors Brewing Co.:		
2.250%, 3-15-20 (A)	1,000	1,000
3.000%, 7-15-26	2,500	2,405
4.200%, 7-15-46	500	490
		6,610
Distillers & Vintners – 0.2%		
Constellation Brands, Inc.,		
4.500%, 5-9-47	1,000	1,031

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Drug Retail – 0.1%		
CVS Health Corp.:		
2.800%, 7-20-20	$ 75	$ 76
2.125%, 6-1-21	450	445
		521
Food Distributors – 0.8%		
Sysco Corp.:		
3.300%, 7-15-26	1,000	992
3.250%, 7-15-27	2,500	2,460
		3,452
Food Retail – 0.6%		
Kroger Co. (The),		
6.800%, 12-15-18	2,245	2,395
Household Products – 0.5%		
Procter & Gamble Co. (The),		
2.700%, 2-2-26	2,000	1,993
Packaged Foods & Meats – 2.5%		
General Mills, Inc.,		
1.400%, 10-20-17	700	700
Kraft Heinz Foods Co.:		
3.000%, 6-1-26	3,000	2,870
4.375%, 6-1-46	1,000	975
Mead Johnson Nutrition Co.,		
4.125%, 11-15-25	1,000	1,078
Smithfield Foods, Inc.:		
3.350%, 2-1-22 (A)	3,000	3,015
4.250%, 2-1-27 (A)	2,000	2,051
		10,689
Personal Products – 1.0%		
Kimberly-Clark Corp.:		
2.750%, 2-15-26	1,000	994
3.200%, 7-30-46	3,500	3,185
		4,179
Soft Drinks – 1.1%		
Coca-Cola Co. (The):		
1.550%, 9-1-21	1,500	1,470
2.875%, 10-27-25	500	503
2.250%, 9-1-26	1,000	950
PepsiCo, Inc.:		
1.700%, 10-6-21	1,000	979
2.850%, 2-24-26	1,000	997
		4,899
Total Consumer Staples – 8.3%		35,769
Energy		
Integrated Oil & Gas – 0.2%		
Cenovus Energy, Inc.,		
4.250%, 4-15-27 (A)	1,000	953
Oil & Gas Equipment & Services – 0.5%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.),		
6.500%, 1-31-19	2,000	2,133

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Oil & Gas Exploration & Production – 1.2%		
BP Capital Markets plc (GTD by BP plc),		
1.674%, 2-13-18	$ 500	$ 500
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11-15-34	850	855
EQT Corp.,		
8.125%, 6-1-19	3,494	3,856
		5,211
Oil & Gas Storage & Transportation – 3.7%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.),		
4.450%, 7-15-27	2,000	2,048
Buckeye Partners L.P.,		
3.950%, 12-1-26	950	941
Colorado Interstate Gas Co.,		
4.150%, 8-15-26 (A)	1,000	992
Enbridge, Inc.,		
2.900%, 7-15-22	2,000	1,996
Energy Transfer Partners L.P.,		
4.200%, 4-15-27	2,000	1,992
EnLink Midstream Partners L.P.,		
5.450%, 6-1-47	500	499
Plains All American Pipeline L.P. and PAA Finance Corp.:		
3.600%, 11-1-24	1,031	1,002
4.500%, 12-15-26	1,500	1,517
Sabine Pass Liquefaction LLC,		
4.200%, 3-15-28 (A)	1,500	1,516
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4-1-21	500	525
Tennessee Gas Pipeline Co.,		
7.000%, 3-15-27	2,000	2,381
Williams Partners L.P.,		
3.750%, 6-15-27	500	495
		15,904
Total Energy – 5.6%		24,201
Financials		
Asset Management & Custody Banks – 1.1%		
Ares Capital Corp.,		
3.875%, 1-15-20	2,280	2,325
Legg Mason, Inc.,		
4.750%, 3-15-26	1,500	1,587
State Street Corp.,		
2.650%, 5-19-26	1,000	969
		4,881
Consumer Finance – 3.7%		
American Express Credit Corp.:		
1.875%, 11-5-18	1,000	1,002
2.200%, 3-3-20	2,000	2,009
Capital One Financial Corp.:		
4.200%, 10-29-25	1,500	1,513
3.750%, 7-28-26	1,000	976

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Consumer Finance (Continued)		
Discover Financial Services,		
3.950%, 11-6-24	$1,500	$ 1,523
Ford Motor Credit Co. LLC:		
3.339%, 3-28-22	1,000	1,015
3.810%, 1-9-24	4,000	4,049
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.500%, 7-10-19	800	819
3.200%, 7-6-21	500	505
3.700%, 5-9-23	2,500	2,538
		15,949
Diversified Banks – 13.4%		
ABN AMRO Bank N.V.,		
2.100%, 1-18-19 (A)	3,000	3,005
Australia and New Zealand Banking Group Ltd.,		
2.125%, 8-19-20	1,000	1,000
Banco Santander S.A.,		
3.500%, 4-11-22	1,250	1,279
Bank of America Corp.:		
6.000%, 9-1-17	1,000	1,007
2.503%, 10-21-22	4,000	3,948
3.124%, 1-20-23	2,000	2,022
4.200%, 8-26-24	500	519
3.875%, 8-1-25	2,500	2,587
Bank of Montreal,		
2.100%, 12-12-19	500	501
Bank of New York Mellon Corp. (The),		
2.200%, 8-16-23	3,000	2,908
Barclays plc:		
3.684%, 1-10-23	3,000	3,078
4.836%, 5-9-28	1,000	1,022
BB&T Corp.:		
2.050%, 5-10-21	1,000	992
2.750%, 4-1-22	2,000	2,029
Commonwealth Bank of Australia,		
2.000%, 9-6-21 (A)	1,500	1,472
Danske Bank A.S.,		
2.700%, 3-2-22 (A)	3,000	3,019
Fifth Third Bank N.A.,		
2.250%, 6-14-21	500	498
Huntington Bancshares, Inc.,		
2.300%, 1-14-22	500	492
Lloyds Banking Group plc,		
3.000%, 1-11-22	2,000	2,020
Mitsubishi UFJ Financial Group, Inc.,		
2.998%, 2-22-22	500	507
Mizuho Financial Group, Inc.,		
2.953%, 2-28-22	3,000	3,025
Sumitomo Mitsui Financial Group, Inc.,		
2.058%, 7-14-21	1,000	984
Swedbank AB,		
2.800%, 3-14-22 (A)	3,000	3,039
U.S. Bancorp:		
3.100%, 4-27-26	2,500	2,471
3.150%, 4-27-27	1,500	1,503
U.S. Bank N.A.,		
1.350%, 1-26-18	2,000	1,999

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Diversified Banks (Continued)		
Wells Fargo & Co.:		
2.100%, 7-26-21	$1,000	$ 987
3.069%, 1-24-23	1,500	1,520
3.000%, 10-23-26	1,000	974
3.584%, 5-22-28	750	758
4.400%, 6-14-46	1,500	1,521
4.750%, 12-7-46	500	535
Westpac Banking Corp.:		
2.150%, 3-6-20	2,500	2,505
2.000%, 8-19-21	1,000	986
4.322%, 11-23-31	1,000	1,025
		57,737
Insurance Brokers – 0.5%		
Marsh & McLennan Cos., Inc.,		
2.750%, 1-30-22	2,000	2,019
Investment Banking & Brokerage – 4.8%		
Credit Suisse Group AG,		
3.574%, 1-9-23 (A)	2,000	2,051
Credit Suisse Group Funding (Guernsey) Ltd.,		
3.125%, 12-10-20	1,500	1,528
Daiwa Securities Group, Inc.,		
3.129%, 4-19-22 (A)	1,000	1,007
Goldman Sachs Group, Inc. (The):		
3.000%, 4-26-22	2,000	2,018
4.250%, 10-21-25	500	517
3.750%, 2-25-26	1,000	1,018
3.500%, 11-16-26	2,000	1,990
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 175 bps),		
2.922%, 10-28-27 (B)	2,000	2,079
Morgan Stanley:		
2.625%, 11-17-21	4,000	3,994
3.875%, 1-27-26	1,000	1,029
3.125%, 7-27-26	2,000	1,945
Morgan Stanley (3-Month U.S. LIBOR plus 140 bps),		
2.553%, 10-24-23 (B)	1,500	1,526
		20,702
Life & Health Insurance – 3.7%		
Athene Global Funding,		
2.750%, 4-20-20 (A)	1,500	1,503
Brighthouse Financial, Inc.,		
3.700%, 6-22-27 (A)	3,750	3,693
MetLife Global Funding I,		
1.950%, 9-15-21 (A)	2,000	1,959
New York Life Global Funding,		
2.900%, 1-17-24 (A)	5,500	5,551
Principal Life Global Funding II,		
3.000%, 4-18-26 (A)	1,000	986
Protective Life Global Funding,		
2.262%, 4-8-20 (A)	2,500	2,498
		16,190

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Other Diversified Financial Services – 4.7%		
Citigroup, Inc.:		
2.700%, 3-30-21	$3,000	$ 3,020
4.450%, 9-29-27	3,000	3,120
JPMorgan Chase & Co.:		
2.000%, 8-15-17	1,000	1,001
2.295%, 8-15-21	3,000	2,982
2.700%, 5-18-23	3,000	2,967
3.625%, 12-1-27	1,500	1,485
4.950%, 6-1-45	1,000	1,117
TIAA Asset Management Finance Co. LLC,		
4.125%, 11-1-24 (A)	2,000	2,069
USAA Capital Corp.,		
2.450%, 8-1-20 (A)	2,360	2,381
		20,142
Property & Casualty Insurance – 1.2%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.) (3-Month ICE LIBOR plus 32 bps),		
1.475%, 1-10-20 (B)	3,500	3,518
Berkshire Hathaway, Inc.,		
3.125%, 3-15-26	1,500	1,517
		5,035
Regional Banks – 0.9%		
PNC Bank N.A.:		
1.700%, 12-7-18	500	500
2.450%, 11-5-20	264	266
3.300%, 10-30-24	1,000	1,024
Sumitomo Mitsui Trust Bank Ltd.,		
2.050%, 3-6-19 (A)	2,000	2,000
		3,790
Specialized Finance – 0.8%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6-15-21 (A)	500	527
5.450%, 6-15-23 (A)	500	542
8.100%, 7-15-36 (A)	500	629
Siemens Financieringsmaatschappij N.V. (3-Month U.S. LIBOR plus 61 bps),		
1.860%, 3-16-22 (A)(B)	2,000	2,019
		3,717
Total Financials – 34.8%		**150,162**
Health Care		
Biotechnology – 0.3%		
Amgen, Inc.,		
2.200%, 5-11-20	1,500	1,507
Health Care Services – 1.3%		
Cardinal Health, Inc.:		
3.079%, 6-15-24	2,500	2,505
4.368%, 6-15-47	1,500	1,544
Quest Diagnostics, Inc.,		
3.450%, 6-1-26	1,500	1,503
		5,552

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Health Care Supplies – 1.4%		
Abbott Laboratories,		
3.400%, 11-30-23	$1,000	$ 1,024
Medtronic Global Holdings SCA,		
3.350%, 4-1-27	2,000	2,039
Medtronic, Inc.,		
4.375%, 3-15-35	1,752	1,928
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.400%, 9-23-21	1,000	988
		5,979
Pharmaceuticals – 0.6%		
AbbVie, Inc.,		
4.500%, 5-14-35	1,400	1,478
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc),		
3.500%, 3-15-21	1,000	1,033
		2,511
Total Health Care – 3.6%		**15,549**
Industrials		
Aerospace & Defense – 2.2%		
BAE Systems Finance, Inc.,		
7.500%, 7-1-27 (A)	1,522	1,995
BAE Systems Holdings, Inc.:		
3.850%, 12-15-25 (A)	1,500	1,561
4.750%, 10-7-44 (A)	1,000	1,085
Boeing Co. (The),		
1.650%, 10-30-20	500	495
General Dynamics Corp.,		
1.875%, 8-15-23	3,000	2,890
Rockwell Collins, Inc.,		
2.800%, 3-15-22	1,500	1,514
		9,540
Air Freight & Logistics – 1.6%		
FedEx Corp.:		
3.250%, 4-1-26	1,000	1,009
3.300%, 3-15-27	4,000	4,009
4.400%, 1-15-47	2,000	2,060
		7,078
Airlines – 1.4%		
Air Lease Corp.,		
3.625%, 4-1-27	2,000	2,000
Aviation Capital Group Corp.,		
2.875%, 1-20-22 (A)	3,000	2,989
Sydney Airport Finance,		
3.625%, 4-28-26 (A)	1,000	1,008
		5,997
Building Products – 0.5%		
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 12-15-21	1,875	1,948
Environmental & Facilities Services – 0.5%		
Republic Services, Inc.,		
3.800%, 5-15-18	1,000	1,018

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Environmental & Facilities Services (Continued)		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
2.400%, 5-15-23	$1,000	$ 986
		2,004
Industrial Conglomerates – 0.2%		
Honeywell International, Inc.,		
1.850%, 11-1-21	1,000	984
Industrial Machinery – 0.7%		
Parker Hannifin Corp.,		
3.250%, 3-1-27 (A)	3,000	3,031
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
3.400%, 9-1-24	1,000	1,041
Total Industrials – 7.3%		**31,623**
Information Technology		
Communications Equipment – 0.1%		
L-3 Communications Corp.,		
3.850%, 12-15-26	500	515
Data Processing & Outsourced Services – 2.0%		
Alliance Data Systems Corp.,		
5.250%, 12-1-17 (A)	4,500	4,534
Visa, Inc.:		
2.800%, 12-14-22	3,000	3,054
3.150%, 12-14-25	1,000	1,015
		8,603
Electronic Components – 1.1%		
Amphenol Corp.,		
3.200%, 4-1-24	2,500	2,525
Maxim Integrated Products, Inc.,		
3.450%, 6-15-27	2,250	2,226
		4,751
Home Entertainment Software – 0.2%		
Activision Blizzard, Inc.,		
2.300%, 9-15-21	1,000	993
Internet Software & Services – 0.7%		
Alphabet, Inc.,		
3.375%, 2-25-24	2,950	3,102
IT Consulting & Other Services – 0.4%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	1,500	1,576
Semiconductors – 1.4%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.),		
3.625%, 1-15-24 (A)	2,000	2,045
Intel Corp.:		
3.100%, 7-29-22	1,000	1,036
2.875%, 5-11-24	2,000	2,007

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Semiconductors (Continued)		
Micron Technology, Inc.,		
7.500%, 9-15-23	$ 713	$ 798
		5,886
Systems Software – 1.6%		
CA, Inc.,		
5.375%, 12-1-19	1,080	1,134
Microsoft Corp.:		
2.650%, 11-3-22	2,000	2,028
2.000%, 8-8-23	500	487
2.875%, 2-6-24	3,000	3,048
		6,697
Technology Hardware, Storage & Peripherals – 0.3%		
Seagate HDD Cayman (GTD by		
Seagate Technology plc),		
4.250%, 3-1-22 (A)	1,250	1,271
Total Information Technology – 7.8%		33,394
Materials		
Diversified Metals & Mining – 0.2%		
Anglo American Capital plc,		
3.750%, 4-10-22 (A)	1,000	1,005
Specialty Chemicals – 0.4%		
Methanex Corp.,		
5.250%, 3-1-22	1,404	1,480
Total Materials – 0.6%		2,485
Real Estate		
Health Care REITs – 0.3%		
Health Care REIT, Inc.,		
4.000%, 6-1-25	1,300	1,344
Industrial REITs – 0.1%		
Aircastle Ltd.,		
5.500%, 2-15-22	598	652
Retail REITs – 0.2%		
Brixmor Operating Partnership L.P.,		
3.650%, 6-15-24	750	738
Specialized REITs – 0.9%		
Crown Castle International Corp.:		
2.250%, 9-1-21	500	492
5.250%, 1-15-23	1,027	1,140
4.000%, 3-1-27	2,000	2,059
		3,691
Total Real Estate – 1.5%		6,425
Telecommunication Services		
Integrated Telecommunication Services – 2.2%		
AT&T, Inc.:		
3.800%, 3-1-24	2,500	2,561
3.400%, 5-15-25	3,500	3,441
5.650%, 2-15-47	1,000	1,103

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Integrated Telecommunication Services (Continued)		
Telefonos de Mexico S.A.B de C.V.		
(GTD by America Movil S.A.B. de		
C.V.),		
5.500%, 11-15-19	$1,500	$ 1,617
Verizon Communications, Inc.:		
2.625%, 8-15-26	500	461
4.812%, 3-15-39 (A)	559	566
		9,749
Wireless Telecommunication Service – 1.3%		
American Tower Corp.:		
4.400%, 2-15-26	1,000	1,048
3.125%, 1-15-27	2,500	2,400
Crown Castle Towers LLC,		
3.663%, 5-15-25 (A)	1,000	1,022
Sprint Spectrum L.P.,		
3.360%, 9-20-21 (A)	1,000	1,009
		5,479
Total Telecommunication Services – 3.5%		15,228
Utilities		
Electric Utilities – 1.7%		
Commonwealth Edison Co.,		
3.650%, 6-15-46	500	488
Edison International:		
2.125%, 4-15-20	1,000	1,001
2.950%, 3-15-23	2,000	2,020
Kansas City Power & Light Co.,		
6.375%, 3-1-18	1,500	1,543
MidAmerican Energy Co.,		
3.950%, 8-1-47	1,000	1,035
Sierra Pacific Power Co.,		
2.600%, 5-1-26	1,000	965
		7,052
Multi-Utilities – 2.3%		
Dominion Resources, Inc.,		
2.750%, 1-15-22	3,000	3,016
Duke Energy Carolinas LLC,		
3.750%, 6-1-45	2,000	1,993
Duke Energy Indiana LLC,		
3.750%, 5-15-46	1,000	989
EDP Finance B.V.,		
3.625%, 7-15-24 (A)	1,500	1,489
NorthWestern Corp.,		
6.340%, 4-1-19	2,400	2,571
		10,058
Water Utilities – 0.5%		
California Water Service Co.,		
5.875%, 5-1-19	2,000	2,115
Total Utilities – 4.5%		19,225
TOTAL CORPORATE DEBT SECURITIES – 82.9%		$357,442
(Cost: $352,768)		

MORTGAGE-BACKED SECURITIES

	Principal	Value
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgage		
Trust 2005-1 (Mortgage spread to		
10-year U.S. Treasury index),		
3.201%, 3-25-35 (B)	$ 1,175	$ 380
Structured Adjustable Rate Mortgage		
Loan Trust, Mortgage Pass-		
Through Certificates,		
Series 2004-1 (Mortgage spread		
to 3-year U.S. Treasury index),		
3.370%, 2-25-34 (B)	126	10
Structured Adjustable Rate Mortgage		
Loan Trust, Mortgage Pass-		
Through Certificates,		
Series 2004-3AC (Mortgage		
spread to 7-year U.S. Treasury		
index),		
3.302%, 3-25-34 (B)	206	8
		398
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		$ 398
(Cost: $1,502)		

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Massachusetts – 0.6%		
Cmnwlth of MA, Fed Hwy Grant		
Anticipation Notes (Accelerated		
Bridge Prog), Ser 2010A,		
4.285%, 12-15-18	2,500	2,599
New York – 1.1%		
NYC Indl Dev Agy, Rental Rev Bonds		
(Yankee Stadium Proj), Ser 2009,		
11.000%, 3-1-29 (A)	3,405	4,686
Ohio – 0.4%		
OH State Univ, Gen Receipts Bonds		
(Multiyear Debt Issuance Prog),		
Ser 2016A,		
3.798%, 12-1-46	2,000	2,038
Pennsylvania – 0.2%		
Cmnwlth of PA, GO Bonds, Third		
Ser B of 2010 (Federally Taxable –		
Build America Bonds),		
4.750%, 7-15-22	750	807
TOTAL MUNICIPAL BONDS – TAXABLE – 2.3%		$10,130
(Cost: $8,725)		

OTHER GOVERNMENT SECURITIES (D)

	Principal	Value
Canada – 0.8%		
Province de Quebec,		
7.140%, 2-27-26	2,500	3,200

SCHEDULE OF INVESTMENTS

JUNE 30, 2017 (UNAUDITED)

OTHER GOVERNMENT SECURITIES (D) (Continued)	Principal	Value
Spain – 0.7%		
Telefonica Emisiones S.A.U., 4.103%, 3-8-27	$3,000	$ 3,100
TOTAL OTHER GOVERNMENT SECURITIES – 1.5%		**$6,300**
(Cost: $5,762)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.2%		
Tennessee Valley Authority, 2.875%, 2-1-27	1,000	1,024
Mortgage-Backed Obligations – 6.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Year U.S. Treasury index plus 400 bps), 5.045%, 7-25-44 (A)(B)	2,200	2,250
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index), 4.573%, 12-25-48 (A)(B)	1,000	1,060
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
4.490%, 12-25-44 (A)(B)	5,000	5,320
4.400%, 1-25-45 (A)(B)	3,000	3,179
4.752%, 11-25-46 (A)(B)	2,055	2,210
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 6-month U.S. Treasury index), 4.395%, 7-25-48 (A)(B)	2,350	2,363

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
2.717%, 2-25-22	$ 780	$ 798
2.640%, 6-1-22	1,447	1,478
2.390%, 6-1-25	1,238	1,250
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.503%, 12-1-19	4,725	4,968
2.759%, 4-1-22	1,579	1,620
2.705%, 4-1-23	653	664
Government National Mortgage Association Agency REMIC/CMO, 0.011%, 6-17-45 (E)	21	—*
		27,160
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 6.5%		**$28,184**
(Cost: $28,315)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 0.5%		
U.S. Treasury Notes, 1.375%, 12-15-19	2,000	1,996
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.5%		**$ 1,996**
(Cost: $1,996)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 2.2%		
Ecolab, Inc., 1.341%, 7-6-17	$5,000	$ 4,999
Mondelez International, Inc., 1.330%, 7-3-17	3,115	3,114
Sonoco Products Co., 1.330%, 7-3-17	1,525	1,525
		9,638
Master Note – 1.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (C)	4,237	4,237
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 13,875**
(Cost: $13,876)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$429,919**
(Cost: $424,152)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		1,359
NET ASSETS – 100.0%		**$431,278**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $105,346 or 24.4% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F) Rate shown is the yield to maturity at June 30, 2017.

SCHEDULE OF INVESTMENTS

JUNE 30, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$2,732	$ —	$—
Asset-Backed Securities	—	8,862	—
Corporate Debt Securities	—	357,442	—
Mortgage-Backed Securities	—	398	—
Municipal Bonds	—	10,130	—
Other Government Securities	—	6,300	—
United States Government Agency Obligations	—	28,184	—
United States Government Obligations	—	1,996	—
Short-Term Securities	—	13,875	—
Total	$2,732	$ 427,187	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REITS = Real Estate Investment Trusts
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Information Technology	34.2%
Financials	16.0%
Health Care	12.6%
Consumer Staples	10.5%
Industrials	10.1%
Consumer Discretionary	9.0%
Energy	5.6%
Materials	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	Information Technology	Systems Software
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Morgan Stanley	Financials	Investment Banking & Brokerage
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
UnitedHealth Group, Inc.	Health Care	Managed Health Care
Philip Morris International, Inc.	Consumer Staples	Tobacco
Kraft Foods Group, Inc.	Consumer Staples	Packaged Foods & Meats
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Adobe Systems, Inc.	Information Technology	Application Software

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.0%		
Magna International, Inc.	180	$ 8,335
Cable & Satellite – 2.1%		
Comcast Corp., Class A	229	8,901
Home Improvement Retail – 2.6%		
Home Depot, Inc. (The)	72	11,090
Housewares & Specialties – 2.3%		
Newell Rubbermaid, Inc.	179	9,619
Total Consumer Discretionary – 9.0%		37,945
Consumer Staples		
Brewers – 1.3%		
Molson Coors Brewing Co., Class B . .	66	5,707
Hypermarkets & Super Centers – 1.6%		
Costco Wholesale Corp.	42	6,736
Packaged Foods & Meats – 2.7%		
Kraft Foods Group, Inc.	132	11,339
Soft Drinks – 2.0%		
Monster Beverage Corp. (A)	168	8,327
Tobacco – 2.9%		
Philip Morris International, Inc.	103	12,093
Total Consumer Staples – 10.5%		44,202
Energy		
Oil & Gas Drilling – 0.6%		
Helmerich & Payne, Inc.	47	2,532
Oil & Gas Equipment & Services – 0.9%		
Halliburton Co.	94	4,002
Oil & Gas Exploration & Production – 4.1%		
Cimarex Energy Co.	56	5,239
EOG Resources, Inc.	84	7,604
Pioneer Natural Resources Co.	28	4,468
		17,311
Total Energy – 5.6%		23,845
Financials		
Asset Management & Custody Banks – 2.4%		
Blackstone Group L.P. (The)	305	10,175
Diversified Banks – 3.5%		
Bank of America Corp.	284	6,878
Wells Fargo & Co.	141	7,840
		14,718
Financial Exchanges & Data – 2.2%		
CME Group, Inc.	75	9,330

COMMON STOCKS (Continued)	Shares	Value
Investment Banking & Brokerage – 4.9%		
Charles Schwab Corp. (The)	169	$ 7,269
Morgan Stanley	300	13,355
		20,624
Other Diversified Financial Services – 3.0%		
JPMorgan Chase & Co.	138	12,604
Total Financials – 16.0%		67,451
Health Care		
Biotechnology – 3.1%		
Alexion Pharmaceuticals, Inc. (A)	52	6,313
Shire Pharmaceuticals Group plc ADR	42	6,969
		13,282
Health Care Equipment – 2.0%		
Intuitive Surgical, Inc. (A)	9	8,418
Managed Health Care – 4.7%		
Cigna Corp.	45	7,600
UnitedHealth Group, Inc.	66	12,293
		19,893
Pharmaceuticals – 2.8%		
Eli Lilly and Co.	40	3,292
Zoetis, Inc.	135	8,415
		11,707
Total Health Care – 12.6%		53,300
Industrials		
Aerospace & Defense – 3.8%		
Lockheed Martin Corp.	26	7,107
United Technologies Corp.	74	9,085
		16,192
Construction Machinery & Heavy Trucks – 2.9%		
PACCAR, Inc.	101	6,683
WABCO Holdings, Inc. (A)	44	5,611
		12,294
Railroads – 3.4%		
Norfolk Southern Corp.	55	6,718
Union Pacific Corp.	69	7,473
		14,191
Total Industrials – 10.1%		42,677
Information Technology		
Application Software – 2.5%		
Adobe Systems, Inc. (A)	74	10,452
Data Processing & Outsourced Services – 6.3%		
MasterCard, Inc., Class A	77	9,405
PayPal, Inc. (A)	149	8,007
Visa, Inc., Class A	97	9,097
		26,509

COMMON STOCKS (Continued)	Shares	Value
Home Entertainment Software – 1.8%		
Electronic Arts, Inc. (A)	74	$ 7,781
Internet Software & Services – 7.7%		
Alibaba Group Holding Ltd. ADR (A)	65	9,144
Alphabet, Inc., Class A (A)	16	14,410
Facebook, Inc., Class A (A)	60	9,091
		32,645
Semiconductor Equipment – 3.8%		
Applied Materials, Inc.	225	9,282
ASML Holding N.V., NY Registry Shares	51	6,659
		15,941
Semiconductors – 4.8%		
Analog Devices, Inc.	91	7,111
Broadcom Corp., Class A	39	9,159
Texas Instruments, Inc.	55	4,208
		20,478
Systems Software – 3.5%		
Microsoft Corp.	216	14,882
Technology Hardware, Storage & Peripherals – 3.8%		
Apple, Inc.	110	15,842
Total Information Technology – 34.2%		144,530
Materials		
Commodity Chemicals – 0.9%		
LyondellBasell Industries N.V., Class A	45	3,823
Total Materials – 0.9%		3,823
TOTAL COMMON STOCKS – 98.9%		$ 417,773
(Cost: $376,775)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (B)	$2,632	2,632
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 2,632
(Cost: $2,632)		
TOTAL INVESTMENT SECURITIES – 99.5%		$420,405
(Cost: $379,405)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		2,170
NET ASSETS – 100.0%		$422,575

JUNE 30, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$417,773	$ —	$—
Short-Term Securities	—	2,632	—
Total	$417,773	$2,632	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	96.5%
Financials	15.9%
Industrials	15.8%
Information Technology	14.3%
Energy	9.8%
Consumer Discretionary	8.3%
Consumer Staples	8.0%
Real Estate	7.4%
Materials	7.1%
Health Care	6.4%
Utilities	3.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Pfizer, Inc.	Health Care	Pharmaceuticals
Wells Fargo & Co.	Financials	Diversified Banks
Chevron Corp.	Energy	Integrated Oil & Gas
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Philip Morris International, Inc.	Consumer Staples	Tobacco
Lockheed Martin Corp.	Industrials	Aerospace & Defense
Exelon Corp.	Utilities	Electric Utilities
MetLife, Inc.	Financials	Life & Health Insurance
Dow Chemical Co. (The)	Materials	Diversified Chemicals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.7%		
Omnicom Group, Inc.	106	$ 8,792
Cable & Satellite – 2.5%		
Comcast Corp., Class A	335	13,040
Home Improvement Retail – 2.8%		
Home Depot, Inc. (The)	95	14,619
Restaurants – 1.3%		
McDonalds Corp.	45	6,884
Total Consumer Discretionary – 8.3%		**43,335**
Consumer Staples		
Brewers – 1.4%		
Anheuser-Busch InBev S.A. ADR	64	7,019
Drug Retail – 1.3%		
CVS Caremark Corp.	83	6,678
Personal Products – 1.5%		
Unilever plc (A)	146	7,882
Tobacco – 3.8%		
Philip Morris International, Inc.	170	19,944
Total Consumer Staples – 8.0%		**41,523**
Energy		
Integrated Oil & Gas – 7.5%		
Chevron Corp.	224	23,328
Suncor Energy, Inc.	522	15,243
		38,571
Oil & Gas Storage & Transportation – 2.3%		
Enterprise Products Partners L.P.	447	12,110
Total Energy – 9.8%		**50,681**
Financials		
Diversified Banks – 4.5%		
Wells Fargo & Co.	423	23,411
Life & Health Insurance – 3.5%		
MetLife, Inc.	325	17,842
Multi-Line Insurance – 1.5%		
American International Group, Inc. . . .	128	7,981
Other Diversified Financial Services – 4.4%		
JPMorgan Chase & Co.	250	22,879
Regional Banks – 2.0%		
KeyCorp	545	10,220
Total Financials – 15.9%		**82,333**

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Health Care Equipment – 1.5%		
Medtronic plc	89	$ 7,870
Pharmaceuticals – 4.9%		
Pfizer, Inc.	751	25,218
Total Health Care – 6.4%		**33,088**
Industrials		
Aerospace & Defense – 7.5%		
BAE Systems plc (A)	692	5,710
Lockheed Martin Corp.	70	19,349
United Technologies Corp.	110	13,481
		38,540
Building Products – 2.9%		
Johnson Controls, Inc.	349	15,141
Construction Machinery & Heavy Trucks – 2.5%		
PACCAR, Inc.	197	13,020
Electrical Components & Equipment – 1.9%		
Eaton Corp.	126	9,803
Railroads – 1.0%		
Union Pacific Corp.	48	5,227
Total Industrials – 15.8%		**81,731**
Information Technology		
Communications Equipment – 3.7%		
Harris Corp.	93	10,155
Nokia Corp., Series A ADR	1,426	8,786
		18,941
Data Processing & Outsourced Services – 1.4%		
Paychex, Inc.	131	7,479
Semiconductors – 4.1%		
Analog Devices, Inc.	181	14,078
Cypress Semiconductor Corp.	542	7,399
		21,477
Systems Software – 5.1%		
Microsoft Corp.	383	26,379
Total Information Technology – 14.3%		**74,276**
Materials		
Diversified Chemicals – 3.1%		
Dow Chemical Co. (The)	252	15,922
Industrial Gases – 1.0%		
Air Products and Chemicals, Inc.	37	5,304
Paper Packaging – 3.0%		
International Paper Co.	277	15,670
Total Materials – 7.1%		**36,896**

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Industrial REITs – 2.3%		
ProLogis, Inc.	200	$ 11,704
Specialized REITs – 5.1%		
Crown Castle International Corp. . .	110	10,980
Life Storage, Inc.	138	10,244
Uniti Group, Inc.	215	5,416
		26,640
Total Real Estate – 7.4%		**38,344**
Utilities		
Electric Utilities – 3.5%		
Exelon Corp.	499	18,004
Total Utilities – 3.5%		**18,004**
TOTAL COMMON STOCKS – 96.5%		**$500,211**
(Cost: $423,608)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (B)	$2,945	2,945
Municipal Obligations – 2.5%		
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.) (BVAL plus 11 bps), 0.910%, 7-7-17 (B)	2,000	2,000
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.) (BVAL plus 18 bps), 0.870%, 7-7-17 (B)	11,251	11,251
		13,251
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 16,196**
(Cost: $16,196)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$516,407**
(Cost: $439,804)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		1,996
NET ASSETS – 100.0%		**$518,403**

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$500,211	$ —	$—
Short-Term Securities	—	16,196	—
Total	$500,211	$16,196	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.0%
Energy	95.9%
Information Technology	1.8%
Materials	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.0%

Country Weightings

North America	91.2%
United States	89.1%
Other North America	2.1%
Europe	5.4%
Bahamas/Caribbean	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
U.S. Silica Holdings, Inc.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
RPC, Inc.	United States	Energy	Oil & Gas Equipment & Services
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.waddell.com for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.0%		
Chevron Corp.	24	$ 2,457
Royal Dutch Shell plc, Class A (A)	69	1,830
Suncor Energy, Inc.	55	1,607
		5,894
Oil & Gas Drilling – 4.0%		
Nabors Industries Ltd.	253	2,062
Patterson-UTI Energy, Inc.	196	3,949
		6,011
Oil & Gas Equipment & Services – 34.4%		
Baker Hughes, Inc.	102	5,579
C&J Energy Services, Inc. (B)	23	790
Core Laboratories N.V.	35	3,540
Forum Energy Technologies, Inc. (B)	279	4,350
Halliburton Co.	167	7,128
Hi-Crush Partners L.P. (B)	145	1,574
Keane Group, Inc. (B)	145	2,325
RPC, Inc.	299	6,042
Schlumberger Ltd.	103	6,765
Superior Energy Services, Inc. (B)	378	3,942
U.S. Silica Holdings, Inc.	189	6,713
Weatherford International Ltd. (B)	688	2,664
		51,412
Oil & Gas Exploration & Production – 43.9%		
Anadarko Petroleum Corp.	94	4,271
Cimarex Energy Co.	43	4,071
Concho Resources, Inc. (B)	40	4,910
Continental Resources, Inc. (B)	176	5,687
Devon Energy Corp.	100	3,203
Diamondback Energy, Inc. (B)	45	4,001
EOG Resources, Inc.	73	6,608
Laredo Petroleum Holdings, Inc. (B)	202	2,123
Marathon Oil Corp.	223	2,647
Newfield Exploration Co. (B)	109	3,092
Oasis Petroleum LLC (B)	390	3,139
Parsley Energy, Inc., Class A (B)	219	6,090
Pioneer Natural Resources Co.	37	5,825
RSP Permian, Inc. (B)	137	4,427
Whiting Petroleum Corp. (B)	388	2,137
WPX Energy, Inc. (B)	354	3,416
		65,647
Oil & Gas Refining & Marketing – 2.0%		
Marathon Petroleum Corp.	23	1,180
Phillips 66	22	1,806
		2,986
Oil & Gas Storage & Transportation – 7.6%		
Enbridge, Inc.	37	1,469
Energy Transfer Partners L.P.	50	1,012
Enterprise Products Partners L.P.	114	3,099
MPLX L.P.	25	834
Phillips 66 Partners L.P.	17	828
Plains GP Holdings L.P., Class A	69	1,796
Tallgrass Energy GP L.P., Class A	93	2,358
		11,396
Total Energy – 95.9%		143,346

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Data Processing & Outsourced Services – 1.8%		
Wright Express Corp. (B)	27	$ 2,769
Total Information Technology – 1.8%		2,769
Materials		
Specialty Chemicals – 0.3%		
Flotek Industries, Inc. (B)(C)	44	393
Total Materials – 0.3%		393
TOTAL COMMON STOCKS – 98.0%		$146,508
(Cost: $162,160)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.9%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (D)	$2,872	2,872
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 2,872
(Cost: $2,872)		
TOTAL INVESTMENT SECURITIES – 99.9%		$149,380
(Cost: $165,032)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		143
NET ASSETS – 100.0%		$149,523

JUNE 30, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $393 or 0.3% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$146,508	$ —	$—
Short-Term Securities	—	2,872	—
Total	$146,508	$2,872	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	89.1%
Netherlands	2.4%
Canada	2.1%
Switzerland	1.8%
Bermuda	1.4%
United Kingdom	1.2%
Other+	2.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	3.4%
Utilities	1.3%
Financials	0.9%
Energy	0.6%
Information Technology	0.6%
Bonds	94.5%
Corporate Debt Securities	64.5%
United States Government Obligations	15.5%
Other Government Securities	13.2%
Loans	1.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.1%

Quality Weightings

Investment Grade	56.2%
AA	18.3%
A	11.7%
BBB	26.2%
Non-Investment Grade	38.3%
BB	23.2%
B	11.1%
CCC	1.5%
Non-rated	2.5%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	5.5%

Country Weightings

North America	43.3%
United States	35.3%
Mexico	6.7%
Other North America	1.3%
Europe	22.9%
United Kingdom	7.6%
Netherlands	5.5%
Other Europe	9.8%
South America	14.6%
Brazil	4.2%
Chile	3.5%
Other South America	6.9%
Pacific Basin	9.3%
Other	4.7%
Bahamas/Caribbean	2.0%
Middle East	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.1%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 0.6%		
Alupar Investimento S.A.	12	$ 64
Transmissora Alianca de Energia Eletrica S.A.	10	68
		132
Total Brazil – 0.6%		$132
Chile		
Utilities – 0.1%		
Aguas Andinas S.A.	34	20
Total Chile – 0.1%		$ 20
Panama		
Financials – 0.9%		
Banco Latinoamericano de Comercio Exterior S.A.	8	218
Total Panama – 0.9%		$218
United Kingdom		
Energy – 0.6%		
Royal Dutch Shell plc, Class A	5	124
Seadrill Partners LLC	4	13
		137
Total United Kingdom – 0.6%		$137
United States		
Information Technology – 0.6%		
Intel Corp.	4	139
Utilities – 0.6%		
PPL Corp.	4	139
Total United States – 1.2%		$278
TOTAL COMMON STOCKS – 3.4%		$785
(Cost: $851)		

CORPORATE DEBT SECURITIES	Principal	
Argentina		
Energy – 0.8%		
Pan American Energy LLC 7.875%, 5-7-21	$ 100	109
YPF Sociedad Anonima 8.875%, 12-19-18 (A)	80	86
		195
Total Argentina – 0.8%		$195
Austria		
Consumer Staples – 0.8%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 6.250%, 2-5-23 (A)	200	175
Total Austria – 0.8%		$175

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Bahrain		
Financials – 1.1%		
HDFC Bank Ltd. 3.000%, 3-6-18	$250	$ 251
Total Bahrain – 1.1%		$ 251
Brazil		
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16 (A)(B)	15	—*
Financials – 0.0%		
Banco Cruzeiro do Sul S.A. 7.000%, 7-8-13 (B)	96	5
Materials – 1.4%		
Suzano Trading Ltd. 5.875%, 1-23-21 (A)	200	212
Vale Overseas Ltd.:		
4.625%, 9-15-20	50	51
6.250%, 8-10-26	50	54
		317
Total Brazil – 1.4%		$322
British Virgin Islands		
Energy – 0.3%		
QGOG Atlantic/Alaskan Rigs Ltd. 5.250%, 7-30-18 (A)	66	64
Total British Virgin Islands – 0.3%		$ 64
Canada		
Financials – 0.4%		
Bank of Montreal 1.800%, 7-31-18	100	100
Total Canada – 0.4%		$100
Cayman Islands		
Telecommunication Services – 0.9%		
Sable International Finance Ltd. 6.875%, 8-1-22 (A)	200	216
Total Cayman Islands – 0.9%		$ 216
Chile		
Industrials – 1.7%		
Guanay Finance Ltd. 6.000%, 12-15-20 (A)	183	187
LATAM Airlines Group S.A. 7.250%, 6-9-20 (A)	200	211
		398
Materials – 1.7%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18 (A)	175	177
4.375%, 5-15-23 (A)	200	207
		384
Total Chile – 3.4%		$782

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
China		
Information Technology – 2.2%		
Alibaba Group Holding Ltd. 1.625%, 11-28-17 . . . . $	500	$500
Total China – 2.2%		$500
Columbia		
Financials – 0.9%		
Banco de Bogota S.A. 5.375%, 2-19-23 (A)	200	210
Utilities – 0.9%		
Emgesa S.A. E.S.P. 8.750%, 1-25-21 (C)	COP302,000	103
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (C)	274,000	93
		196
Total Columbia – 1.8%		$406
France		
Financials – 1.0%		
BNP Paribas S.A. 7.625%, 12-29-49 (A) . . . . $	200	220
Total France – 1.0%		$220
Hong Kong		
Telecommunication Services – 0.9%		
Hutchison Whampoa Ltd. 1.625%, 10-31-17 (A)	200	200
Total Hong Kong – 0.9%		$200
India		
Industrials – 0.9%		
Adani Ports and Special Economic Zone Ltd. 3.500%, 7-29-20 (A)	200	202
Materials – 0.8%		
Vedanta Resources plc 6.375%, 7-30-22 (A)	200	201
Total India – 1.7%		$403
Indonesia		
Financials – 0.9%		
Bank Rakyat Indonesia 2.950%, 3-28-18	200	201
Total Indonesia – 0.9%		$ 201
Ireland		
Financials – 1.5%		
MTS International Funding Ltd. 5.000%, 5-30-23 (A)	350	358
Total Ireland – 1.5%		$358

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Jamaica		
Telecommunication Services – 0.8%		
Digicel Group Ltd.		
6.000%, 4-15-21 (A)	$200	$ 192
Total Jamaica – 0.8%		**$ 192**
Luxembourg		
Financials – 0.9%		
OJSC Russian Agricultural Bank		
5.100%, 7-25-18 (A)	200	205
Information Technology – 0.9%		
BC Luxco 1 S.A.		
7.375%, 1-29-20 (A)	200	205
Materials – 0.4%		
Steel Capital S.A.		
6.700%, 10-25-17	100	101
Total Luxembourg – 2.2%		**$ 511**
Mexico		
Consumer Staples – 0.9%		
Grupo Bimbo S.A.B. de C.V.		
4.875%, 6-30-20 (A)	200	214
Financials – 1.6%		
Banco Santander S.A.		
4.125%, 11-9-22 (A)	150	156
Unifin Financiera S.A.B. de C.V. SOFOM E.N.R.		
7.250%, 9-27-23 (A)	200	205
		361
Materials – 3.1%		
C5 Capital (SPV) Ltd. (3-Month U.S. LIBOR plus 428 bps)		
5.573%, 12-29-49 (A)(D)	150	138
CEMEX S.A.B. de C.V.		
6.500%, 12-10-19 (A)	550	579
		717
Total Mexico – 5.6%		**$1,292**
Netherlands		
Consumer Discretionary – 3.1%		
Myriad International Holdings B.V.		
6.375%, 7-28-17 (A)	500	500
VTR Finance B.V.		
6.875%, 1-15-24 (A)	200	212
		712
Energy – 0.8%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
4.875%, 3-17-20	125	128
8.375%, 5-23-21	60	67
		195

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 0.7%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.)		
5.750%, 7-17-24 (A)	$ 200	$ 169
Telecommunication Services – 0.4%		
VimpleCom Holdings B.V.		
9.000%, 2-13-18 (A)(C)	RUB5,000	85
Utilities – 0.5%		
Majapahit Holding B.V.		
7.750%, 1-20-20 (A)	$ 100	112
Total Netherlands – 5.5%		**$1,273**
Norway		
Energy – 0.7%		
Aker BP ASA		
6.000%, 7-1-22 (A)	150	154
Total Norway – 0.7%		**$ 154**
Peru		
Real Estate – 0.4%		
InRetail Shopping Malls		
5.250%, 10-10-21 (A)	100	103
Total Peru – 0.4%		**$ 103**
Qatar		
Energy – 0.4%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II		
5.298%, 9-30-20 (A)	94	97
Total Qatar – 0.4%		**$ 97**
Russia		
Materials – 0.9%		
Uralkali Finance Ltd.		
3.723%, 4-30-18 (A)	200	201
Total Russia – 0.9%		**$ 201**
Singapore		
Consumer Staples – 0.5%		
Olam International Ltd.		
7.500%, 8-12-20	100	109
Total Singapore – 0.5%		**$ 109**
South Korea		
Financials – 1.1%		
Woori Bank		
2.625%, 7-20-21 (A)	250	249
Total South Korea – 1.1%		**$ 249**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Spain		
Financials – 0.9%		
Banco Bilbao Vizcaya Argentaria S.A.		
9.000%, 5-29-49	$200	$ 209
Total Spain – 0.9%		**$ 209**
United Arab Emirates		
Financials – 1.4%		
ICICI Bank Ltd.		
3.500%, 3-18-20 (A)	325	330
Total United Arab Emirates – 1.4%		**$ 330**
United Kingdom		
Consumer Staples – 2.5%		
BAT International Finance plc		
1.850%, 6-15-18 (A)	375	375
Imperial Tobacco Finance plc		
3.750%, 7-21-22 (A)	200	208
		583
Financials – 4.5%		
Barclays plc		
8.250%, 12-29-49	200	212
HSBC Holdings plc		
5.625%, 12-29-49	200	204
Industrial and Commercial Bank of China Ltd.		
2.250%, 12-21-18	200	200
State Bank of India:		
3.250%, 4-18-18 (A)	200	202
3.622%, 4-17-19 (A)	200	204
		1,022
Total United Kingdom – 7.0%		**$1,605**
United States		
Consumer Staples – 4.2%		
Anheuser-Busch InBev S.A./N.V.		
2.650%, 2-1-21	500	507
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB)		
2.200%, 8-1-18	200	201
Bunge Ltd. Finance Corp.		
3.500%, 11-24-20	250	256
		964
Energy – 0.6%		
Brand Energy & Infrastructure Services, Inc.		
8.500%, 7-15-25 (A)	125	129
Financials – 3.1%		
BBVA Bancomer S.A.		
6.500%, 3-10-21 (A)	150	165
Citigroup, Inc.		
8.400%, 4-29-49	75	79
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.		
3.480%, 6-1-19 (A)	50	51

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.)		
3.000%, 9-25-17	$ 100	$ 100
Hyundai Capital America		
2.000%, 3-19-18 (A)	200	200
Wells Fargo & Co.		
7.980%, 3-29-49	125	131
		726
Health Care – 0.8%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	100	104
4.500%, 1-15-23 (A)	75	79
		183
Industrials – 0.7%		
BAE Systems Holdings, Inc.		
2.850%, 12-15-20 (A)	75	76
TransDigm, Inc. (GTD by TransDigm Group, Inc.)		
6.000%, 7-15-22	82	85
		161
Information Technology – 2.0%		
Alliance Data Systems Corp.		
5.250%, 12-1-17 (A)	250	252
L-3 Communications Corp.		
5.200%, 10-15-19	100	107
Micron Technology, Inc.		
5.875%, 2-15-22	100	104
		463
Materials – 0.6%		
BakerCorp International, Inc.		
8.250%, 6-1-19	50	43
Hillman Group, Inc. (The)		
6.375%, 7-15-22 (A)	110	106
		149
Real Estate – 1.1%		
Aircastle Ltd.		
4.625%, 12-15-18	235	243
Telecommunication Services – 2.7%		
American Tower Corp.		
3.400%, 2-15-19	170	174
T-Mobile USA, Inc.		
6.000%, 3-1-23	230	243
Verizon Communications, Inc.		
2.625%, 2-21-20	214	217
		634
Utilities – 1.1%		
Sempra Energy		
2.850%, 11-15-20	250	254
Total United States – 16.9%		$3,906

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Venezuela		
Financials – 1.1%		
Corporacion Andina de Fomento		
1.500%, 8-8-17	$250	$ 250
Total Venezuela – 1.1%		$ 250
TOTAL CORPORATE DEBT SECURITIES – 64.5%		$14,874
(Cost: $14,977)		
OTHER GOVERNMENT SECURITIES (E)		
Argentina – 1.6%		
Republic of Argentina		
6.875%, 4-22-21	350	375
Brazil – 2.2%		
Banco Nacional de Desenvolvimento Economico e Social		
4.750%, 5-9-24 (A)	200	196
Federative Republic of Brazil		
4.875%, 1-22-21	300	314
		510
Columbia – 1.2%		
Republic of Colombia		
4.375%, 7-12-21	250	266
Indonesia – 1.1%		
Republic of Indonesia		
3.750%, 4-25-22 (A)	250	257
Luxembourg – 0.9%		
Rumo Luxembourg S.a.r.l.		
7.375%, 2-9-24 (A)	200	205
Mexico – 1.1%		
United Mexican States		
3.625%, 3-15-22	250	259
Qatar – 0.9%		
Qatar Government Bond		
2.375%, 6-2-21 (A)	200	195
Russia – 0.9%		
Russian Federation		
3.500%, 1-16-19 (A)	200	204
Saudi Arabia – 1.1%		
Saudi Arabia Government Bond		
2.375%, 10-26-21 (A)	250	246
South Africa – 0.9%		
Republic of South Africa		
5.500%, 3-9-20	200	212

OTHER GOVERNMENT SECURITIES (E) (Continued)	Principal	Value
Turkey – 0.9%		
Turkey Government Bond		
5.125%, 3-25-22	$ 200	$ 208
United States – 0.4%		
Republic of Argentina		
5.625%, 1-26-22	100	102
TOTAL OTHER GOVERNMENT SECURITIES – 13.2%		$3,039
(Cost: $3,050)		
LOANS (D)		
United States		
Industrials – 1.0%		
TransDigm, Inc. (ICE LIBOR plus 300 bps):		
4.226%, 2-28-20	43	42
4.296%, 2-28-20	195	195
		237
Materials – 0.3%		
BakerCorp International, Inc. (ICE LIBOR plus 300 bps)		
4.250%, 2-7-20	73	70
Total United States – 1.3%		$ 307
TOTAL LOANS – 1.3%		$ 307
(Cost: $309)		
UNITED STATES GOVERNMENT OBLIGATIONS		
United States – 15.5%		
U.S. Treasury Bonds		
2.250%, 11-15-25	450	450
U.S. Treasury Notes:		
0.750%, 12-31-17	800	798
1.125%, 1-15-19	1,000	997
1.500%, 4-15-20	500	500
1.250%, 10-31-21	200	195
1.750%, 11-30-21	300	299
1.750%, 5-15-22	145	144
1.500%, 8-15-26	200	187
		3,570
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 15.5%		$3,570
(Cost: $3,596)		

JUNE 30, 2017 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
1.440%, 7-5-17 (F)	$411	$ 411
TOTAL SHORT-TERM SECURITIES – 1.8%		$ 411
(Cost: $411)		
TOTAL INVESTMENT SECURITIES – 99.7%		$22,986
(Cost: $23,194)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		64
NET ASSETS – 100.0%		$23,050

Notes to Schedule of Investments

   *Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $10,486 or 45.5% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (COP—Columbian Peso and RUB—Russian Ruble).

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at June 30, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	101	U.S. Dollar	128	7-24-17	Barclays Capital, Inc.	$—	$4

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$785	$ —	$—
Corporate Debt Securities	—	14,874	—
Other Government Securities	—	3,039	—
Loans	—	307	—
United States Government Obligations	—	3,570	—
Short-Term Securities	—	411	—
Total	$785	$22,201	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 4	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate

JUNE 30, 2017 (UNAUDITED)

Country Diversification

(as a % of net assets)

United States	35.3%
United Kingdom	7.6%
Mexico	6.7%
Netherlands	5.5%
Brazil	4.2%
Chile	3.5%
Luxembourg	3.1%
Columbia	3.0%
Argentina	2.4%
China	2.2%
Indonesia	2.0%

Country Diversification (Continued)

Russia	1.8%
India	1.7%
Ireland	1.5%
United Arab Emirates	1.4%
Qatar	1.3%
Bahrain	1.1%
Venezuela	1.1%
South Korea	1.1%
Saudi Arabia	1.1%
France	1.0%
Other Countries	9.3%
Other+	2.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	96.1%
Information Technology	28.7%
Consumer Discretionary	17.4%
Industrials	14.0%
Health Care	9.9%
Energy	9.1%
Financials	8.5%
Consumer Staples	8.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Country Weightings

North America	53.1%
United States	51.3%
Other North America	1.8%
Europe	28.6%
France	7.5%
Germany	7.3%
United Kingdom	5.5%
Netherlands	5.4%
Other Europe	2.9%
Pacific Basin	14.4%
China	6.8%
Japan	5.6%
Other Pacific Basin	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Airbus SE	France	Industrials	Aerospace & Defense
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
Koninklijke Philips Electronics N.V., Ordinary Shares	Netherlands	Industrials	Industrial Conglomerates
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Home Depot, Inc. (The)	United States	Consumer Discretionary	Home Improvement Retail

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

GLOBAL GROWTH *(in thousands)*

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Energy – 0.9%		
Seven Generations Energy Ltd., Class A (A)	214	$ 3,669
Total Canada – 0.9%		$ 3,669
China		
Financials – 1.2%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	784	5,166
Information Technology – 5.6%		
Alibaba Group Holding Ltd. ADR (A)	99	14,003
Tencent Holdings Ltd.	271	9,673
		23,676
Total China – 6.8%		$28,842
France		
Consumer Staples – 1.2%		
Pernod Ricard S.A.	38	5,127
Energy – 1.5%		
Total S.A. ADR	126	6,243
Financials – 1.1%		
Axa S.A.	177	4,850
Industrials – 3.7%		
Airbus SE	188	15,457
Total France – 7.5%		$ 31,677
Germany		
Consumer Discretionary – 3.1%		
Bayerische Motoren Werke AG	69	6,372
ProSiebenSat. 1 Media SE	166	6,958
		13,330
Health Care – 1.8%		
Fresenius SE & Co. KGaA	90	7,689
Industrials – 2.4%		
Siemens AG	74	10,123
Total Germany – 7.3%		$ 31,142
Japan		
Consumer Discretionary – 3.2%		
Fuji Heavy Industries Ltd.	189	6,349
Isuzu Motors Ltd.	563	6,934
		13,283
Industrials – 2.4%		
Dakin Industries Ltd.	61	6,261
Recruit Holdings Co. Ltd.	235	4,033
		10,294
Total Japan – 5.6%		$23,577

COMMON STOCKS (Continued)	Shares	Value
Macau		
Consumer Discretionary – 1.1%		
Galaxy Entertainment Group	762	$ 4,626
Total Macau – 1.1%		$ 4,626
Mexico		
Consumer Staples – 0.9%		
Wal-Mart de Mexico S.A.B. de C.V.	1,732	4,015
Total Mexico – 0.9%		$ 4,015
Netherlands		
Industrials – 3.5%		
Koninklijke Philips Electronics N.V., Ordinary Shares	418	14,860
Information Technology – 1.9%		
ASML Holding N.V., NY Registry Shares	62	8,052
Total Netherlands – 5.4%		$ 22,912
South Korea		
Information Technology – 0.9%		
Samsung Electronics Co. Ltd.	2	3,864
Total South Korea – 0.9%		$ 3,864
Spain		
Consumer Discretionary – 0.9%		
Mediaset Espana Comunicacion S.A.	323	4,025
Total Spain – 0.9%		$ 4,025
Switzerland		
Industrials – 2.0%		
Adecco S.A.	110	8,335
Total Switzerland – 2.0%		$ 8,335
United Kingdom		
Consumer Discretionary – 1.2%		
Compass Group plc	240	5,073
Consumer Staples – 1.7%		
British American Tobacco plc	75	5,145
Coca-Cola European Partners plc	52	2,133
		7,278
Financials – 2.6%		
Prudential plc	475	10,904
Total United Kingdom – 5.5%		$23,255

COMMON STOCKS (Continued)	Shares	Value
United States		
Consumer Discretionary – 7.9%		
Amazon.com, Inc. (A)	14	$ 13,644
Home Depot, Inc. (The)	77	11,772
Marriott International, Inc., Class A	81	8,093
		33,509
Consumer Staples – 4.7%		
Kraft Foods Group, Inc.	77	6,592
Philip Morris International, Inc.	114	13,371
		19,963
Energy – 6.7%		
EOG Resources, Inc.	89	8,085
Halliburton Co.	325	13,890
Schlumberger Ltd.	98	6,462
		28,437
Financials – 3.6%		
CME Group, Inc.	26	3,313
Goldman Sachs Group, Inc. (The)	20	4,546
MetLife, Inc.	93	5,129
Wells Fargo & Co.	41	2,281
		15,269
Health Care – 8.1%		
Allergan plc	27	6,607
Celgene Corp. (A)	63	8,126
HCA Holdings, Inc. (A)	108	9,386
Incyte Corp. (A)	23	2,892
Thermo Fisher Scientific, Inc.	41	7,190
		34,201
Information Technology – 20.3%		
Adobe Systems, Inc. (A)	69	9,689
Alphabet, Inc., Class C (A)	7	6,308
Applied Materials, Inc.	99	4,074
Broadcom Corp., Class A	36	8,448
Facebook, Inc., Class A (A)	100	15,136
MasterCard, Inc., Class A	138	16,747
Microsoft Corp.	128	8,813
Texas Instruments, Inc.	54	4,190
Visa, Inc., Class A	132	12,401
		85,806
Total United States – 51.3%		$ 217,185
TOTAL COMMON STOCKS – 96.1%		$407,124
(Cost: $354,318)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.3%		
Exxon Mobil Corp. 1.070%, 7-5-17	$ 1,728	1,728
Mondelez International, Inc. 1.330%, 7-3-17	3,970	3,969
		5,697

50 SEMIANNUAL REPORT 2017

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.6%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus 15 bps)		
1.440%, 7-5-17 (C)	$2,554	$2,554
Municipal Obligations – 0.7%		
MI Strategic Fund, Var Rate Demand		
Ltd. Oblig Rev Bonds, Ser 2007		
(GTD by Air Prods and Chemicals,		
Inc.) (BVAL plus 23 bps)		
0.990%, 7-1-17 (C)	2,850	2,850

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 2.6%	$ 11,101
(Cost: $11,102)	
TOTAL INVESTMENT SECURITIES – 98.7%	$ 418,225
(Cost: $365,420)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%	5,311
NET ASSETS – 100.0%	$423,536

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2017.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$407,124	$ —	$—
Short-Term Securities	—	11,101	—
Total	$407,124	$11,101	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)

Information Technology	28.7%
Consumer Discretionary	17.4%
Industrials	14.0%
Health Care	9.9%
Energy	9.1%
Financials	8.5%
Consumer Staples	8.5%
Other+	3.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Corporate Obligations	0.5%
Master Note	0.5%
United States Government and Government Agency Obligations	89.4%
United States Government and Government Agency Obligations Backed Municipal Obligations	10.0%
Cash and Other Assets (Net of Liabilities)	0.1%

JUNE 30, 2017 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Master Note		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (A)	$ 1,840	$ 1,840
Total Master Note – 0.5%		1,840
TOTAL CORPORATE OBLIGATIONS – 0.5%		$ 1,840

(Cost: $1,840)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Treasury Bills – 12.3%		
U.S. Treasury Bills:		
0.800%, 9-7-17	7,500	7,489
0.970%, 9-14-17	10,000	9,980
1.000%, 9-21-17	6,000	5,986
0.950%, 10-26-17	6,000	5,981
1.010%, 11-9-17	9,100	9,066
1.100%, 12-14-17	10,000	9,949
		48,451
Treasury Notes – 9.2%		
U.S. Treasury Notes (3-Month USTMMR plus 16.8 bps), 1.170%, 7-3-17 (A)	8,000	7,996
U.S. Treasury Notes (3-Month USTMMR plus 17 bps), 1.170%, 7-3-17 (A)	8,000	8,000
U.S. Treasury Notes (3-Month USTMMR plus 17.4 bps), 1.180%, 7-3-17 (A)	16,700	16,699
U.S. Treasury Notes (3-Month USTMMR plus 7 bps), 1.070%, 7-2-17 (A)	3,500	3,499
		36,194
United States Government Agency Obligations – 67.9%		
Federal Home Loan Bank:		
0.690%, 7-26-17	14,500	14,500
1.000%, 8-10-17	5,000	4,994
0.750%, 8-23-17	5,500	5,500
Federal National Mortgage Association, 0.964%, 7-3-17	17,535	17,534

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States Government Agency Obligations (Continued)		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.070%, 7-7-17 (A)	$59,336	$ 59,336
1.080%, 7-7-17 (A)	55,471	55,471
1.090%, 7-7-17 (A)	29,484	29,484
1.100%, 7-7-17 (A)	22,461	22,461
1.150%, 7-7-17 (A)	58,271	58,271
		267,551
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 89.4%		$352,196

(Cost: $352,196)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS BACKED MUNICIPAL OBLIGATIONS		
California – 1.4%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 0.970%, 7-7-17 (A)	3,000	3,000
San Diego, CA, Hsng Auth, Var Rate Demand Multi-Fam Hsng Rev Rfdg Bonds (Hillside Garden Apt), Ser 2004C (GTD by FNMA) (BVAL plus 13 bps), 0.950%, 7-7-17 (A)	2,480	2,480
		5,480
Florida – 0.8%		
Volusia Cnty, FL, Hsng Fin Auth, Multi-Fam Hsng Rev Rfdg Bonds (Fisherman's Landing Apt), Ser 2002 (GTD by FNMA) (BVAL plus 20 bps), 0.930%, 7-7-17 (A)	3,115	3,115

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS BACKED MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York – 7.4%		
NY State Hsng Fin Agy, Related 42nd and 10th Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 14bps), 0.880%, 7-7-17 (A)	$ 9,150	$ 9,150
NY State Hsng Fin Agy, Related 42nd and 10th Hsng Rev Bonds, Ser 2010A (GTD by FHLMC) (BVAL plus 14bps), 0.880%, 7-7-17 (A)	7,500	7,500
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Markham Gardens Apt), Ser 2006A (GTD by FHLMC) (BVAL plus 14 bps), 1.000%, 7-7-17 (A)	2,800	2,800
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Spring Creek Apt I and II), Ser 2006A (GTD by FHLMC) (BVAL plus 14 bps), 1.000%, 7-7-17 (A)	9,600	9,600
		29,050
Rhode Island – 0.4%		
RI Hsng and Mtg Fin Corp., Multi-Fam Mtg Rev Bonds (The Groves at Johnson Proj), Ser 2006 (GTD by FHLMC) (BVAL plus 14 bps), 1.000%, 7-7-17 (A)	1,700	1,700
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS BACKED MUNICIPAL OBLIGATIONS – 10.0%		$ 39,345

(Cost: $39,345)

TOTAL INVESTMENT SECURITIES – 99.9%		$ 393,381

(Cost: $393,381)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		473
NET ASSETS – 100.0%		$393,854

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$ 1,840	$—
United States Government and Government Agency Obligations	—	352,196	—
United States Government and Government Agency Obligations Backed Municipal Obligations	—	39,345	—
Total	$—	$393,381	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill
USTMMR = U.S. Treasury Money Market Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	99.5%
Information Technology	45.6%
Consumer Discretionary	16.2%
Health Care	15.2%
Industrials	9.1%
Financials	6.9%
Consumer Staples	5.1%
Energy	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Sector	Industry
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Microsoft Corp.	Information Technology	Systems Software
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Philip Morris International, Inc.	Consumer Staples	Tobacco
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Celgene Corp.	Health Care	Biotechnology
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Lam Research Corp.	Information Technology	Semiconductor Equipment
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 1.4%		
Ferrari N.V.	137	$ 11,799
Automotive Retail – 0.7%		
O'Reilly Automotive, Inc. (A)	29	6,300
Cable & Satellite – 2.1%		
Comcast Corp., Class A	463	18,028
Home Improvement Retail – 4.1%		
Home Depot, Inc. (The)	230	35,297
Internet & Direct Marketing Retail – 7.0%		
Amazon.com, Inc. (A)	38	36,535
priceline.com, Inc. (A)	12	23,195
		59,730
Restaurants – 0.4%		
Starbucks Corp.	57	3,341
Specialty Stores – 0.5%		
Ulta Beauty, Inc. (A)	14	4,051
Total Consumer Discretionary – 16.2%		**138,546**
Consumer Staples		
Hypermarkets & Super Centers – 1.0%		
Costco Wholesale Corp.	55	8,812
Tobacco – 4.1%		
Philip Morris International, Inc.	298	34,953
Total Consumer Staples – 5.1%		**43,765**
Energy		
Oil & Gas Equipment & Services – 1.4%		
Halliburton Co.	272	11,599
Total Energy – 1.4%		**11,599**
Financials		
Financial Exchanges & Data – 4.8%		
CME Group, Inc.	205	25,724
S&P Global, Inc.	103	15,089
		40,813
Investment Banking & Brokerage – 2.1%		
Charles Schwab Corp. (The)	417	17,910
Total Financials – 6.9%		**58,723**
Health Care		
Biotechnology – 7.4%		
Alexion Pharmaceuticals, Inc. (A)	32	3,918
Celgene Corp. (A)	254	33,033
Shire Pharmaceuticals Group plc ADR	75	12,395
Vertex Pharmaceuticals, Inc. (A)	107	13,751
		63,097

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 5.7%		
Danaher Corp.	154	$ 12,954
DexCom, Inc. (A)	128	9,341
Edwards Lifesciences Corp. (A)	109	12,933
Intuitive Surgical, Inc. (A)	14	13,189
		48,417
Pharmaceuticals – 2.1%		
Allergan plc	54	13,179
Bristol-Myers Squibb Co.	87	4,848
		18,027
Total Health Care – 15.2%		**129,541**
Industrials		
Aerospace & Defense – 4.4%		
Lockheed Martin Corp.	88	24,541
Northrop Grumman Corp.	50	12,784
		37,325
Construction Machinery & Heavy Trucks – 0.8%		
Caterpillar, Inc.	62	6,641
Electrical Components & Equipment – 0.5%		
Rockwell Automation, Inc.	27	4,357
Industrial Machinery – 1.8%		
Nordson Corp.	34	4,113
Parker Hannifin Corp.	31	4,906
Stanley Black & Decker, Inc.	45	6,263
		15,282
Railroads – 1.6%		
Union Pacific Corp.	130	14,125
Total Industrials – 9.1%		**77,730**
Information Technology		
Application Software – 6.4%		
Adobe Systems, Inc. (A)	191	27,001
salesforce.com, Inc. (A)	316	27,340
		54,341
Data Processing & Outsourced Services – 11.3%		
FleetCor Technologies, Inc. (A)	40	5,740
MasterCard, Inc., Class A	320	38,900
PayPal, Inc. (A)	362	19,407
Visa, Inc., Class A	346	32,476
		96,523
Home Entertainment Software – 2.5%		
Electronic Arts, Inc. (A)	206	21,799
Internet Software & Services – 9.7%		
Alphabet, Inc., Class A (A)	32	29,619
Alphabet, Inc., Class C (A)	22	19,854
Facebook, Inc., Class A (A)	224	33,880
		83,353

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 4.7%		
Applied Materials, Inc.	214	$ 8,820
Lam Research Corp.	220	31,167
		39,987
Semiconductors – 3.0%		
Microchip Technology, Inc.	332	25,662
Systems Software – 4.4%		
Microsoft Corp.	543	37,415
Technology Hardware, Storage & Peripherals – 3.6%		
Apple, Inc.	212	30,488
Total Information Technology – 45.6%		**389,568**
TOTAL COMMON STOCKS – 99.5%		**$849,472**
(Cost: $647,953)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.2%		
Mondelez International, Inc., 1.330%, 7-3-17	$1,200	1,200
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (C)	2,886	2,886
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 4,086**
(Cost: $4,086)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$853,558**
(Cost: $652,039)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(135)
NET ASSETS – 100.0%		**$853,423**

JUNE 30, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$849,472	$ —	$—
Short-Term Securities	—	4,086	—
Total	$849,472	$4,086	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	0.7%
Warrants	0.0%
Bonds	85.4%
Corporate Debt Securities	69.5%
Loans	15.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	13.9%

Quality Weightings

Investment Grade	0.7%
BBB	0.7%
Non-Investment Grade	84.7%
BB	12.1%
B	43.7%
CCC	24.6%
Below CCC	0.4%
Non-rated	3.9%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	14.6%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 0.2%		
Altice N.V., Class A (A)(B)	78	$1,790
Casinos & Gaming – 0.0%		
New Cotai Participation Corp.,		
Class B (A)(D)(E)	—*	53
Total Consumer Discretionary – 0.2%		1,843
Energy		
Coal & Consumable Fuels – 0.0%		
Foresight Energy L.P. (A)	46	223
Oil & Gas Equipment & Services – 0.0%		
Key Energy Services, Inc. (A)	10	196
Larchmont Resources		
LLC (A)(B)(E)(F)	1	360
		556
Oil & Gas Exploration & Production – 0.1%		
Midstates Petroleum Co., Inc. (A)	64	808
Sabine Oil & Gas		
Corp. (A)(E)	—*	11
		819
Total Energy – 0.1%		1,598
TOTAL COMMON STOCKS – 0.3%		$3,441

(Cost: $3,118)

PREFERRED STOCKS	Shares	Value
Consumer Staples		
Agricultural Products – 0.3%		
Pinnacle Agriculture Enterprises		
LLC (A)(E)	4,583	3,547
Total Consumer Staples – 0.3%		3,547
Telecommunication Services		
Integrated Telecommunication Services – 0.1%		
Frontier Communications		
Corp., Convertible		
Series A, 11.125%	22	637
Total Telecommunication Services – 0.1%		637
TOTAL PREFERRED STOCKS – 0.4%		$4,184

(Cost: $3,945)

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC,		
expires 5-15-18 (D)(G)	1	—

WARRANTS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas Corp.,		
expires 12-29-29 (E)(G)	1	$6
TOTAL WARRANTS – 0.0%		$6

(Cost: $79)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.5%		
Acosta, Inc.,		
7.750%, 10-1-22 (C)	$4,493	3,404
Lamar Media Corp.,		
5.375%, 1-15 -24	959	1,002
Outfront Media Capital LLC and		
Outfront Media Capital Corp.,		
5.625%, 2-15-24	573	598
		5,004
Apparel Retail – 0.7%		
Hot Topic, Inc.,		
9.250%, 6-15-21 (C)	7,792	7,480
Automotive Retail – 0.5%		
Allison Transmission, Inc.,		
5.000%, 10-1-24 (C)	781	800
Group 1 Automotive, Inc.,		
5.000%, 6-1 -22	855	868
Penske Automotive Group, Inc.,		
5.500%, 5-15-26	474	472
Sonic Automotive, Inc.,		
5.000%, 5-15 -23	3,603	3,427
		5,567
Broadcasting – 1.8%		
Clear Channel Outdoor Holdings,		
Inc.,		
6.500%, 11-15-22	9,435	9,674
Clear Channel Worldwide Holdings,		
Inc., Series A,		
7.625%, 3-15-20	101	99
Clear Channel Worldwide Holdings,		
Inc., Series B,		
7.625%, 3-15-20	6,130	6,099
Cumulus Media, Inc.,		
7.750%, 5-1 -19	4,115	1,132
iHeartCommunications, Inc. (GTD		
by iHeartMedia Capital I LLC),		
10.625%, 3-15-23	1,094	829
		17,833
Cable & Satellite – 9.7%		
Altice Financing S.A.:		
6.625%, 2-15-23 (C)	1,725	1,830
7.500%, 5-15-26 (C)	4,462	4,953
Altice S.A.:		
7.250%, 5-15-22 (C)(H)	EUR 256	310
7.750%, 5-15-22 (C)	$14,865	15,776
6.250%, 2-15-25 (C)(H)	EUR 354	441
7.625%, 2-15-25 (C)	$3,119	3,431

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Altice U.S. Finance I Corp.,		
5.500%, 5-15-26 (C)	$1,927	$2,023
Block Communications, Inc.,		
6.875%, 2-15-25 (C)	609	653
Cablevision Systems Corp.,		
5.875%, 9-15 -22	2,098	2,206
CCO Holdings LLC and CCO		
Holdings Capital Corp.,		
5.500%, 5-1-26 (C)	1,187	1,260
Columbus International, Inc.,		
7.375%, 3-30-21 (C)	517	549
DISH DBS Corp.:		
6.750%, 6-1-21	1,936	2,149
5.875%, 7-15-22	2,310	2,483
5.875%, 11-15-24	454	484
7.750%, 7-1-26	1,932	2,289
Neptune Finco Corp.:		
10.125%, 1-15-23 (C)	4,123	4,783
6.625%, 10-15-25 (C)	788	867
10.875%, 10-15-25 (C)	3,146	3,787
Numericable – SFR S.A.,		
7.375%, 5-1-26 (C)	11,097	12,040
Sirius XM Radio, Inc.:		
4.625%, 5-15-23 (C)	7,286	7,496
6.000%, 7-15-24 (C)	8,000	8,500
VTR Finance B.V.,		
6.875%, 1-15-24 (C)	10,335	10,955
WaveDivision Escrow LLC and		
WaveDivision Escrow Corp.,		
8.125%, 9-1-20 (C)	8,549	8,855
		98,120
Casinos & Gaming – 1.6%		
Gateway Casinos & Entertainment		
Ltd.,		
8.250%, 3-1-24 (C)	2,588	2,691
Studio City Finance Ltd.,		
8.500%, 12-1-20 (C)	4,598	4,782
Wynn Macau Ltd.,		
5.250%, 10-15-21 (C)	8,303	8,511
		15,984
Department Stores – 0.2%		
Bon-Ton Stores, Inc. (The),		
8.000%, 6-15 -21	4,420	1,779
Education Services – 2.6%		
Laureate Education, Inc.:		
10.000%, 9-1-19	5,923	7,700
8.250%, 5-1-25 (C)	16,978	18,209
		25,909
Homefurnishing Retail – 0.6%		
Restoration Hardware Holdings, Inc.,		
Convertible:		
0.000%, 6-15-19 (C)(I)	3,544	3,225
0.000%, 7-15-20 (C)(I)	2,968	2,523
		5,748

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Hotels, Resorts & Cruise Lines – 0.2%		
Carlson Travel, Inc.,		
6.750%, 12-15-23 (C)	$ 1,980	$ 2,015
Leisure Facilities – 0.3%		
AMC Entertainment Holdings, Inc.:		
5.875%, 11-15-26 (C)	629	656
6.125%, 5-15-27 (C)	754	796
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC,		
5.375%, 4-15-27 (C)	1,163	1,230
		2,682
Movies & Entertainment – 1.5%		
AMC Entertainment, Inc.,		
5.750%, 6-15 -25	3,671	3,818
Cinemark USA, Inc.:		
5.125%, 12-15-22	208	214
4.875%, 6-1-23	4,600	4,699
EMI Music Publishing Group North America Holdings,		
7.625%, 6-15-24 (C)	1,145	1,274
WMG Acquisition Corp.,		
6.750%, 4-15-22 (C)	5,314	5,586
		15,591
Publishing – 0.3%		
E.W. Scripps Co.,		
5.125%, 5-15-25 (C)	351	362
MDC Partners, Inc.,		
6.500%, 5-1-24 (C)	3,027	3,019
		3,381
Specialized Consumer Services – 0.7%		
Nielsen Co. (Luxembourg) S.a.r.l. (The):		
5.500%, 10-1-21 (C)	2,371	2,454
5.000%, 2-1-25 (C)	1,044	1,070
Nielsen Finance LLC and Nielsen Finance Co.,		
5.000%, 4-15-22 (C)	3,885	4,031
		7,555
Specialty Stores – 1.6%		
Cumberland Farms, Inc.,		
6.750%, 5-1-25 (C)	1,904	2,004
Jo-Ann Stores Holdings, Inc. (9.750% Cash or 10.500% PIK),		
9.750%, 10-15-19 (C)(J)	13,782	13,575
Jo-Ann Stores, Inc.,		
8.125%, 3-15-19 (C)	445	445
		16,024
Total Consumer Discretionary – 22.8%		230,672
Consumer Staples		
Food Distributors – 1.4%		
Performance Food Group, Inc.,		
5.500%, 6-1-24 (C)	2,544	2,627

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Food Distributors (Continued)		
Simmons Foods, Inc.,		
7.875%, 10-1-21 (C)	$7,562	$ 8,035
U.S. Foods, Inc.,		
5.875%, 6-15-24 (C)	2,864	2,971
		13,633
Packaged Foods & Meats – 1.5%		
Bumble Bee Foods LLC (9.625% Cash or 10.375% PIK),		
9.625%, 3-15-18 (C)(J)	1,900	1,872
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.),		
7.750%, 10-28-20 (C)	400	379
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7-15-24 (C)	5,436	5,096
5.750%, 6-15-25 (C)	4,378	4,115
Post Holdings, Inc.:		
5.500%, 3-1-25 (C)	781	805
8.000%, 7-15-25 (C)	1,079	1,225
5.000%, 8-15-26 (C)	1,267	1,264
5.750%, 3-1-27 (C)	781	802
		15,558
Personal Products – 0.1%		
Revlon Consumer Products Corp.,		
5.750%, 2-15-21	930	856
Revlon Escrow Corp.,		
6.250%, 8-1-24	596	518
		1,374
Tobacco – 0.4%		
Prestige Brands, Inc.,		
5.375%, 12-15-21 (C)	3,658	3,772
Total Consumer Staples – 3.4%		34,337
Energy		
Integrated Oil & Gas – 0.1%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
6.125%, 1-17-22	208	215
7.375%, 1-17-27	1,106	1,170
		1,385
Oil & Gas Drilling – 1.0%		
KCA Deutag UK Finance plc:		
7.250%, 5-15-21 (C)	4,031	3,568
9.875%, 4-1-22 (C)	2,267	2,199
Noble Holding International Ltd.,		
7.750%, 1-15-24	1,028	812
Offshore Drilling Holding S.A.,		
8.375%, 9-20-20 (C)(K)	8,682	2,995
Offshore Group Investment Ltd.,		
7.500%, 11-1-19 (D)	1,693	—
Rowan Cos., Inc. (GTD by Rowan plc),		
7.375%, 6-15-25	618	576
Trinidad Drilling Ltd.,		
6.625%, 2-15-25 (C)	52	49
		10,199

CORPORATE DEBT SECURITIES

(Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, Inc.,		
8.500%, 7-15-25 (C)	$ 4,691	$ 4,855
SESI LLC,		
7.125%, 12-15 -21	1,114	1,061
		5,916
Oil & Gas Exploration & Production – 2.2%		
Bellatrix Exploration Ltd.,		
8.500%, 5-15-20 (C)	3,023	2,717
California Resources Corp.,		
8.000%, 12-15-22 (C)	743	470
Continental Resources, Inc. (GTD by Banner Pipeline Co. LLC),		
5.000%, 9-15-22	3,122	3,064
Crownrock L.P.,		
7.750%, 2-15-23 (C)	715	754
EnCana Corp.,		
6.500%, 8-15 -34	1,094	1,249
Endeavor Energy Resources L.P.:		
7.000%, 8-15-21 (C)	4,385	4,539
8.125%, 9-15-23 (C)	682	720
Gulfport Energy Corp.,		
6.625%, 5-1-23	221	222
Laredo Petroleum, Inc.:		
7.375%, 5-1-22	3,284	3,317
6.250%, 3-15-23	821	815
Murphy Oil USA, Inc. (GTD by Murphy USA),		
5.625%, 5-1-27	351	365
Ultra Resources, Inc.:		
6.875%, 4-15-22 (C)	1,977	1,962
7.125%, 4-15-25 (C)	582	574
Whiting Petroleum Corp.,		
5.750%, 3-15-21	1,363	1,281
		22,049
Oil & Gas Refining & Marketing – 1.1%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10-1-24 (C)	588	598
6.125%, 10-1-24	493	502
PDC Energy, Inc.,		
6.125%, 9-15-24 (C)	394	400
Seven Generations Energy Ltd.:		
8.250%, 5-15-20 (C)	3,177	3,312
6.750%, 5-1-23 (C)	5,905	6,126
		10,938
Oil & Gas Storage & Transportation – 0.1%		
Access Midstream Partners L.P.,		
4.875%, 5-15-23	1,191	1,236
Total Energy – 5.1%		51,723
Financials		
Consumer Finance – 1.0%		
Creditcorp,		
12.000%, 7-15-18 (C)	4,228	3,636
CURO Financial Technologies Corp.,		
12.000%, 3-1-22 (C)	1,092	1,147

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Finance (Continued)		
Quicken Loans, Inc.,		
5.750%, 5-1-25 (C)	$ 5,176	$ 5,344
		10,127
Diversified Capital Markets – 1.2%		
Patriot Merger Corp.,		
9.000%, 7-15-21 (C)	11,156	11,708
Insurance Brokers – 0.7%		
NFP Corp.,		
6.875%, 7-15-25 (C)	7,320	7,393
Investment Banking & Brokerage – 0.1%		
E*TRADE Financial Corp.,		
5.875%, 12-29-49	686	727
Other Diversified Financial Services – 3.1%		
AAF Holdings LLC and AAF Finance Co. (12.000% Cash or 12.750% PIK),		
12.000%, 7-1-19 (C)(J)	1,765	1,845
Balboa Merger Sub, Inc.,		
11.375%, 12-1-21 (C)	9,982	11,005
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK),		
10.625%, 5-1-19 (C)(J)	21,215	18,669
		31,519
Property & Casualty Insurance – 0.4%		
Hub International Ltd.,		
7.875%, 10-1-21 (C)	3,563	3,714
Specialized Finance – 1.8%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
5.875%, 6-15-21 (C)	667	699
5.450%, 6-15-23 (C)	475	515
7.125%, 6-15-24 (C)	667	733
6.020%, 6-15-26 (C)	950	1,047
Flexi-Van Leasing, Inc.,		
7.875%, 8-15-18 (C)	2,774	2,746
Orchestra Borrower LLC and Orchestra Co-Issuer, Inc.,		
6.750%, 6-15-22 (C)	824	849
TMX Finance LLC and TitleMax Finance Corp.,		
8.500%, 9-15-18 (C)	12,463	11,840
		18,429
Thrifts & Mortgage Finance – 0.3%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.375%, 6-15-25 (C)	2,943	3,017
Total Financials – 8.6%		86,634
Health Care		
Health Care Facilities – 2.1%		
DaVita HealthCare Partners, Inc.,		
5.125%, 7-15-24	548	556

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Health Care Facilities (Continued)		
Greatbatch Ltd.,		
9.125%, 11-1-23 (C)	$ 4,528	$ 4,823
HCA, Inc. (GTD by HCA Holdings, Inc.),		
5.250%, 6-15-26	386	416
MPH Acquisition Holdings LLC,		
7.125%, 6-1-24 (C)	1,906	2,032
Surgery Center Holdings, Inc.,		
8.875%, 4-15-21 (C)	6,147	6,662
Tenet Healthcare Corp.:		
6.750%, 2-1-20	1,408	1,464
7.500%, 1-1-22 (C)	356	386
8.125%, 4-1-22	4,662	4,954
		21,293
Health Care Supplies – 0.7%		
Kinetic Concepts, Inc. and KCI USA, Inc.,		
12.500%, 11-1-21 (C)	465	523
Universal Hospital Services, Inc.,		
7.625%, 8-15-20	6,382	6,486
		7,009
Pharmaceuticals – 1.6%		
Concordia Healthcare Corp.:		
9.500%, 10-21-22 (C)	10,096	1,716
7.000%, 4-15-23 (C)	1,144	166
IMS Health, Inc.,		
5.000%, 10-15-26 (C)	1,155	1,191
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8-1-23 (C)	2,117	2,231
Valeant Pharmaceuticals International, Inc.:		
7.000%, 10-1-20	1,770	1,741
5.500%, 3-1-23 (C)	117	99
VPII Escrow Corp.,		
7.500%, 7-15-21 (C)	1,750	1,695
VRX Escrow Corp.:		
5.375%, 3-15-20 (C)	2,664	2,568
5.875%, 5-15-23 (C)	1,882	1,614
6.125%, 4-15-25 (C)	3,553	3,007
		16,028
Total Health Care – 4.4%		44,330
Industrials		
Aerospace & Defense – 2.1%		
KLX, Inc.,		
5.875%, 12-1-22 (C)	5,404	5,674
Park Aerospace Holdings Ltd.,		
5.250%, 8-15-22 (C)	210	220
TransDigm, Inc.,		
6.500%, 5-15-25	1,162	1,182
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7-15-22	5,075	5,227
6.500%, 7-15-24	6,077	6,275
6.375%, 6-15-26	2,490	2,527
		21,105

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Air Freight & Logistics – 0.2%		
XPO Logistics, Inc.:		
6.500%, 6-15-22 (C)	$1,255	$ 1,320
6.125%, 9-1-23 (C)	686	714
		2,034
Building Products – 0.9%		
Alcoa Nederland Holding B.V.:		
6.750%, 9-30-24 (C)	511	554
7.000%, 9-30-26 (C)	511	561
Ply Gem Industries, Inc.,		
6.500%, 2-1-22	5,467	5,720
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4-15-22	373	421
6.125%, 7-15-23	777	814
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6-15-24	953	995
		9,065
Diversified Support Services – 0.4%		
Ahern Rentals, Inc.,		
7.375%, 5-15-23 (C)	2,907	2,384
Ritchie Bros. Auctioneers, Inc.,		
5.375%, 1-15-25 (C)	1,025	1,068
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9-15-26	472	503
		3,955
Environmental & Facilities Services – 0.2%		
GFL Environmental, Inc.:		
9.875%, 2-1-21 (C)	851	926
5.625%, 5-1-22 (C)	820	838
		1,764
Railroads – 0.5%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC,		
6.750%, 5-1-19 (C)	4,949	5,075
Research & Consulting Services – 0.2%		
Eagle Holding Co. II LLC (7.625% Cash or 8.375% PIK),		
7.625%, 5-15-22 (C)(J)	1,904	1,959
Security & Alarm Services – 1.0%		
Prime Security Services Borrower LLC,		
9.250%, 5-15-23 (C)	9,256	10,058
Trading Companies & Distributors – 0.1%		
HD Supply, Inc.,		
5.750%, 4-15-24 (C)	1,640	1,742
Total Industrials – 5.6%		56,757
Information Technology		
Application Software – 1.5%		
Ensemble S Merger Sub, Inc.,		
9.000%, 9-30-23 (C)	1,261	1,311

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Application Software (Continued)		
Kronos Acquisition Holdings, Inc.,		
9.000%, 8-15-23 (C)	$14,057	$ 14,022
		15,333
Communications Equipment – 0.5%		
West Corp.,		
5.375%, 7-15-22 (C)	5,189	5,241
Data Processing & Outsourced Services – 2.5%		
Alliance Data Systems Corp.:		
6.375%, 4-1-20 (C)	3,362	3,404
5.875%, 11-1-21 (C)	1,346	1,393
5.375%, 8-1-22 (C)	6,395	6,459
Italics Merger Sub, Inc.,		
7.125%, 7-15-23 (C)	12,951	13,182
j2 Cloud Services LLC and j2 Global, Inc.,		
6.000%, 7-15-25 (C)	1,192	1,228
		25,666
IT Consulting & Other Services – 1.2%		
Cardtronics, Inc. and Cardtronics USA, Inc.,		
5.500%, 5-1-25 (C)	2,145	2,209
NCR Escrow Corp.:		
5.875%, 12-15-21	4,719	4,908
6.375%, 12-15-23	4,266	4,575
		11,692
Semiconductors – 0.7%		
Micron Technology, Inc.:		
5.875%, 2-15-22	4,282	4,480
7.500%, 9-15-23	1,931	2,160
5.500%, 2-1-25	805	850
		7,490
Technology Hardware, Storage & Peripherals – 0.4%		
Western Digital Corp.:		
7.375%, 4-1-23 (C)	468	514
10.500%, 4-1-24	2,903	3,425
		3,939
Total Information Technology – 6.8%		69,361
Materials		
Aluminum – 1.7%		
Constellium N.V.:		
8.000%, 1-15-23 (C)	6,774	6,977
5.750%, 5-15-24 (C)	3,551	3,285
6.625%, 3-1-25 (C)	4,140	3,964
Kaiser Aluminum Corp.,		
5.875%, 5-15-24	379	399
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8-15-24 (C)	1,471	1,544
5.875%, 9-30-26 (C)	985	1,015
		17,184
Commodity Chemicals – 0.4%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (C)	2,943	2,932
5.250%, 6-1-27 (C)	1,177	1,171
		4,103

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Construction Materials – 0.6%		
Eagle Materials, Inc.,		
4.500%, 8-1-26	$ 391	$ 400
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (C)	6,615	6,350
		6,750
Diversified Chemicals – 0.3%		
PSPC Escrow Corp.,		
6.500%, 2-1-22 (C)	1,923	1,986
PSPC Escrow II Corp.,		
10.375%, 5-1-21 (C)	981	1,085
		3,071
Diversified Metals & Mining – 0.8%		
Artsonig Pty Ltd. (11.500% Cash or 12.000% PIK),		
11.500%, 4-1-19 (C)(J)	5,462	55
Crystal Merger Sub, Inc.,		
7.625%, 10-15-21 (C)	636	644
FMG Resources August 2006 Partners Ltd.:		
4.750%, 5-15-22 (C)	2,204	2,212
5.125%, 5-15-24 (C)	2,351	2,351
Lundin Mining Corp.:		
7.500%, 11-1-20 (C)	1,326	1,394
7.875%, 11-1-22 (C)	1,091	1,189
		7,845
Fertilizers & Agricultural Chemicals – 0.6%		
Pinnacle Operating Corp.,		
9.000%, 5-15-23 (C)	6,601	6,271
Metal & Glass Containers – 1.6%		
ARD Finance S.A.,		
7.125%, 9-15-23	548	585
BakerCorp International, Inc.,		
8.250%, 6-1-19	13,253	11,497
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (C)	408	421
7.625%, 1-15-25 (C)	611	640
Signode Industrial Group,		
6.375%, 5-1-22 (C)	2,865	2,994
		16,137
Paper Packaging – 0.5%		
Coveris Holdings S.A.,		
7.875%, 11-1-19 (C)	1,810	1,783
Flex Acquisition Co., Inc.,		
6.875%, 1-15-25 (C)	727	756
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.,		
5.125%, 7-15-23 (C)	2,209	2,294
		4,833
Specialty Chemicals – 0.1%		
Kraton Polymers LLC and Kraton Polymers Capital Corp.,		
7.000%, 4-15-25 (C)	1,082	1,136

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Steel – 0.1%		
U.S. Steel Corp.,		
8.375%, 7-1-21 (C)	$ 661	$ 727
Total Materials – 6.7%		68,057
Real Estate		
Health Care REITs – 0.1%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.),		
5.250%, 8-1-26	486	504
Real Estate Development – 0.2%		
Hub Holdings LLC and Hub Holdings Finance, Inc. (8.125% Cash or 8.875% PIK),		
8.125%, 7-15-19 (C)(J)	2,440	2,446
Total Real Estate – 0.3%		2,950
Telecommunication Services		
Alternative Carriers – 0.8%		
Consolidated Communications Finance II Co.,		
6.500%, 10-1-22	1,880	1,871
Level 3 Communications, Inc.,		
5.750%, 12-1-22	1,317	1,366
Level 3 Escrow II, Inc.,		
5.375%, 8-15-22	3,015	3,105
Zayo Group LLC and Zayo Capital, Inc.:		
6.000%, 4-1-23	679	715
5.750%, 1-15-27 (C)	833	872
		7,929
Integrated Telecommunication Services – 3.8%		
Frontier Communications Corp.:		
6.250%, 9-15-21	3,451	3,080
10.500%, 9-15-22	4,339	4,138
7.125%, 1-15-23	367	306
6.875%, 1-15-25	1,841	1,450
11.000%, 9-15-25	5,046	4,680
GCI, Inc.,		
6.875%, 4-15-25	4,808	5,199
Sprint Corp.:		
7.250%, 9-15-21	9,523	10,582
7.875%, 9-15-23	5,563	6,397
7.125%, 6-15-24	2,049	2,280
		38,112
Wireless Telecommunication Service – 1.2%		
Sable International Finance Ltd.,		
6.875%, 8-1-22 (C)	5,794	6,257
Sprint Nextel Corp.:		
9.000%, 11-15-18 (C)	211	229
7.000%, 8-15-20	466	513
11.500%, 11-15-21	389	498

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service (Continued)		
T-Mobile USA, Inc.:		
6.000%, 4-15-24	$ 1,683	$ 1,801
6.500%, 1-15-26	2,713	2,994
		12,292
Total Telecommunication Services – 5.8%		58,333
TOTAL CORPORATE DEBT SECURITIES – 69.5%		$703,154

(Cost: $709,066)

LOANS (M)

	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps),		
7.796%, 7-25-22 (D)	3,593	3,431
Apparel Retail – 1.3%		
Talbots, Inc. (The) (ICE LIBOR plus 450 bps),		
5.726%, 3-19-20	3,875	3,615
Talbots, Inc. (The) (ICE LIBOR plus 850 bps),		
9.726%, 3-19-21	9,989	8,541
True Religion Apparel, Inc. (ICE LIBOR plus 487.5 bps):		
6.101%, 7-30-19	14	3
6.171%, 7-30-19	5,433	1,166
		13,325
Casinos & Gaming – 0.1%		
Gateway Casinos & Entertainment Ltd. (ICE LIBOR plus 375 bps),		
5.046%, 2-22-23	732	737
Department Stores – 0.8%		
Belk, Inc. (ICE LIBOR plus 475 bps),		
5.905%, 12-10-22	9,760	8,281
Education Services – 1.3%		
Laureate Education, Inc. (ICE LIBOR plus 450 bps),		
5.726%, 4-26-24	13,472	13,527
General Merchandise Stores – 1.7%		
BJ's Wholesale Club, Inc.,		
0.000%, 2-3-24 (N)	1,090	1,055
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps),		
4.968%, 2-3-24	6,797	6,578
BJ's Wholesale Club, Inc. (ICE LIBOR plus 750 bps),		
8.710%, 1-26-25	6,180	5,969
Orchard Acquisition Co. LLC (ICE LIBOR plus 600 bps),		
7.313%, 2-8-19	6,634	3,085
		16,687

LOANS (M) (Continued)

	Principal	Value
Home Furnishings – 0.6%		
Serta Simmons Bedding LLC (ICE LIBOR plus 800 bps),		
9.179%, 11-8-24	$ 6,153	$ 6,125
Hotels, Resorts & Cruise Lines – 0.0%		
Travel Leaders Group LLC (ICE LIBOR plus 525 bps),		
6.476%, 1-19-24	312	313
Housewares & Specialties – 0.3%		
KIK Custom Products, Inc. (ICE LIBOR plus 450 bps),		
5.793%, 8-26-22	2,573	2,595
Restaurants – 0.4%		
NPC International, Inc.,		
0.000%, 4-18-25 (N)	777	785
NPC International, Inc. (ICE LIBOR plus 350 bps),		
4.716%, 4-20-24	811	817
NPC International, Inc. (ICE LIBOR plus 750 bps),		
8.716%, 4-18-25	2,549	2,574
		4,176
Specialty Stores – 0.6%		
Academy Sports + Outdoors,		
0.000%, 7-2-22 (N)	705	545
Academy Sports + Outdoors (ICE LIBOR plus 400 bps):		
5.172%, 7-2-22	1,421	1,099
5.220%, 7-2-22	1,017	786
Academy Sports + Outdoors (ICE LIBOR plus 500 bps),		
5.226%, 7-2-22	424	328
Jo-Ann Stores, Inc.,		
0.000%, 10-21-23 (N)	710	706
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps),		
6.391%, 10-21-23	2,656	2,641
		6,105
Total Consumer Discretionary – 7.4%		75,302
Consumer Staples		
Food Distributors – 0.2%		
Chefs' Warehouse, Inc. (The) (ICE LIBOR plus 575 bps),		
6.980%, 6-22-22	1,941	1,963
Hypermarkets & Super Centers – 0.2%		
GOBP Holdings, Inc. (ICE LIBOR plus 825 bps),		
9.546%, 10-21-22	1,807	1,815
Packaged Foods & Meats – 0.1%		
Shearer's Foods LLC (ICE LIBOR plus 675 bps),		
8.046%, 6-30-22 (D)	1,386	1,337
Total Consumer Staples – 0.5%		5,115

LOANS (M) (Continued)

	Principal	Value
Energy		
Coal & Consumable Fuels – 1.1%		
Foresight Energy LLC (ICE LIBOR plus 725 bps),		
6.795%, 3-28-22	$ 7,733	$ 7,351
Westmoreland Coal Co. (ICE LIBOR plus 650 bps),		
7.796%, 12-16-20	3,905	3,446
		10,797
Oil & Gas Drilling – 0.4%		
KCA Deutag Alpha Ltd. (ICE LIBOR plus 525 bps),		
6.922%, 5-16-20	4,218	3,780
Oil & Gas Equipment & Services – 0.5%		
Brand Energy & Infrastructure Services, Inc. (ICE LIBOR plus 425 bps):		
5.464%, 6-21-24	759	758
5.496%, 6-21-24	4,007	3,998
Larchmont Resources LLC (10.000% Cash or 10.000% PIK),		
10.000%, 8-7-20 (D)(F)(J)	841	832
		5,588
Oil & Gas Exploration & Production – 0.9%		
Chesapeake Energy Corp. (ICE LIBOR plus 750 bps),		
8.686%, 8-23-21	8,491	8,971
Oil & Gas Storage & Transportation – 0.6%		
Bowie Resources Holdings LLC:		
0.000%, 8-12-20 (N)	3,515	3,373
0.000%, 2-16-21 (N)	1,444	1,328
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps),		
11.976%, 2-16-21	857	788
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps),		
6.976%, 8-12-20	797	764
		6,253
Total Energy – 3.5%		35,389
Financials		
Insurance Brokers – 0.1%		
NFP Corp.,		
0.000%, 1-8-24 (N)	570	571
NFP Corp. (ICE LIBOR plus 350 bps),		
4.796%, 1-8-24	1,018	1,019
		1,590
Specialized Finance – 0.1%		
Orchestra Borrower LLC and Orchestra Co-Issuer, Inc.,		
0.000%, 12-2-21 (N)	883	888
Total Financials – 0.2%		2,478

LOANS (M) (Continued)	Principal	Value
Industrials		
Building Products – 0.2%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 9.226%, 3-27-22	$ 1,785	$ 1,571
Construction & Engineering – 0.1%		
Tensar International Corp. (ICE LIBOR plus 850 bps), 9.796%, 7-10-22 (D)	1,122	898
Industrial Conglomerates – 0.9%		
Crosby Worldwide Ltd. (ICE LIBOR plus 300 bps), 4.172%, 11-22-20	1,233	1,116
Crosby Worldwide Ltd. (ICE LIBOR plus 600 bps), 7.172%, 11-22-21	2,072	1,709
PAE Holding Corp., 0.000%, 10-20-22 (N)	1,000	1,005
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.726%, 10-20-22	4,800	4,824
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.726%, 10-20-23	847	847
		9,501
Industrial Machinery – 0.8%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 9.796%, 1-30-23 (D)	7,863	7,863
Total Industrials – 2.0%		19,833
Information Technology		
Application Software – 0.8%		
Applied Systems, Inc. (ICE LIBOR plus 650 bps), 7.796%, 1-23-22	3,631	3,663
TIBCO Software, Inc. (ICE LIBOR plus 450 bps), 5.730%, 12-4-20	4,577	4,594
		8,257
Data Processing & Outsourced Services – 0.1%		
Colorado Buyer, Inc. (ICE LIBOR plus 300 bps), 8.420%, 5-1-25	865	870
Internet Software & Services – 0.5%		
Ancestry.com LLC (ICE LIBOR plus 825 bps), 9.460%, 10-19-24	1,340	1,368
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 400 bps), 5.226%, 5-12-21 (D)	2,174	2,182
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 775 bps), 8.976%, 11-12-21 (D)	1,713	1,713
		5,263

LOANS (M) (Continued)	Principal	Value
IT Consulting & Other Services – 0.1%		
Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps), 5.546%, 7-13-20	$ 776	$ 726
Total Information Technology – 1.5%		15,116
Materials		
Diversified Metals & Mining – 0.1%		
EP Minerals LLC (ICE LIBOR plus 750 bps), 8.702%, 8-20-21 (D)	996	966
Paper Packaging – 0.7%		
FPC Holdings, Inc. (ICE LIBOR plus 800 bps), 9.296%, 5-27-20	6,239	5,740
Ranpak (Rack Merger) (ICE LIBOR plus 725 bps), 8.422%, 10-1-22 (D)	1,233	1,227
		6,967
Total Materials – 0.8%		7,933
TOTAL LOANS – 15.9%		$161,166
(Cost: $170,813)		
SHORT-TERM SECURITIES		
Commercial Paper (O) – 12.2%		
Bemis Co., Inc.:		
1.330%, 7-5-17	15,000	14,997
1.351%, 7-7-17	10,000	9,997
Clorox Co. (The), 1.480%, 7-26-17	6,000	5,994
Comcast Corp., 1.440%, 7-12-17	10,000	9,995
CVS Health Corp., 1.450%, 7-14-17	7,000	6,996
Hewlett Packard Enterprise Corp., 1.120%, 7-27-17	40,000	39,966
Kroger Co. (The), 1.340%, 7-5-17	4,000	3,999
Mattel, Inc.:		
1.300%, 7-5-17	5,000	4,999
1.341%, 7-6-17	5,000	4,999
1.430%, 7-10-17	6,000	5,998
McDonalds Corp., 1.460%, 7-27-17	5,000	4,995
Virginia Electric and Power Co.:		
1.310%, 7-6-17	5,000	4,999
1.410%, 7-14-17	5,000	4,997
		122,931
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (L)	8,447	8,447

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.2%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 0.990%, 7-1-17 (L)	$2,293	$ 2,293
United States Government Agency Obligations – 0.8%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 1.070%, 7-7-17 (L)	8,000	8,000
TOTAL SHORT-TERM SECURITIES – 14.0%		$ 141,671
(Cost: $141,667)		
TOTAL INVESTMENT SECURITIES – 100.1%		$1,013,622
(Cost: $1,028,688)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(1,234)
NET ASSETS – 100.0%		$1,012,388

JUNE 30, 2017 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $509,108 or 50.3% of net assets.

(D) Securities whose value was determined using significant unobservable inputs.

(E) Restricted securities. At June 30, 2017, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Larchmont Resources LLC	12-8-16	1	$ 340	$ 360
New Cotai Participation Corp., Class B	4-12-13	—*	62	53
Pinnacle Agriculture Enterprises LLC	3-10-17	4,583	2,083	3,547
Sabine Oil & Gas Corp.	12-7-16	—*	12	11
Sabine Oil & Gas Corp., expires 12-29-29	12-7-16	1	7	6
			$2,504	$3,977

The total value of these securities represented 0.4% of net assets at June 30, 2017.

(F) Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities.

(G) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(H) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(I) Zero coupon bond.

(J) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(K) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at June 30, 2017.

(L) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(M) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(N) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O) Rate shown is the yield to maturity at June 30, 2017.

The following forward foreign currency contracts were outstanding at June 30, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	3,694	U.S. Dollar	2,779	7-24-17	Morgan Stanley International	$—	$ 71
Euro	2,215	U.S. Dollar	2,473	7-24-17	Morgan Stanley International	—	60
						$—	$131

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$1,790	$ —	$ 53
Energy	1,227	371	—
Total Common Stocks	$3,017	$ 371	$ 53
Preferred Stocks	637	3,547	—
Warrants	—	6	—
Corporate Debt Securities	—	703,154	—
Loans	—	140,717	20,449

JUNE 30, 2017 (UNAUDITED)

	Level 1	Level 2	Level 3
Short-Term Securities	$ —	$ 141,671	$ —
Total	$3,654	$989,466	$20,502
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 131	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Loans
Beginning Balance 1-1-17	$ 393	$26,340
Net realized gain (loss)	—	(216)
Net change in unrealized appreciation (depreciation)	—	661
Purchases	—	4,053
Sales	—	(6,218)
Amortization/Accretion of premium/discount	—	19
Transfers into Level 3 during the period	—	5,794
Transfers out of Level 3 during the period	(340)	(9,984)
Ending Balance 6-30-17	$ 53	$20,449
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-17	$ —	$ 328

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended June 30, 2017, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 6-30-17	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 53	Broker	Broker quotes
Loans	20,449	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REITS = Real Estate Investment Trusts
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

INTERNATIONAL CORE EQUITY

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	97.3%
Industrials	17.5%
Financials	16.0%
Consumer Discretionary	14.4%
Consumer Staples	11.9%
Health Care	10.0%
Energy	9.8%
Materials	6.2%
Information Technology	6.1%
Telecommunication Services	5.4%
Rights	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.7%

Country Weightings

Europe	59.9%
United Kingdom	16.5%
France	13.2%
Germany	12.1%
Switzerland	7.5%
Netherlands	3.7%
Other Europe	6.9%
Pacific Basin	29.7%
Japan	17.0%
China	5.0%
Other Pacific Basin	7.7%
North America	3.8%
Canada	3.8%
Other	2.8%
South America	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.7%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Bayer AG	Germany	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Danone S.A.	France	Consumer Staples	Packaged Foods & Meats
Isuzu Motors Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Orange S.A.	France	Telecommunication Services	Integrated Telecommunication Services
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Nippon Telegraph and Telephone Corp.	Japan	Telecommunication Services	Integrated Telecommunication Services
SoftBank Group Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

2017   SEMIANNUAL REPORT   67

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Energy – 1.1%		
Oil Search Ltd.	1,654	$ 8,668
Financials – 1.3%		
Westpac Banking Corp.	417	9,790
Total Australia – 2.4%		**$18,458**
Brazil		
Information Technology – 1.1%		
MercadoLibre, Inc.	33	8,329
Total Brazil – 1.1%		**$ 8,329**
Canada		
Consumer Discretionary – 1.5%		
Magna International, Inc.	246	11,388
Energy – 2.3%		
Seven Generations Energy Ltd., Class A (A)	488	8,363
Suncor Energy, Inc.	341	9,956
		18,319
Total Canada – 3.8%		**$29,707**
China		
Consumer Discretionary – 1.2%		
JD.com, Inc. ADR (A)	251	9,832
Consumer Staples – 1.1%		
Wuliangye Yibin Co. Ltd., A Shares	1,033	8,479
Industrials – 1.0%		
China Communications Construction Co. Ltd., H Shares	3,580	4,613
China Railway Construction Corp. Ltd., A Shares	1,049	1,861
China Railway Construction Corp. Ltd., H Shares	1,129	1,471
		7,945
Information Technology – 1.7%		
Alibaba Group Holding Ltd. ADR (A)	92	12,991
Total China – 5.0%		**$39,247**
France		
Consumer Discretionary – 1.1%		
Publicis Groupe S.A.	121	9,011
Consumer Staples – 2.0%		
Danone S.A.	209	15,682
Energy – 2.2%		
Total S.A.	350	17,305

COMMON STOCKS (Continued)	Shares	Value
Financials – 1.5%		
Axa S.A.	427	$ 11,686
Industrials – 3.0%		
Airbus SE	130	10,707
Vinci	151	12,914
		23,621
Materials – 1.5%		
L Air Liquide S.A.	98	12,094
Telecommunication Services – 1.9%		
Orange S.A.	927	14,700
Total France – 13.2%		**$104,099**
Germany		
Consumer Discretionary – 3.7%		
Bayerische Motoren Werke AG	118	10,918
Continental AG	45	9,625
ProSiebenSat. 1 Media SE	212	8,882
		29,425
Financials – 1.5%		
Deutsche Boerse AG	111	11,724
Health Care – 3.8%		
Bayer AG	132	17,033
Fresenius Medical Care AG & Co. KGaA	135	12,940
		29,973
Industrials – 1.0%		
Siemens AG	57	7,780
Information Technology – 1.0%		
SAP AG	76	7,958
Materials – 1.1%		
HeidelbergCement AG	91	8,750
Total Germany – 12.1%		**$ 95,610**
Hong Kong		
Financials – 1.8%		
AIA Group Ltd.	1,994	14,569
Industrials – 1.3%		
Cheung Kong (Holdings) Ltd.	799	10,026
Total Hong Kong – 3.1%		**$ 24,595**
India		
Financials – 1.1%		
Axis Bank Ltd.	1,118	8,948
Total India – 1.1%		**$ 8,948**

COMMON STOCKS (Continued)	Shares	Value
Ireland		
Health Care – 1.5%		
Shire Pharmaceuticals Group plc ADR	74	$ 12,161
Materials – 1.7%		
CRH plc	312	11,116
James Hardie Industries plc, Class C	133	2,095
		13,211
Total Ireland – 3.2%		**$ 25,372**
Israel		
Health Care – 1.7%		
Teva Pharmaceutical Industries Ltd. ADR	397	13,193
Total Israel – 1.7%		**$ 13,193**
Japan		
Consumer Discretionary – 5.2%		
Bridgestone Corp.	281	12,088
Fuji Heavy Industries Ltd.	301	10,118
Isuzu Motors Ltd.	1,247	15,368
Nissin Kogyo Co. Ltd.	238	3,773
		41,347
Energy – 1.3%		
Inpex Corp.	1,070	10,287
Financials – 1.4%		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group	1,392	9,343
Tokio Marine Holdings, Inc.	46	1,894
		11,237
Industrials – 4.4%		
Komatsu Ltd.	348	8,832
Mitsubishi Electric Corp.	580	8,328
Seibu Holdings, Inc.	458	8,459
SMC Corp.	29	8,684
		34,303
Information Technology – 1.2%		
Yahoo Japan Corp.	2,207	9,595
Telecommunication Services – 3.5%		
Nippon Telegraph and Telephone Corp.	303	14,281
SoftBank Group Corp.	166	13,426
		27,707
Total Japan – 17.0%		**$134,476**

COMMON STOCKS (Continued)	Shares	Value
Luxembourg		
Energy – 0.9%		
Tenaris S.A.	237	$ 3,697
Tenaris S.A. ADR	114	3,534
		7,231
Total Luxembourg – 0.9%		$ 7,231
Netherlands		
Consumer Staples – 1.6%		
Koninklijke Ahold Delhaize N.V.	657	12,554
Energy – 0.6%		
Royal Dutch Petroleum Co., New York Shares	94	4,999
Financials – 1.5%		
ING Groep N.V., Certicaaten Van Aandelen	692	11,926
Total Netherlands – 3.7%		$29,479
Norway		
Financials – 1.3%		
DNB ASA	616	10,482
Total Norway – 1.3%		$10,482
South Africa		
Consumer Discretionary – 1.1%		
Naspers Ltd., Class N	42	8,248
Total South Africa – 1.1%		$ 8,248
South Korea		
Information Technology – 1.1%		
Samsung Electronics Co. Ltd.	4	8,871
Total South Korea – 1.1%		$ 8,871
Spain		
Industrials – 1.5%		
ACS Actividades de Construccion y Servicios S.A.	302	11,648
Total Spain – 1.5%		$ 11,648
Switzerland		
Consumer Staples – 2.1%		
Nestle S.A., Registered Shares	191	16,579
Financials – 1.5%		
UBS Group AG	705	11,945
Health Care – 1.1%		
Roche Holdings AG, Genusscheine	34	8,760

COMMON STOCKS (Continued)	Shares	Value
Industrials – 2.8%		
Adecco S.A.	154	$ 11,723
Wolseley plc	169	10,362
		22,085
Total Switzerland – 7.5%		$ 59,369
United Kingdom		
Consumer Discretionary – 0.6%		
Whitbread plc	87	4,516
Consumer Staples – 5.1%		
British American Tobacco plc	156	10,660
Imperial Tobacco Group plc	236	10,588
Reckitt Benckiser Group plc	102	10,382
Unilever plc	159	8,623
		40,253
Energy – 1.4%		
Royal Dutch Shell plc, Class A	416	11,043
Financials – 3.1%		
Prudential plc	559	12,826
Standard Chartered plc	1,147	11,590
		24,416
Health Care – 1.9%		
Shire plc	105	5,812
Smith & Nephew plc	526	9,083
		14,895
Industrials – 2.5%		
Babcock International Group plc	785	9,004
BAE Systems plc	1,340	11,058
		20,062
Materials – 1.9%		
Rio Tinto plc	283	11,929
Rio Tinto plc ADR	79	3,342
		15,271
Total United Kingdom – 16.5%		$130,456
TOTAL COMMON STOCKS – 97.3%		$767,818
(Cost: $709,786)		
RIGHTS		
Spain – 0.0%		
ACS Actividades de Construccion y Servicios S.A.	302	241
TOTAL RIGHTS – 0.0%		$ 241
(Cost: $257)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.5%		
McDonalds Corp.		
1.460%, 7-27-17	$5,000	$ 4,995
Mondelez International, Inc.		
1.330%, 7-3-17	4,722	4,721
Wisconsin Gas LLC		
1.190%, 7-6-17	2,500	2,499
		12,215
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
1.440%, 7-5-17 (C)	2,793	2,793
Municipal Obligations – 0.3%		
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal) (BVAL plus 21 bps)		
0.930%, 7-7-17 (C)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 2.2%		$ 17,008
(Cost: $17,009)		
TOTAL INVESTMENT SECURITIES – 99.5%		$785,067
(Cost: $727,052)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		4,333
NET ASSETS – 100.0%		$789,400

JUNE 30, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2017.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at June 30, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	37,721	Australian Dollar	49,980	7-24-17	Deutsche Bank AG	$683	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 767,818	$ —	$—
Rights	241	—	—
Short-Term Securities	—	17,008	—
Total	$768,059	$17,008	$—
Forward Foreign Currency Contracts	$ —	$ 683	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)

Industrials	17.5%
Financials	16.0%
Consumer Discretionary	14.4%
Consumer Staples	11.9%
Health Care	10.0%
Energy	9.8%
Materials	6.2%
Information Technology	6.1%
Telecommunication Services	5.4%
Other+	2.7%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Bonds	94.8%
Corporate Debt Securities	67.9%
United States Government and Government Agency Obligations	23.0%
Municipal Bonds – Taxable	1.8%
Mortgage-Backed Securities	1.2%
Asset-Backed Securities	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.2%

Quality Weightings

Investment Grade	88.5%
AAA	1.3%
AA	27.6%
A	26.4%
BBB	33.2%
Non-Investment Grade	6.3%
BB	2.2%
B	0.9%
Non-rated	3.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.2%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	$ 974	$ 966
SBA Tower Trust, Series 2013-1C (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.240%, 4-16-18 (A)	1,900	1,899
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7-15-21 (A)	1,000	998
TOTAL ASSET-BACKED SECURITIES – 0.9%		**$ 3,863**

(Cost: $3,882)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Auto Parts & Equipment – 0.5%		
BorgWarner Automotive, Inc., 8.000%, 10-1-19	2,000	2,244
Automobile Manufacturers – 1.4%		
BMW U.S. Capital LLC, 2.150%, 4-6-20 (A)	2,000	2,010
Toyota Motor Credit Corp., 2.000%, 10-24-18	4,000	4,022
		6,032
Cable & Satellite – 1.3%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 1.625%, 1-15-22	750	729
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 4.450%, 4-1-24	1,190	1,253
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10-15-17	3,337	3,388
		5,370
General Merchandise Stores – 1.0%		
Family Dollar Stores, Inc., 5.000%, 2-1-21	4,000	4,280
Internet & Direct Marketing Retail – 0.5%		
Amazon.com, Inc., 1.200%, 11-29-17	2,000	1,999
Total Consumer Discretionary – 4.7%		**19,925**
Consumer Staples		
Brewers – 0.2%		
Molson Coors Brewing Co., 2.250%, 3-15-20 (A)	750	750
Distillers & Vintners – 0.1%		
Constellation Brands, Inc., 2.700%, 5-9-22	600	599

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Drug Retail – 0.5%		
CVS Health Corp., 2.250%, 12-5-18	$2,000	$ 2,012
Food Distributors – 0.6%		
Bestfoods, 7.000%, 10-15-17	2,500	2,539
Food Retail – 0.5%		
Kroger Co. (The):		
6.800%, 12-15-18	1,245	1,328
1.500%, 9-30-19	750	739
		2,067
Packaged Foods & Meats – 0.4%		
Smithfield Foods, Inc., 2.700%, 1-31-20 (A)	2,000	2,010
Total Consumer Staples – 2.3%		**9,977**
Energy		
Integrated Oil & Gas – 0.4%		
Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11-8-18	1,500	1,505
Oil & Gas Equipment & Services – 0.8%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	1,850	1,973
Schlumberger Norge A.S. (GTD by Schlumberger Ltd.), 1.250%, 8-1-17 (A)	1,500	1,500
		3,473
Oil & Gas Exploration & Production – 2.0%		
Aker BP ASA, 6.000%, 7-1-22 (A)	1,000	1,030
BP Capital Markets plc (GTD by BP plc), 1.674%, 2-13-18	3,750	3,752
EQT Corp., 8.125%, 6-1-19	2,650	2,925
Exxon Mobil Corp., 2.397%, 3-6-22	1,000	1,005
		8,712
Oil & Gas Refining & Marketing – 0.6%		
Shell International Finance B.V. (GTD by Royal Dutch Shell plc), 2.000%, 11-15-18	2,625	2,642
Oil & Gas Storage & Transportation – 3.3%		
Enbridge, Inc., 2.900%, 7-15-22	2,000	1,996
EnLink Midstream Partners L.P., 4.850%, 7-15-26	1,000	1,040
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21	1,000	1,024
3.450%, 2-15-23	1,646	1,656

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
NGPL PipeCo LLC, 7.119%, 12-15-17 (A)	$4,000	$ 4,075
Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23	1,800	1,812
Spectra Energy Partners L.P., 2.950%, 9-25-18	1,475	1,492
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	800	840
		13,935
Total Energy – 7.1%		**30,267**
Financials		
Asset Management & Custody Banks – 0.7%		
Ares Capital Corp., 3.875%, 1-15-20	2,820	2,875
Consumer Finance – 5.4%		
Ally Financial, Inc., 4.125%, 3-30-20	2,950	3,031
American Honda Finance Corp.:		
7.625%, 10-1-18 (A)	1,000	1,073
2.125%, 10-10-18	3,000	3,020
Capital One Financial Corp., 6.750%, 9-15-17	1,000	1,010
Discover Financial Services, 3.950%, 11-6-24	2,000	2,031
Ford Motor Credit Co. LLC:		
5.000%, 5-15-18	1,126	1,155
2.681%, 1-9-20	1,000	1,007
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
2.400%, 5-9-19	3,000	3,008
3.200%, 7-6-21	1,000	1,011
Hyundai Capital America, 2.875%, 8-9-18 (A)	1,000	1,008
Synchrony Financial:		
1.875%, 8-15-17	1,475	1,475
2.600%, 1-15-19	1,995	2,006
Synchrony Financial (3-Month U.S. LIBOR plus 140 bps), 2.580%, 11-9-17 (B)	2,114	2,121
		22,956
Diversified Banks – 6.3%		
ABN AMRO Bank N.V., 2.100%, 1-18-19 (A)	2,000	2,003
Bank of America Corp.:		
2.625%, 4-19-21	1,000	1,004
3.124%, 1-20-23	3,000	3,033
4.100%, 7-24-23	1,666	1,764
Bank of New York Mellon Corp. (The), 2.300%, 9-11-19	2,550	2,575
BB&T Corp., 2.050%, 5-10-21	1,150	1,141

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Diversified Banks (Continued)		
Bear Stearns Co., Inc. (The), 6.400%, 10-2-17	$2,000	$ 2,023
Branch Banking and Trust Co., 1.450%, 5-10-19	2,000	1,985
Mitsubishi UFJ Financial Group, Inc., 2.998%, 2-22-22	500	507
Mizuho Financial Group, Inc., 2.273%, 9-13-21	2,100	2,066
Northern Trust Corp., 2.375%, 8-2-22	4,719	4,711
Wachovia Corp., 5.750%, 2-1-18	1,500	1,535
Wells Fargo & Co.:		
3.069%, 1-24-23	1,500	1,520
3.000%, 2-19-25	995	980
		26,847
Investment Banking & Brokerage – 3.7%		
Daiwa Securities Group, Inc., 3.129%, 4-19-22 (A)	3,000	3,021
Goldman Sachs Group, Inc. (The):		
2.600%, 12-27-20	4,000	4,021
2.350%, 11-15-21	1,000	988
3.000%, 4-26-22	1,000	1,009
4.000%, 3-3-24	800	838
Morgan Stanley:		
2.800%, 6-16-20	1,000	1,015
2.500%, 4-21-21	1,000	999
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 3.000%, 5-31-23 (B)	300	307
Morgan Stanley (3-Month U.S. LIBOR plus 140 bps), 2.553%, 10-24-23 (B)	1,000	1,017
Raymond James Financial, Inc., 8.600%, 8-15-19	2,255	2,548
		15,763
Life & Health Insurance – 1.7%		
Athene Global Funding:		
2.875%, 10-23-18 (A)	2,550	2,563
2.750%, 4-20-20 (A)	1,000	1,002
New York Life Global Funding, 1.550%, 11-2-18 (A)	1,500	1,498
Principal Life Global Funding II, 2.625%, 11-19-20 (A)	2,000	2,014
		7,077
Other Diversified Financial Services – 3.1%		
Citigroup, Inc.:		
2.650%, 10-26-20	1,000	1,009
2.700%, 3-30-21	1,000	1,006
Citigroup, Inc. (3-Month U.S. LIBOR plus 107 bps), 2.289%, 12-8-21 (B)	2,500	2,524
Fidelity National Information Services, Inc., 2.850%, 10-15-18	1,100	1,113
JPMorgan Chase & Co.:		
2.972%, 1-15-23	3,500	3,541
3.000%, 2-27-30 (C)	850	821

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Other Diversified Financial Services (Continued)		
USAA Capital Corp., 2.450%, 8-1-20 (A)	$3,245	$ 3,274
		13,288
Property & Casualty Insurance – 1.5%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.), 2.300%, 11-3-20	2,543	2,557
Berkshire Hathaway, Inc.:		
2.100%, 8-14-19	3,000	3,023
2.750%, 3-15-23	1,000	1,013
		6,593
Regional Banks – 0.9%		
PNC Bank N.A., 2.400%, 10-18-19	870	878
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), 6.700%, 6-10-19	1,447	1,574
Sumitomo Mitsui Trust Bank Ltd., 2.050%, 3-6-19 (A)	1,500	1,500
		3,952
Specialized Finance – 1.6%		
ADOP Co., 6.625%, 10-1-17 (A)	1,000	1,012
Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 3.480%, 6-1-19 (A)	1,875	1,919
Siemens Financieringsmaatschappij N.V. (3-Month U.S. LIBOR plus 61 bps), 1.860%, 3-16-22 (A)(B)	3,750	3,786
		6,717
Total Financials – 24.9%		**106,068**
Health Care		
Biotechnology – 0.6%		
Amgen, Inc., 2.200%, 5-11-20	2,475	2,487
Health Care Services – 0.2%		
Cardinal Health, Inc., 1.948%, 6-14-19	1,000	1,001
Health Care Supplies – 1.3%		
Abbott Laboratories, 2.350%, 11-22-19	1,150	1,159
Catholic Health Initiatives, 2.600%, 8-1-18	3,575	3,594
Stryker Corp., 2.625%, 3-15-21	1,000	1,010
		5,763
Managed Health Care – 0.6%		
Aetna, Inc., 1.500%, 11-15-17	2,475	2,475
Total Health Care – 2.7%		**11,726**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Industrials		
Aerospace & Defense – 1.4%		
BAE Systems Holdings, Inc.:		
6.375%, 6-1-19 (A)	$ 2,131	$ 2,295
3.850%, 12-15-25 (A)	1,500	1,561
BAE Systems plc, 4.750%, 10-11-21 (A)	748	807
Exelis, Inc., 5.550%, 10-1-21	460	510
Northrop Grumman Corp., 3.250%, 8-1-23	680	703
		5,876
Air Freight & Logistics – 0.6%		
FedEx Corp., 8.000%, 1-15-19	2,252	2,455
Airlines – 0.6%		
Aviation Capital Group Corp., 2.875%, 1-20-22 (A)	1,000	996
Southwest Airlines Co., 2.650%, 11-5-20	1,500	1,518
		2,514
Environmental & Facilities Services – 1.7%		
Republic Services, Inc., 3.800%, 5-15-18	4,000	4,071
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.):		
6.100%, 3-15-18	2,540	2,617
7.100%, 8-1-26	550	713
		7,401
Industrial Conglomerates – 0.5%		
General Electric Capital Corp., 5.012%, 1-1-24	2,128	2,241
Railroads – 0.7%		
Burlington Northern Santa Fe Corp., 5.750%, 3-15-18	2,750	2,833
Total Industrials – 5.5%		**23,320**
Information Technology		
Application Software – 0.9%		
NVIDIA Corp., 2.200%, 9-16-21	4,000	3,955
Communications Equipment – 1.5%		
Cisco Systems, Inc., 2.200%, 2-28-21	2,000	2,011
Harris Corp., 1.999%, 4-27-18	3,777	3,782
L-3 Communications Corp., 3.850%, 12-15-26	750	773
		6,566
Data Processing & Outsourced Services – 2.4%		
Alliance Data Systems Corp., 6.375%, 4-1-20 (A)	1,000	1,012

JUNE 30, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Data Processing & Outsourced Services (Continued)		
Total System Services, Inc.,		
2.375%, 6-1-18	$4,000	$ 4,017
Visa, Inc.,		
2.800%, 12-14-22	5,000	5,090
		10,119
Electronic Manufacturing Services – 0.3%		
Jabil Circuit, Inc.,		
8.250%, 3-15-18	1,420	1,477
Home Entertainment Software – 0.7%		
Activision Blizzard, Inc.,		
2.300%, 9-15-21	3,000	2,980
Semiconductors – 3.0%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.),		
2.375%, 1-15-20 (A)	1,500	1,502
Intel Corp.:		
1.850%, 5-11-20	3,000	3,001
2.450%, 7-29-20	1,000	1,017
2.875%, 5-11-24	2,750	2,760
QUALCOMM, Inc.:		
2.100%, 5-20-20	575	578
2.900%, 5-20-24	2,000	1,995
3.250%, 5-20-27	1,770	1,774
		12,627
Systems Software – 1.4%		
CA, Inc.,		
5.375%, 12-1-19	1,500	1,575
Microsoft Corp.:		
2.000%, 11-3-20	2,000	2,007
2.875%, 2-6-24	2,250	2,286
		5,868
Technology Hardware, Storage & Peripherals – 1.8%		
Apple, Inc.:		
1.550%, 2-7-20	2,500	2,487
2.500%, 2-9-22	1,500	1,513
Seagate HDD Cayman (GTD by Seagate Technology plc):		
3.750%, 11-15-18 (C)	3,000	3,072
4.250%, 3-1-22 (A)	400	407
		7,479
Total Information Technology – 12.0%		51,071
Materials		
Diversified Chemicals – 0.2%		
Dow Chemical Co. (The),		
4.250%, 11-15-20	724	769
Diversified Metals & Mining – 0.5%		
Glencore Finance Canada Ltd.:		
2.700%, 10-25-17 (C)	1,121	1,123
2.700%, 10-25-17 (A)(C)	905	906
		2,029

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Specialty Chemicals – 0.3%		
Methanex Corp.,		
3.250%, 12-15-19	$1,500	$ 1,508
Total Materials – 1.0%		4,306
Real Estate		
Specialized REITs – 0.4%		
Crown Castle International Corp.:		
2.250%, 9-1-21	500	492
4.875%, 4-15-22	1,000	1,092
		1,584
Total Real Estate – 0.4%		1,584
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
AT&T, Inc.,		
5.875%, 10-1-19	2,592	2,805
Wireless Telecommunication Service – 2.6%		
American Tower Corp.:		
3.300%, 2-15-21	2,500	2,565
5.900%, 11-1-21	800	901
2.250%, 1-15-22	2,165	2,111
3.375%, 10-15-26	1,000	979
Crown Castle Towers LLC,		
3.222%, 5-15-22 (A)	1,000	1,024
Sprint Nextel Corp.,		
8.375%, 8-15-17	3,705	3,733
		11,313
Total Telecommunication Services – 3.3%		14,118
Utilities		
Electric Utilities – 3.0%		
Edison International,		
2.125%, 4-15-20	1,000	1,001
Emera U.S. Finance L.P. (GTD by Emera U.S. Holdings, Inc.),		
2.150%, 6-15-19	1,000	999
Entergy Mississippi, Inc.,		
2.850%, 6-1-28	1,050	1,015
Entergy Texas, Inc.,		
2.550%, 6-1-21	1,275	1,267
MidAmerican Energy Co.:		
2.400%, 3-15-19	3,000	3,031
3.700%, 9-15-23	1,545	1,630
National Rural Utilities Cooperative Finance Corp.:		
1.650%, 2-8-19	1,000	998
2.400%, 4-25-22	2,000	2,009
Virginia Electric and Power Co., Series C,		
2.750%, 3-15-23	1,000	1,003
		12,953
Multi-Utilities – 1.0%		
Dominion Resources, Inc.,		
6.400%, 6-15-18	3,000	3,130

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Multi-Utilities (Continued)		
Dominion Resources, Inc., Series A,		
1.400%, 9-15-17	$1,000	$ 1,000
		4,130
Total Utilities – 4.0%		17,083
TOTAL CORPORATE DEBT SECURITIES – 67.9%		$289,445
(Cost: $288,152)		
MORTGAGE-BACKED SECURITIES		
Non-Agency REMIC/CMO – 1.2%		
Bear Stearns Deutsche Bank Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-AFR1, Class C,		
5.097%, 9-15-27 (A)	640	680
CFCRE Commercial Mortgage Trust, Series 2015-RUM, Class B (1-Month U.S. LIBOR plus 215 bps),		
3.139%, 7-15-30 (A)(B)	870	857
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2004-C2 (Mortgage spread to 2-year U.S. Treasury index),		
6.411%, 10-15-41 (A)(B)	3,500	3,741
		5,278
TOTAL MORTGAGE-BACKED SECURITIES – 1.2%		$ 5,278
(Cost: $5,331)		
MUNICIPAL BONDS – TAXABLE		
California – 1.1%		
Alameda Corridor Trans Auth, Taxable Sr Lien Rev Bonds, Ser 1999C,		
6.500%, 10-1-19	980	1,033
CA Various Purp GO Bonds,		
7.700%, 11-1-30	1,750	2,045
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AH,		
1.796%, 7-1-19	1,500	1,506
		4,584
New York – 0.4%		
NYC GO Bonds, Fiscal 2017 Ser A-2,		
2.460%, 8-1-26	1,750	1,678

JUNE 30, 2017 (UNAUDITED)

MUNICIPAL BONDS – TAXABLE

(Continued)	Principal	Value
Texas – 0.3%		
Katy Independent Sch Dist (Fort Bend, Harris and Waller Cntys, TX), Unlimited Tax Sch Bldg Bonds, Ser 2010D, 6.349%, 2-15-41	$ 1,150	$ 1,264
TOTAL MUNICIPAL BONDS – TAXABLE – 1.8%		**$7,526**

(Cost: $7,662)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 1.5%		
Federal Home Loan Bank:		
2.500%, 4-27-26	2,000	1,950
1.750%, 7-21-31	1,640	1,620
1.700%, 7-25-31	1,500	1,457
2.000%, 11-25-31	200	194
U.S. Department of Transportation, 6.001%, 12-7-21 (A)	1,000	1,166
		6,387
Mortgage-Backed Obligations – 10.9%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO, 2.699%, 5-25-18	1,027	1,035
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Year U.S. Treasury index plus 400 bps), 5.045%, 7-25-44 (A)(B)	1,100	1,125
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (3-Year U.S. Treasury index plus 315 bps), 4.793%, 11-25-49 (A)(B)	1,620	1,716
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR):		
4.245%, 6-25-21 (A)(B)	484	489
5.024%, 9-25-22 (A)(B)	884	861
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-year U.S. Treasury index), 4.301%, 9-25-44 (A)(B)	2,000	2,045
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index), 3.883%, 2-25-45 (A)(B)	1,906	1,949
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
5.685%, 4-25-20 (A)(B)	880	950
4.492%, 1-25-46 (A)(B)	1,000	1,060
4.121%, 2-25-46 (A)(B)	70	73
4.573%, 12-25-48 (A)(B)	3,625	3,841
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
3.668%, 2-25-22 (A)(B)	1,000	1,001

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

(Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.116%, 8-25-44 (A)(B)	$ 1,000	$ 1,088
4.490%, 12-25-44 (A)(B)	3,047	3,242
4.005%, 5-25-45 (A)(B)	600	630
4.752%, 11-25-46 (A)(B)	1,557	1,675
3.681%, 11-25-47 (A)(B)	365	367
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 6-month U.S. Treasury index), 4.395%, 7-25-48 (A)(B)	1,275	1,281
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
1.750%, 4-27-20	2,000	2,002
3.000%, 9-1-28	3,112	3,190
4.500%, 8-1-30	889	953
2.500%, 5-15-44	823	828
Federal National Mortgage Association Agency REMIC/CMO:		
2.990%, 11-1-18	1,683	1,707
2.000%, 6-25-39	2,852	2,852
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.210%, 10-1-19	2,282	2,281
4.646%, 7-1-20	1,683	1,775
3.680%, 2-1-21	1,025	1,048
4.381%, 6-1-21	1,763	1,897
2.000%, 10-25-41	2,071	2,038
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	1,245	1,234
		46,233
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 12.4%		**$52,620**

(Cost: $52,955)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 10.6%		
U.S. Treasury Notes:		
0.750%, 10-31-17	5,000	4,994
2.750%, 2-28-18	9,000	9,088
1.750%, 10-31-20	8,000	8,033
2.000%, 12-31-21	8,000	8,058
1.875%, 2-28-22	15,000	15,016
		45,189
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.6%		**$ 45,189**

(Cost: $45,075)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 8.6%		
Comcast Corp.:		
1.440%, 7-12-17	$10,000	$ 9,995
1.480%, 7-26-17	4,000	3,996
General Mills, Inc., 1.320%, 7-5-17	8,000	7,998
Mattel, Inc., 1.300%, 7-5-17	5,000	4,999
Virginia Electric and Power Co., 1.310%, 7-6-17	10,000	9,998
		36,986
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (D)	1,269	1,269
Municipal Obligations – 0.6%		
NYC GO Bonds, Fiscal 2008 Ser L-4 (GTD by U.S. Bank N.A.) (BVAL plus 16 bps), 0.940%, 7-1-17 (D)	2,400	2,400
TOTAL SHORT-TERM SECURITIES – 9.5%		**$ 40,655**

(Cost: $40,658)

TOTAL INVESTMENT SECURITIES – 104.3%		**$444,576**

(Cost: $443,715)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (4.3)%		**(18,198)**
NET ASSETS – 100.0%		**$426,378**

JUNE 30, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $80,292 or 18.8% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at June 30, 2017.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Rate shown is the yield to maturity at June 30, 2017.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$—	$ 3,863	$—
Corporate Debt Securities	—	289,445	—
Mortgage-Backed Securities	—	5,278	—
Municipal Bonds	—	7,526	—
United States Government Agency Obligations	—	52,620	—
United States Government Obligations	—	45,189	—
Short-Term Securities	—	40,655	—
Total	$—	$444,576	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

Asset Allocation

Stocks	88.6%
Information Technology	28.4%
Health Care	25.4%
Industrials	11.5%
Consumer Discretionary	11.0%
Energy	5.2%
Materials	2.5%
Consumer Staples	1.9%
Real Estate	1.7%
Financials	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.4%

Top 10 Equity Holdings

Company	Sector	Industry
Aerie Pharmaceuticals, Inc.	Health Care	Pharmaceuticals
Tile Shop Holdings, Inc.	Consumer Discretionary	Home Improvement Retail
8x8, Inc.	Information Technology	Application Software
GTT Communications, Inc.	Information Technology	Internet Software & Services
K2M Group Holdings, Inc.	Health Care	Health Care Equipment
Nautilus Group, Inc. (The)	Consumer Discretionary	Leisure Products
Mimecast Ltd.	Information Technology	Internet Software & Services
Kornit Digital Ltd.	Industrials	Industrial Machinery
Q2 Holdings, Inc.	Information Technology	Internet Software & Services
MYR Group, Inc.	Industrials	Construction & Engineering

See your advisor or www.waddell.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.5%		
Motorcar Parts of America, Inc. (A)	63	$ 1,782
Home Improvement Retail – 3.7%		
Tile Shop Holdings, Inc.	129	2,654
Leisure Products – 3.0%		
Nautilus Group, Inc. (The) (A)	114	2,175
Restaurants – 0.2%		
Carrols Restaurant Group, Inc. (A)	10	125
Specialty Stores – 1.6%		
Sportsman's Warehouse Holdings, Inc. (A)	222	1,199
Total Consumer Discretionary – 11.0%		**7,935**
Consumer Staples		
Distillers & Vintners – 1.5%		
MGP Ingredients, Inc.	21	1,059
Packaged Foods & Meats – 0.4%		
Inventure Foods, Inc. (A)	65	279
Total Consumer Staples – 1.9%		**1,338**
Energy		
Oil & Gas Equipment & Services – 2.4%		
Natural Gas Services Group, Inc. (A)	41	1,021
NCS Multistage Holdings, Inc. (A)	27	688
		1,709
Oil & Gas Exploration & Production – 2.8%		
Earthstone Energy, Inc. (A)	41	409
Resolute Energy Corp. (A)	11	316
Ring Energy, Inc. (A)	101	1,307
		2,032
Total Energy – 5.2%		**3,741**
Financials		
Regional Banks – 1.0%		
State Bank Financial Corp.	28	746
Total Financials – 1.0%		**746**
Health Care		
Biotechnology – 1.0%		
Natera, Inc. (A)	65	709
Health Care Equipment – 12.4%		
AxoGen, Inc. (A)	90	1,507
Entellus Medical, Inc. (A)	89	1,474
K2M Group Holdings, Inc. (A)	94	2,290
Obalon Therapeutics, Inc. (A)	69	685
Oxford Immunotec Global plc (A)	67	1,134
Tactile Systems Technology, Inc. (A)	65	1,866
		8,956

COMMON STOCKS (Continued)	Shares	Value
Health Care Services – 1.2%		
Teladoc, Inc. (A)	26	$ 888
Health Care Technology – 4.7%		
Evolent Health, Inc., Class A (A)	69	1,744
Omnicell, Inc. (A)	35	1,509
Tabula Rasa HealthCare, Inc. (A)	12	182
		3,435
Pharmaceuticals – 6.1%		
Aerie Pharmaceuticals, Inc. (A)	52	2,722
Intersect ENT, Inc. (A)	42	1,182
Revance Therapeutics, Inc. (A)	20	520
		4,424
Total Health Care – 25.4%		**18,412**
Industrials		
Aerospace & Defense – 2.6%		
Mercury Computer Systems, Inc. (A)	45	1,890
Building Products – 3.2%		
American Woodmark Corp. (A)	10	975
PGT Innovations, Inc. (A)	106	1,355
		2,330
Construction & Engineering – 2.8%		
MYR Group, Inc. (A)	65	2,007
Industrial Machinery – 2.9%		
Kornit Digital Ltd. (A)	110	2,128
Total Industrials – 11.5%		**8,355**
Information Technology		
Application Software – 4.5%		
8x8, Inc. (A)	165	2,401
BlackLine, Inc. (A)	24	872
		3,273
Communications Equipment – 1.8%		
Oclaro, Inc. (A)	142	1,322
Internet Software & Services – 15.0%		
Cornerstone OnDemand, Inc. (A)	41	1,469
Five9, Inc. (A)	38	818
GTT Communications, Inc. (A)	74	2,339
Mimecast Ltd. (A)	81	2,168
Q2 Holdings, Inc. (A)	56	2,084
SPS Commerce, Inc. (A)	31	1,996
		10,874
Semiconductor Equipment – 3.8%		
Aehr Test Systems (A)	122	459
Ichor Holdings Ltd. (A)	34	681
PDF Solutions, Inc. (A)	99	1,622
		2,762
Semiconductors – 2.7%		
NVE Corp.	25	1,910

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 0.6%		
Appian Corp. (A)	23	$ 417
Total Information Technology – 28.4%		**20,558**
Materials		
Aluminum – 0.8%		
Century Aluminum Co. (A)	38	589
Specialty Chemicals – 1.7%		
Flotek Industries, Inc. (A)(B)	13	116
Flotek Industries, Inc. (A)	126	1,125
		1,241
Total Materials – 2.5%		**1,830**
Real Estate		
Health Care REITs – 1.7%		
Community Healthcare Trust, Inc.	47	1,196
Total Real Estate – 1.7%		**1,196**
TOTAL COMMON STOCKS – 88.6%		**$ 64,111**
(Cost: $46,876)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 7.9%		
Sonoco Products Co., 1.330%, 7-3-17	$ 3,708	3,708
Wisconsin Gas LLC, 1.190%, 7-6-17	2,000	1,999
		5,707
Master Note – 3.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (D)	2,776	2,776
TOTAL SHORT-TERM SECURITIES – 11.7%		**$ 8,483**
(Cost: $8,484)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$72,594**
(Cost: $55,360)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(202)
NET ASSETS – 100.0%		**$72,392**

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.4%
Information Technology	27.8%
Health Care	18.9%
Consumer Discretionary	17.2%
Industrials	14.5%
Financials	9.8%
Consumer Staples	5.4%
Energy	2.8%
Materials	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.6%

Top 10 Equity Holdings

Company	Sector	Industry
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Zoetis, Inc.	Health Care	Pharmaceuticals
Fastenal Co.	Industrials	Trading Companies & Distributors
CoStar Group, Inc.	Information Technology	Internet Software & Services
CME Group, Inc.	Financials	Financial Exchanges & Data
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
Edwards Lifesciences Corp.	Health Care	Health Care Equipment
Tiffany & Co.	Consumer Discretionary	Specialty Stores
ServiceNow, Inc.	Information Technology	Systems Software
Microchip Technology, Inc.	Information Technology	Semiconductors

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.2%		
Burberry Group plc (A)	390	$ 8,445
lululemon athletica, Inc. (B)	190	11,313
Under Armour, Inc., Class C (B)	89	1,793
		21,551
Auto Parts & Equipment – 2.1%		
BorgWarner, Inc.	327	13,855
Homefurnishing Retail – 1.4%		
Williams-Sonoma, Inc.	186	9,015
Hotels, Resorts & Cruise Lines – 0.7%		
Norwegian Cruise Line Holdings Ltd. (B)	86	4,666
Internet & Direct Marketing Retail – 0.3%		
Duluth Holdings, Inc., Class B (B)	127	2,312
Leisure Products – 2.1%		
Polaris Industries, Inc.	155	14,338
Restaurants – 3.0%		
Chipotle Mexican Grill, Inc., Class A (B)	17	7,004
Dunkin' Brands Group, Inc.	235	12,936
		19,940
Specialty Stores – 4.4%		
Tiffany & Co.	170	15,982
Tractor Supply Co.	251	13,610
		29,592
Total Consumer Discretionary – 17.2%		**115,269**
Consumer Staples		
Food Retail – 2.0%		
Whole Foods Market, Inc.	316	13,301
Packaged Foods & Meats – 3.4%		
Blue Buffalo Pet Products, Inc. (B)	332	7,573
Hain Celestial Group, Inc. (The) (B)	216	8,399
Lance, Inc.	206	7,115
		23,087
Total Consumer Staples – 5.4%		**36,388**
Energy		
Oil & Gas Exploration & Production – 2.8%		
Cabot Oil & Gas Corp.	282	7,061
Cimarex Energy Co.	54	5,061
Noble Energy, Inc.	232	6,571
		18,693
Total Energy – 2.8%		**18,693**
Financials		
Asset Management & Custody Banks – 0.8%		
Oaktree Capital Group LLC	122	5,668
Diversified Banks – 1.8%		
Northern Trust Corp.	125	12,200

COMMON STOCKS (Continued)	Shares	Value
Financial Exchanges & Data – 3.6%		
CME Group, Inc.	146	$ 18,248
MarketAxess Holdings, Inc.	28	5,667
		23,915
Regional Banks – 3.6%		
First Republic Bank	134	13,389
Signature Bank (B)	72	10,377
		23,766
Total Financials – 9.8%		**65,549**
Health Care		
Biotechnology – 4.4%		
ACADIA Pharmaceuticals, Inc. (B)	298	8,320
Alkermes plc (B)	187	10,840
BioMarin Pharmaceutical, Inc. (B)	110	9,983
		29,143
Health Care Equipment – 6.0%		
Edwards Lifesciences Corp. (B)	136	16,137
Intuitive Surgical, Inc. (B)	26	23,952
		40,089
Health Care Services – 1.7%		
Laboratory Corp. of America Holdings (B)	74	11,399
Health Care Supplies – 1.7%		
Align Technology, Inc. (B)	76	11,455
Pharmaceuticals – 5.1%		
Jazz Pharmaceuticals plc (B)	45	6,950
Pacira Pharmaceuticals, Inc. (B)	98	4,696
Zoetis, Inc.	366	22,802
		34,448
Total Health Care – 18.9%		**126,534**
Industrials		
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	239	13,500
Building Products – 4.0%		
A. O. Smith Corp.	151	8,522
Allegion plc	96	7,794
Fortune Brands Home & Security, Inc.	161	10,505
		26,821
Construction Machinery & Heavy Trucks – 2.5%		
WABCO Holdings, Inc. (B)	56	7,123
Westinghouse Air Brake Technologies Corp.	102	9,322
		16,445
Electrical Components & Equipment – 0.3%		
Generac Holdings, Inc. (B)	49	1,786
Industrial Machinery – 1.8%		
IDEX Corp.	105	11,892

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 0.7%		
TransUnion (B)	115	$ 4,972
Trading Companies & Distributors – 3.2%		
Fastenal Co.	495	21,540
Total Industrials – 14.5%		**96,956**
Information Technology		
Application Software – 3.0%		
Ellie Mae, Inc. (B)	64	6,997
Guidewire Software, Inc. (B)	117	8,016
Tyler Technologies, Inc. (B)	28	4,993
		20,006
Communications Equipment – 2.3%		
Arista Networks, Inc. (B)	39	5,873
Harris Corp.	90	9,815
		15,688
Data Processing & Outsourced Services – 1.0%		
Square, Inc., Class A (B)	273	6,413
Electronic Components – 1.4%		
Maxim Integrated Products, Inc.	203	9,102
Electronic Manufacturing Services – 2.2%		
Trimble Navigation Ltd. (B)	411	14,664
Home Entertainment Software – 2.7%		
Electronic Arts, Inc. (B)	172	18,191
Internet Software & Services – 8.6%		
CoStar Group, Inc. (B)	76	19,921
GrubHub, Inc. (B)	318	13,856
MercadoLibre, Inc.	60	14,947
Pandora Media, Inc. (B)	986	8,793
		57,517
Semiconductors – 2.3%		
Microchip Technology, Inc.	197	15,183
Systems Software – 4.3%		
Red Hat, Inc. (B)	140	13,445
ServiceNow, Inc. (B)	147	15,599
		29,044
Total Information Technology – 27.8%		**185,808**
Materials		
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	71	6,376
Specialty Chemicals – 1.0%		
Axalta Coating Systems Ltd. (B)	209	6,692
Total Materials – 2.0%		**13,068**
TOTAL COMMON STOCKS – 98.4%		**$658,265**
(Cost: $547,327)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.3%		
Wisconsin Electric Power Co., 1.230%, 7-6-17	$2,279	$2,279
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (D)	2,371	2,371
Municipal Obligations – 0.8%		
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.) (BVAL plus 14 bps), 0.860%, 7-7-17 (D)	3,000	3,000
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 0.920%, 7-7-17 (D)	1,000	1,000

SHORT-TERM SECURITIES	Principal	Value
NY State Hsng Fin Agy, Related 42nd and 10th Hsng Rev Bonds, Ser 2010A (GTD by FHLMC) (BVAL plus 14 bps), 0.880%, 7-7-17 (D)	$1,500	$ 1,500
		5,500
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 10,150
(Cost: $10,150)		
TOTAL INVESTMENT SECURITIES – 99.9%		$ 668,415
(Cost: $557,477)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		380
NET ASSETS – 100.0%		$668,795

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at June 30, 2017.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$658,265	$ —	$—
Short-Term Securities	—	10,150	—
Total	$658,265	$10,150	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Corp.
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	97.5%
Energy	72.0%
Materials	19.2%
Industrials	6.3%
Utilities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Country Weightings

North America	86.5%
United States	78.0%
Canada	8.5%
Europe	11.0%
United Kingdom	9.0%
Other Europe	2.0%
Pacific Basin	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
RPC, Inc.	United States	Energy	Oil & Gas Equipment & Services
Magellan Midstream Partners L.P.	United States	Energy	Oil & Gas Storage & Transportation
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Union Pacific Corp.	United States	Industrials	Railroads
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
BHP Billiton plc	United Kingdom	Materials	Diversified Metals & Mining
Flowserve Corp.	United States	Industrials	Industrial Machinery
Cabot Oil & Gas Corp.	United States	Energy	Oil & Gas Exploration & Production

See your advisor for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 28, 2017, the name of Global Natural Resources changed to Natural Resources.

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Energy – 4.2%		
Seven Generations Energy Ltd., Class A (A)	161	$ 2,757
Suncor Energy, Inc.	81	2,363
		5,120
Materials – 4.3%		
Potash Corp. of Saskatchewan, Inc.	198	3,231
West Fraser Timber Co. Ltd.	43	2,040
		5,271
Total Canada – 8.5%		$ 10,391
China		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)(B)	1,900	—
Total China – 0.0%		$ —
Netherlands		
Energy – 2.0%		
Core Laboratories N.V.	24	2,415
Total Netherlands – 2.0%		$ 2,415
United Kingdom		
Materials – 9.0%		
BHP Billiton plc	249	3,809
Randgold Resources Ltd. ADR	37	3,260
Rio Tinto plc	92	3,887
		10,956
Total United Kingdom – 9.0%		$10,956

COMMON STOCKS (Continued)	Shares	Value
United States		
Energy – 65.8%		
Cabot Oil & Gas Corp.	149	$ 3,728
Chevron Corp.	31	3,239
Cimarex Energy Co.	26	2,397
Concho Resources, Inc. (A)	26	3,184
Continental Resources, Inc. (A)	63	2,029
Diamondback Energy, Inc. (A)	32	2,851
Enterprise Products Partners L.P.	129	3,485
EOG Resources, Inc.	47	4,286
EQT Midstream Partners L.P.	21	1,567
Halliburton Co. (C)	182	7,782
Helmerich & Payne, Inc.	33	1,818
Keane Group, Inc. (A)	85	1,360
Magellan Midstream Partners L.P.	55	3,931
Marathon Petroleum Corp.	68	3,532
MPLX L.P.	90	3,003
Noble Energy, Inc.	69	1,960
Parsley Energy, Inc., Class A (A)	111	3,086
Patterson-UTI Energy, Inc.	161	3,246
Phillips 66	46	3,812
Pioneer Natural Resources Co.	20	3,239
Plains All American Pipeline L.P.	120	3,163
RPC, Inc.	205	4,140
RSP Permian, Inc. (A)	74	2,390
Schlumberger Ltd.	49	3,196
U.S. Silica Holdings, Inc.	30	1,054
WPX Energy, Inc. (A)	268	2,593
		80,071
Industrials – 6.3%		
Flowserve Corp.	82	3,791
Union Pacific Corp.	35	3,818
		7,609
Materials – 5.9%		
Air Products and Chemicals, Inc.	25	3,512
Dow Chemical Co. (The)	59	3,696
		7,208

COMMON STOCKS (Continued)	Shares	Value
Total United States – 78.0%		$ 94,888
TOTAL COMMON STOCKS – 97.5%		$118,650
(Cost: $130,721)		
PREFERRED STOCKS		
United States		
Utilities – 0.0%		
Konarka Technologies, Inc., 8.000%, Convertible (A)(B)(D)	68	—
Total United States – 0.0%		$ —
TOTAL PREFERRED STOCKS – 0.0%		$ —
(Cost: $211)		

SHORT-TERM SECURITIES	Principal	
Master Note – 2.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.440%, 7-5-17 (E)	$3,281	3,281
TOTAL SHORT-TERM SECURITIES – 2.7%		$ 3,281
(Cost: $3,281)		
TOTAL INVESTMENT SECURITIES – 100.2%		$ 121,931
(Cost: $134,213)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(187)
NET ASSETS – 100.0%		$121,744

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities whose value was determined using significant unobservable inputs.

(C) All or a portion of securities with an aggregate value of $337 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(D) Restricted security. At June 30, 2017, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000%, Convertible	8-31-07	68	$211	$—

The total value of this security represented 0.0% of net assets at June 30, 2017.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at June 30, 2017:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	5,654	U.S. Dollar	7,167	7-24-17	UBS AG	$—	$201
Canadian Dollar	9,723	U.S. Dollar	7,314	7-24-17	UBS AG	—	186
						$—	$387

SCHEDULE OF INVESTMENTS

NATURAL RESOURCES *(in thousands)*

JUNE 30, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$118,650	$ —	$—
Preferred Stocks	—	—	—
Short-Term Securities	—	3,281	—
Total	$118,650	$3,281	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 387	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

2017   SEMIANNUAL REPORT   85

ALL DATA AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	94.4%
Information Technology	70.4%
Health Care	15.6%
Consumer Discretionary	3.8%
Telecommunication Services	1.7%
Real Estate	1.6%
Utilities	1.0%
Materials	0.3%
Consumer Staples	0.0%
Warrants	0.0%
Purchased Options	0.0%
Bonds	0.4%
Corporate Debt Securities	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.2%

Country Weightings

North America	82.8%
United States	82.8%
Pacific Basin	7.4%
India	3.8%
China	3.6%
Europe	3.0%
Bahamas/Caribbean	1.5%
Other	0.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	5.2%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Microsoft Corp.	United States	Information Technology	Systems Software
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Microsemi Corp.	United States	Information Technology	Semiconductors
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Cerner Corp.	United States	Health Care	Health Care Technology
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services

See your advisor or www.waddell.com for more information on the Portfolio's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCIENCE AND TECHNOLOGY *(in thousands)*

JUNE 30, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 0.6%		
Tesla Motors, Inc. (A)	10	$ 3,580
Cable & Satellite – 0.6%		
Altice USA, Inc., Class A (A)	102	3,304
Consumer Electronics – 1.0%		
Garmin Ltd.	113	5,774
Internet & Direct Marketing Retail – 1.6%		
Amazon.com, Inc. (A)	3	2,904
Netflix, Inc. (A)	45	6,693
		9,597
Total Consumer Discretionary – 3.8%		22,255
Consumer Staples		
Agricultural Products – 0.0%		
Arcadia Biosciences, Inc. (A)	268	121
Total Consumer Staples – 0.0%		121
Health Care		
Biotechnology – 9.6%		
Evogene Ltd. (A)	175	886
Ionis Pharmaceuticals, Inc. (A)	361	18,359
Kite Pharma, Inc. (A)	71	7,309
Vertex Pharmaceuticals, Inc. (A)	224	28,841
		55,395
Health Care Facilities – 1.1%		
Tenet Healthcare Corp. (A)	326	6,303
Health Care Technology – 3.6%		
Cerner Corp. (A)	313	20,812
Managed Health Care – 1.3%		
Cigna Corp.	46	7,733
Total Health Care – 15.6%		90,243
Information Technology		
Application Software – 9.1%		
ACI Worldwide, Inc. (A)	895	20,017
Aspen Technology, Inc. (A)	346	19,114
Globant S.A. (A)	68	2,961
Silver Spring Networks, Inc. (A)	552	6,230
Snap, Inc., Class A (A)	238	4,230
		52,552
Data Processing & Outsourced Services – 13.6%		
Alliance Data Systems Corp.	106	27,132
Euronet Worldwide, Inc. (A)	268	23,435
Square, Inc., Class A (A)	256	6,013
WNS (Holdings) Ltd. ADR (A)	648	22,262
		78,842

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 3.3%		
Universal Display Corp.	177	$ 19,381
Internet Software & Services – 13.4%		
Alibaba Group Holding Ltd.		
ADR (A)	146	20,628
Alphabet, Inc., Class A (A)	14	13,201
Alphabet, Inc., Class C (A)	18	16,752
Facebook, Inc., Class A (A)(B)	154	23,206
Pandora Media, Inc. (A)	415	3,699
		77,486
IT Consulting & Other Services – 2.5%		
Acxiom Corp. (A)	264	6,864
CSRA, Inc.	233	7,410
		14,274
Semiconductor Equipment – 1.6%		
ASML Holding N.V., NY Registry		
Shares	56	7,271
Photronics, Inc. (A)	208	1,958
		9,229
Semiconductors – 19.6%		
Cypress Semiconductor Corp.	1,107	15,105
Dialog Semiconductor plc (A)(C)	89	3,813
Marvell Technology Group Ltd.	540	8,927
Microchip Technology, Inc.	75	5,781
Micron Technology, Inc. (A)	1,275	38,060
Microsemi Corp. (A)	538	25,197
Rambus, Inc. (A)	765	8,738
Semtech Corp. (A)	217	7,740
		113,361
Systems Software – 5.1%		
Microsoft Corp.	431	29,709
Technology Hardware, Storage & Peripherals – 2.2%		
Hewlett-Packard Co.	745	13,026
Total Information Technology – 70.4%		407,860
Materials		
Commodity Chemicals – 0.2%		
BioAmber, Inc. (A)	480	1,234
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A) . . .	280	361
Total Materials – 0.3%		1,595
Real Estate		
Specialized REITs – 1.6%		
QTS Realty Trust, Inc., Class A	175	9,152
Total Real Estate – 1.6%		9,152

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services		
Alternative Carriers – 1.7%		
Zayo Group Holdings, Inc. (A)	324	$ 9,996
Total Telecommunication Services – 1.7%		9,996
Utilities		
Renewable Electricity – 1.0%		
Atlantica Yield plc	283	6,047
Total Utilities – 1.0%		6,047
TOTAL COMMON STOCKS – 94.4%		$547,269
(Cost: $330,715)		

WARRANTS	Shares	Value
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 8-20-23 (D)(E)	230	—*
TOTAL WARRANTS – 0.0%		$ —*
(Cost: $—)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Garmin Ltd.:		
Call $52.50, Expires 7-21-17	211	7
Call $55.00, Expires 7-21-17	211	—*
TOTAL PURCHASED OPTIONS – 0.0%		$ 7
(Cost: $46)		

CORPORATE DEBT SECURITIES	Principal	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.4%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (D)	$ 2,300	2,311
Total Materials – 0.4%		2,311
TOTAL CORPORATE DEBT SECURITIES – 0.4%		$ 2,311
(Cost: $2,300)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 2.9%		
Comcast Corp., 1.330%, 7-6-17	10,000	9,997
Danaher Corp., 1.190%, 7-6-17	5,000	4,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (F) (Continued)		
Sonoco Products Co.,		
1.330%, 7-3-17	$2,206	$ 2,206
		17,202
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
1.440%, 7-5-17 (G)	2,311	2,311
Municipal Obligations – 1.6%		
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.) (BVAL plus 18 bps),		
0.870%, 7-7-17 (G)	7,049	7,049

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps),		
0.950%, 7-1-17 (G)	$2,000	$ 2,000
		9,049
TOTAL SHORT-TERM SECURITIES – 4.9%		$ 28,562
(Cost: $28,563)		
TOTAL INVESTMENT SECURITIES – 99.7%		$578,149
(Cost: $361,624)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		1,586
NET ASSETS – 100.0%		$579,735

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $264 are held in collateralized accounts for OTC written options contracts collateral.

(C) Listed on an exchange outside the United States.

(D) Restricted securities. At June 30, 2017, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 08-20-20	8-20-15	$2,300	$2,300	$2,311
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	230	$ —	$ —*
			$2,300	$2,311

The total value of these securities represented 0.4% of net assets at June 30, 2017.

(E) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Rate shown is the yield to maturity at June 30, 2017.

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following written options were outstanding at June 30, 2017 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Pandora Media, Inc.	Bank of America N.A.	Put	1,686	July 2017	$8.50	$133	$(29)

JUNE 30, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$547,269	$ —	$—
Warrants	—	—*	—
Purchased Options	7	—	—
Corporate Debt Securities	—	2,311	—
Short-Term Securities	—	28,562	—
Total	$547,276	$30,873	$—
Liabilities			
Written Options	$ —	$ 29	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)

United States	82.8%
India	3.8%
China	3.6%
Bermuda	1.5%
Netherlands	1.3%
Spain	1.0%
Other Countries	0.8%
Other+	5.2%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	100.0%
Information Technology	20.2%
Health Care	13.7%
Financials	13.1%
Industrials	12.2%
Consumer Discretionary	12.2%
Materials	7.9%
Consumer Staples	7.5%
Real Estate	5.7%
Energy	3.7%
Telecommunication Services	1.9%
Utilities	1.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.0%

Top 10 Equity Holdings

Company	Sector	Industry
Webster Financial Corp.	Financials	Regional Banks
Tivity Health, Inc.	Health Care	Health Care Services
Visteon Corp.	Consumer Discretionary	Auto Parts & Equipment
Pinnacle Foods, Inc.	Consumer Staples	Packaged Foods & Meats
Take-Two Interactive Software, Inc.	Information Technology	Home Entertainment Software
Sensient Technologies Corp.	Materials	Specialty Chemicals
Bob Evans Farms, Inc.	Consumer Discretionary	Restaurants
Laredo Petroleum Holdings, Inc.	Energy	Oil & Gas Exploration & Production
Uniti Group, Inc.	Real Estate	Specialized REITs
Beacon Roofing Supply, Inc.	Industrials	Trading Companies & Distributors

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 28, 2017, the name of Small Cap Value changed to Small Cap Core.

SCHEDULE OF INVESTMENTS

SMALL CAP CORE *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 4.8%		
Visteon Corp. (A)	156	$ 15,911
Homebuilding – 0.7%		
TRI Pointe Group, Inc. (A)	190	2,499
Homefurnishing Retail – 1.1%		
Restoration Hardware Holdings, Inc. (A)	58	3,736
Movies & Entertainment – 1.5%		
AMC Entertainment Holdings, Inc., Class A	223	5,065
Restaurants – 4.1%		
Bob Evans Farms, Inc.	189	13,576
Total Consumer Discretionary – 12.2%		**40,787**
Consumer Staples		
Packaged Foods & Meats – 6.3%		
Pinnacle Foods, Inc.	257	15,248
Post Holdings, Inc. (A)	74	5,738
		20,986
Soft Drinks – 1.2%		
Coca-Cola Bottling Co. Consolidated	17	3,889
Total Consumer Staples – 7.5%		**24,875**
Energy		
Oil & Gas Exploration & Production – 3.7%		
Laredo Petroleum Holdings, Inc. (A)	1,187	12,488
Total Energy – 3.7%		**12,488**
Financials		
Life & Health Insurance – 1.3%		
American Equity Investment Life Holding Co.	170	4,478
Regional Banks – 11.8%		
Chemical Financial Corp.	65	3,152
FCB Financial Holdings, Inc., Class A (A)	117	5,602
Pinnacle Financial Partners, Inc.	89	5,566
Tompkins Financial Corp.	4	291
Webster Financial Corp.	337	17,592
Western Alliance Bancorp. (A)	146	7,191
		39,394
Total Financials – 13.1%		**43,872**
Health Care		
Health Care Equipment – 1.7%		
Globus Medical, Inc., Class A (A)	50	1,644
Insulet Corp. (A)	79	4,033
		5,677

COMMON STOCKS (Continued)	Shares	Value
Health Care Facilities – 0.9%		
HealthSouth Corp.	64	$ 3,102
Health Care Services – 5.5%		
Amedisys, Inc. (A)	26	1,652
Tivity Health, Inc. (A)	419	16,698
		18,350
Health Care Supplies – 1.3%		
ICU Medical, Inc. (A)	25	4,313
Health Care Technology – 4.3%		
Evolent Health, Inc., Class A (A)	315	7,978
Medidata Solutions, Inc. (A)	28	2,205
Omnicell, Inc. (A)	95	4,083
		14,266
Total Health Care – 13.7%		**45,708**
Industrials		
Building Products – 1.1%		
Advanced Drainage Systems, Inc.	186	3,728
Industrial Machinery – 3.2%		
Woodward, Inc.	157	10,614
Trading Companies & Distributors – 3.6%		
Beacon Roofing Supply, Inc. (A)	219	10,714
Univar, Inc. (A)	45	1,326
		12,040
Trucking – 4.3%		
Saia, Inc. (A)	166	8,496
YRC Worldwide, Inc. (A)	526	5,855
		14,351
Total Industrials – 12.2%		**40,733**
Information Technology		
Application Software – 3.4%		
8x8, Inc. (A)	502	7,302
Everbridge, Inc. (A)	167	4,063
		11,365
Data Processing & Outsourced Services – 1.4%		
Conduent, Inc. (A)	297	4,728
Home Entertainment Software – 4.5%		
Take-Two Interactive Software, Inc. (A)	206	15,094
Internet Software & Services – 1.5%		
Q2 Holdings, Inc. (A)	138	5,110
IT Consulting & Other Services – 1.6%		
Unisys Corp. (A)	415	5,307
Semiconductors – 2.8%		
Integrated Device Technology, Inc. (A)	238	6,135

COMMON STOCKS (Continued)	Shares	Value
Semiconductors (Continued)		
MACOM Technology Solutions Holdings, Inc. (A)	55	$ 3,073
		9,208
Systems Software – 2.0%		
Tableau Software, Inc., Class A (A)	106	6,476
Technology Distributors – 1.6%		
Synnex Corp.	46	5,470
Technology Hardware, Storage & Peripherals – 1.4%		
Electronics for Imaging, Inc. (A)	100	4,738
Total Information Technology – 20.2%		**67,496**
Materials		
Specialty Chemicals – 7.0%		
Flotek Industries, Inc. (A)(B)	127	1,132
Flotek Industries, Inc. (A)	348	3,113
Innospec, Inc.	75	4,910
Sensient Technologies Corp.	178	14,325
		23,480
Steel – 0.9%		
TimkenSteel Corp. (A)	191	2,937
Total Materials – 7.9%		**26,417**
Real Estate		
Industrial REITs – 0.8%		
STAG Industrial, Inc.	91	2,506
Real Estate Services – 1.2%		
Realogy Holdings Corp.	126	4,102
Specialized REITs – 3.7%		
Uniti Group, Inc.	487	12,247
Total Real Estate – 5.7%		**18,855**
Telecommunication Services		
Alternative Carriers – 1.9%		
Vonage Holdings Corp. (A)	960	6,276
Total Telecommunication Services – 1.9%		**6,276**
Utilities		
Electric Utilities – 1.1%		
ALLETE, Inc.	49	3,505
Gas Utilities – 0.8%		
South Jersey Industries, Inc.	82	2,802
Total Utilities – 1.9%		**6,307**
TOTAL COMMON STOCKS – 100.0%		**$333,814**

(Cost: $301,426)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (C)	$875	$ 875
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 875
(Cost: $875)		
TOTAL INVESTMENT SECURITIES – 100.3%		$334,689
(Cost: $302,301)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(858)
NET ASSETS – 100.0%		$ 333,831

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2017 the total value of these securities amounted to $1,132 or 0.3% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$333,814	$ —	$—
Short-Term Securities	—	875	—
Total	$333,814	$875	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	94.2%
Information Technology	27.4%
Health Care	17.9%
Industrials	17.8%
Consumer Discretionary	16.2%
Financials	6.8%
Energy	2.8%
Materials	2.4%
Real Estate	2.0%
Consumer Staples	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.8%

Top 10 Equity Holdings

Company	Sector	Industry
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
XPO Logistics, Inc.	Industrials	Air Freight & Logistics
Acadia Healthcare Co., Inc.	Health Care	Health Care Facilities
Pool Corp.	Consumer Discretionary	Distributors
Watsco, Inc.	Industrials	Trading Companies & Distributors
RE/MAX Holdings, Inc., Class A	Real Estate	Real Estate Services
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
Paycom Software, Inc.	Information Technology	Application Software

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.5%		
Burlington Stores, Inc. (A)	65	$ 5,962
Automotive Retail – 0.5%		
Monro Muffler Brake, Inc.	45	1,870
Distributors – 2.1%		
Pool Corp.	74	8,657
General Merchandise Stores – 0.9%		
Ollie's Bargain Outlet Holdings, Inc. (A)	88	3,741
Homebuilding – 1.3%		
Installed Building Products, Inc. (A) ...	101	5,353
Hotels, Resorts & Cruise Lines – 1.2%		
Hilton Grand Vacations, Inc. (A)	139	5,028
Internet & Direct Marketing Retail – 0.2%		
Blue Apron Holdings, Inc., Class A (A)	105	981
Leisure Facilities – 1.5%		
Vail Resorts, Inc.	30	6,083
Leisure Products – 0.5%		
Nautilus Group, Inc. (The) (A)	111	2,135
Restaurants – 4.6%		
Dave & Buster's Entertainment, Inc. (A)	109	7,230
Texas Roadhouse, Inc., Class A	117	5,974
Wingstop, Inc.	172	5,301
		18,505
Specialty Stores – 1.9%		
Five Below, Inc. (A)	88	4,321
Party City Holdco, Inc. (A)	218	3,409
		7,730
Total Consumer Discretionary – 16.2%		66,045
Consumer Staples		
Packaged Foods & Meats – 0.9%		
Lance, Inc.	109	3,776
Total Consumer Staples – 0.9%		3,776
Energy		
Oil & Gas Equipment & Services – 2.4%		
Forum Energy Technologies, Inc. (A)	80	1,249
Keane Group, Inc. (A)	150	2,400
RPC, Inc.	225	4,548
U.S. Silica Holdings, Inc.	49	1,749
		9,946

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 0.4%		
Petroleum Development Corp. (A)	33	$ 1,418
Total Energy – 2.8%		11,364
Financials		
Regional Banks – 5.5%		
Ameris Bancorp	70	3,385
Cathay General Bancorp	57	2,175
Home BancShares, Inc.	254	6,332
SVB Financial Group (A)	32	5,653
Western Alliance Bancorp. (A)	100	4,904
		22,449
Thrifts & Mortgage Finance – 1.3%		
LendingTree, Inc. (A)	29	5,023
Total Financials – 6.8%		27,472
Health Care		
Health Care Equipment – 7.9%		
Inogen, Inc. (A)	52	4,970
iRhythm Technologies, Inc. (A)	58	2,463
K2M Group Holdings, Inc. (A)	230	5,613
Nevro Corp. (A)	67	4,976
NuVasive, Inc. (A)	58	4,450
NxStage Medical, Inc. (A)	175	4,395
Penumbra, Inc. (A)	59	5,207
		32,074
Health Care Facilities – 2.2%		
Acadia Healthcare Co., Inc. (A)	183	9,013
Health Care Services – 5.0%		
AMN Healthcare Services, Inc. (A)	271	10,573
Envision Healthcare Holdings, Inc. (A)	82	5,167
Teladoc, Inc. (A)	127	4,418
		20,158
Life Sciences Tools & Services – 1.2%		
Cambrex Corp. (A)	82	4,876
Managed Health Care – 1.6%		
HealthEquity, Inc. (A)	132	6,601
Total Health Care – 17.9%		72,722
Industrials		
Aerospace & Defense – 2.3%		
Mercury Computer Systems, Inc. (A) ..	224	9,425
Agricultural & Farm Machinery – 1.2%		
Toro Co. (The)	69	4,785
Air Freight & Logistics – 2.3%		
XPO Logistics, Inc. (A)	145	9,343
Building Products – 0.7%		
JELD-WEN Holding, Inc. (A)	83	2,703

COMMON STOCKS (Continued)	Shares	Value
Construction & Engineering – 1.7%		
Dycom Industries, Inc. (A)	78	$ 7,018
Diversified Support Services – 0.6%		
Healthcare Services Group, Inc.	49	2,317
Industrial Machinery – 4.3%		
John Bean Technologies Corp.	68	6,624
RBC Bearings, Inc. (A)	28	2,854
Timken Co. (The)	55	2,535
Woodward, Inc.	82	5,525
		17,538
Security & Alarm Services – 0.4%		
Brink's Co. (The)	24	1,624
Trading Companies & Distributors – 3.1%		
Beacon Roofing Supply, Inc. (A)	93	4,569
Watsco, Inc.	53	8,236
		12,805
Trucking – 1.2%		
Knight Transportation, Inc.	130	4,801
Total Industrials – 17.8%		72,359
Information Technology		
Application Software – 12.0%		
BroadSoft, Inc. (A)	140	6,044
Ellie Mae, Inc. (A)	35	3,893
Globant S.A. (A)	94	4,074
HubSpot, Inc. (A)	89	5,826
Manhattan Associates, Inc. (A)	32	1,549
Paycom Software, Inc. (A)	108	7,413
Tyler Technologies, Inc. (A)	33	5,844
Ultimate Software Group, Inc. (The) (A)	47	9,890
Zendesk, Inc. (A)	154	4,265
		48,798
Communications Equipment – 1.2%		
Lumentum Holdings, Inc. (A)	89	5,055
Electronic Manufacturing Services – 1.3%		
Fabrinet (A)	124	5,276
Internet Software & Services – 2.6%		
Five9, Inc. (A)	164	3,536
Q2 Holdings, Inc. (A)	94	3,464
Shopify, Inc., Class A (A)	43	3,755
		10,755
IT Consulting & Other Services – 3.1%		
Booz Allen Hamilton Holding Corp. ...	243	7,922
InterXion Holding N.V. (A)	99	4,544
		12,466
Semiconductors – 4.6%		
MACOM Technology Solutions Holdings, Inc. (A)	50	2,792
Maxlinear, Inc. (A)	110	3,055

SCHEDULE OF INVESTMENTS

SMALL CAP GROWTH *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Semiconductors (Continued)		
Monolithic Power Systems, Inc.	58	$ 5,550
Power Integrations, Inc.	99	7,245
		18,642
Systems Software – 1.7%		
Proofpoint, Inc. (A)	79	6,880
Varonis Systems, Inc. (A)	3	105
		6,985
Technology Distributors – 0.9%		
Tech Data Corp. (A)	35	3,561
Total Information Technology – 27.4%		**111,538**
Materials		
Construction Materials – 2.4%		
Eagle Materials, Inc.	26	2,402
Summit Materials, Inc., Class A (A)	160	4,615
U.S. Concrete, Inc. (A)	37	2,886
		9,903
Total Materials – 2.4%		**9,903**

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Real Estate Services – 2.0%		
RE/MAX Holdings, Inc., Class A	144	$ 8,059
Total Real Estate – 2.0%		**8,059**
TOTAL COMMON STOCKS – 94.2%		**$383,238**
(Cost: $317,411)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 3.2%		
Ecolab, Inc.,		
1.341%, 7-6-17	$5,000	4,999
J.M. Smucker Co. (The),		
1.310%, 7-5-17	4,000	3,999
Mondelez International, Inc.,		
1.330%, 7-3-17	4,046	4,046
		13,044
Master Note – 0.9%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
1.440%, 7-5-17 (C)	3,551	3,551

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 1.7%		
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2011A (GTD by U.S. Bank N.A.) (BVAL plus 12 bps),		
0.940%, 7-7-17 (C)	$5,000	$ 5,000
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps),		
0.950%, 7-1-17 (C)	2,000	2,000
		7,000
TOTAL SHORT-TERM SECURITIES – 5.8%		**$ 23,595**
(Cost: $23,595)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$406,833**
(Cost: $341,006)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		7
NET ASSETS – 100.0%		**$406,840**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following total return swap agreements were outstanding at June 30, 2017:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee[1][2]	Unrealized Appreciation
JPMorgan Chase Bank N.A.	115,425	Biotech Custom Index	01/09/2018	$14,643	1-Month LIBOR less 50 bps	$1,168

(1) The Portfolio pays the financing fee multiplied by the notional amount each month.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Portfolio would receive payments on any net positive total return, and would make payments in the event of a negative total return.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$383,238	$ —	$—
Short-Term Securities	—	23,595	—
Total	$383,238	$23,595	$—
Total Return Swaps	$ —	$ 1,168	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2017 (UNAUDITED)

Asset Allocation

Stocks	93.1%
Financials	32.2%
Health Care	13.0%
Energy	12.4%
Consumer Discretionary	8.2%
Information Technology	8.1%
Industrials	6.0%
Consumer Staples	4.6%
Utilities	3.0%
Materials	2.9%
Real Estate	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.9%

Top 10 Equity Holdings

Company	Sector	Industry
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Citigroup, Inc.	Financials	Other Diversified Financial Services
Synchrony Financial	Financials	Consumer Finance
Capital One Financial Corp.	Financials	Consumer Finance
State Street Corp.	Financials	Asset Management & Custody Banks
Energy Transfer Partners L.P.	Energy	Oil & Gas Storage & Transportation
Dow Chemical Co. (The)	Materials	Diversified Chemicals
American International Group, Inc.	Financials	Multi-Line Insurance
Marathon Petroleum Corp.	Energy	Oil & Gas Refining & Marketing
Cigna Corp.	Health Care	Managed Health Care

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

96 SEMIANNUAL REPORT 2017

SCHEDULE OF INVESTMENTS

VALUE (in thousands)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 2.5%		
Comcast Corp., Class A	246	$ 9,555
General Merchandise Stores – 2.3%		
Target Corp.	162	8,455
Home Improvement Retail – 1.5%		
Lowe's Co., Inc.	70	5,435
Housewares & Specialties – 1.9%		
Newell Rubbermaid, Inc.	135	7,249
Total Consumer Discretionary – 8.2%		30,694
Consumer Staples		
Agricultural Products – 2.2%		
Ingredion, Inc.	71	8,512
Drug Retail – 2.4%		
CVS Caremark Corp.	111	8,947
Total Consumer Staples – 4.6%		17,459
Energy		
Oil & Gas Equipment & Services – 2.5%		
Baker Hughes, Inc.	174	9,501
Oil & Gas Refining & Marketing – 2.8%		
Marathon Petroleum Corp.	203	10,634
Oil & Gas Storage & Transportation – 7.1%		
Energy Transfer Partners L.P.	576	11,747
Plains All American Pipeline L.P.	310	8,149
VTTI Energy Partners L.P.	342	6,710
		26,606
Total Energy – 12.4%		46,741
Financials		
Asset Management & Custody Banks – 3.3%		
State Street Corp.	140	12,580
Consumer Finance – 7.3%		
Capital One Financial Corp.	165	13,624
Synchrony Financial	466	13,905
		27,529
Life & Health Insurance – 2.8%		
MetLife, Inc.	191	10,516
Mortgage REITs – 2.6%		
American Capital Agency Corp.	452	9,623
Multi-Line Insurance – 2.9%		
American International Group, Inc.	172	10,735
Other Diversified Financial Services – 8.8%		
Citigroup, Inc.	224	14,975
JPMorgan Chase & Co.	199	18,161
		33,136

COMMON STOCKS (Continued)	Shares	Value
Property & Casualty Insurance – 1.9%		
Allstate Corp. (The)	83	$ 7,314
Regional Banks – 2.6%		
Fifth Third Bancorp	375	9,732
Total Financials – 32.2%		121,165
Health Care		
Biotechnology – 2.3%		
Amgen, Inc.	50	8,577
Health Care Facilities – 2.6%		
HCA Holdings, Inc. (A)	114	9,950
Managed Health Care – 5.1%		
Aetna, Inc.	56	8,563
Cigna Corp.	63	10,596
		19,159
Pharmaceuticals – 3.0%		
Jazz Pharmaceuticals plc (A)	28	4,292
Teva Pharmaceutical Industries Ltd. ADR	215	7,155
		11,447
Total Health Care – 13.0%		49,133
Industrials		
Airlines – 1.7%		
Delta Air Lines, Inc.	117	6,309
Electrical Components & Equipment – 2.5%		
Eaton Corp.	120	9,371
Industrial Machinery – 1.8%		
Timken Co. (The)	151	6,960
Total Industrials – 6.0%		22,640
Information Technology		
Semiconductors – 3.6%		
Micron Technology, Inc. (A)	339	10,116
QUALCOMM, Inc.	58	3,214
		13,330
Systems Software – 2.0%		
Microsoft Corp.	110	7,596
Technology Hardware, Storage & Peripherals – 2.5%		
Western Digital Corp.	107	9,463
Total Information Technology – 8.1%		30,389
Materials		
Diversified Chemicals – 2.9%		
Dow Chemical Co. (The)	175	11,044
Total Materials – 2.9%		11,044

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Specialized REITs – 2.7%		
Uniti Group, Inc.	404	$ 10,149
Total Real Estate – 2.7%		10,149
Utilities		
Electric Utilities – 2.7%		
Duke Energy Corp.	121	10,139
Renewable Electricity – 0.3%		
NextEra Energy Partners L.P.	32	1,184
Total Utilities – 3.0%		11,323
TOTAL COMMON STOCKS – 93.1%		$350,737
(Cost: $320,915)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 7.6%		
General Mills, Inc., 1.320%, 7-5-17	$7,000	6,998
Mattel, Inc., 1.300%, 7-5-17	5,000	4,999
McCormick & Co., Inc., 1.410%, 7-11-17	5,000	4,998
Sonoco Products Co., 1.330%, 7-3-17	2,598	2,598
Virginia Electric and Power Co., 1.310%, 7-6-17	5,000	4,999
Wisconsin Gas LLC, 1.190%, 7-6-17	4,000	3,999
		28,591
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.440%, 7-5-17 (C)	2,404	2,404
TOTAL SHORT-TERM SECURITIES – 8.2%		$ 30,995
(Cost: $30,997)		
TOTAL INVESTMENT SECURITIES – 101.3%		$381,732
(Cost: $351,912)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.3)%		(5,059)
NET ASSETS – 100.0%		$376,673

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following written options were outstanding at June 30, 2017 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Delta Air Lines, Inc.	N/A	Call	1,174	July 2017	$55.00	$ 62	$ (65)
Micron Technology, Inc.	N/A	Call	648	July 2017	30.00	165	(78)
						$227	$(143)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$350,737	$ —	$—
Short-Term Securities	—	30,995	—
Total	$350,737	$30,995	$—
Liabilities			
Written Options	$ 143	$ —	$—

During the period ended June 30, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
ASSETS							
Investments in unaffiliated securities at value+	$ 991	$ 765	$ 971	$ 880	$ 863	$ 16,006	$ 1,796
Investments in affiliated securities at value+	74,346	110,843	880,071	1,050,697	257,405	536,361	84,984
Investments at Value	75,337	111,608	881,042	1,051,577	258,268	552,367	86,780
Cash	2	1	1	1	1	—	2
Restricted cash	—	—	—	—	—	623	86
Investment securities sold receivable	—	234	28	119	136	121	—
Dividends and interest receivable	1	4	11	5	5	14	2
Capital shares sold receivable	4	—*	246	—*	—*	3	118
Variation margin receivable	—	—	—	—	—	6	1
Prepaid and other assets	—*	—*	1	2	—*	1	2
Total Assets	75,344	111,847	881,329	1,051,704	258,410	553,135	86,991
LIABILITIES							
Capital shares redeemed payable	1	33	13	190	136	169	4
Independent Trustees and Chief Compliance Officer fees payable	6	7	48	57	16	7	1
Overdraft due to custodian	—	—	—	—	—	120	—
Shareholder servicing payable	—*	1	7	7	1	3	1
Investment management fee payable	—	—	—	—	—	3	—*
Accounting services fee payable	2	3	12	15	5	8	2
Variation margin payable	—	—	—	—	—	5	1
Other liabilities	4	3	11	17	5	9	5
Total Liabilities	13	47	91	286	163	324	14
Total Net Assets	$ 75,331	$ 111,800	$ 881,238	$ 1,051,418	$ 258,247	$ 552,811	$ 86,977
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 75,069	$ 110,753	$ 850,299	$ 1,005,938	$ 253,069	$ 545,497	$ 87,134
Undistributed net investment income	1,285	1,113	11,159	17,340	3,006	6,219	1,252
Accumulated net realized gain	2,849	2,881	27,642	35,987	7,720	15,493	2,541
Net unrealized depreciation	(3,872)	(2,947)	(7,862)	(7,847)	(5,548)	(14,398)	(3,950)
Total Net Assets	$ 75,331	$ 111,800	$ 881,238	$ 1,051,418	$ 258,247	$ 552,811	$ 86,977
CAPITAL SHARES OUTSTANDING:							
Class II	15,866	22,738	174,226	202,304	51,392	101,677	16,471
NET ASSET VALUE PER SHARE:							
Class II	$ 4.75	$ 4.92	$ 5.06	$ 5.20	$ 5.03	$ 5.44	$ 5.28
+COST							
Investments in unaffiliated securities at cost	$ 991	$ 765	$ 971	$ 880	$ 863	$ 16,006	$ 1,796
Investments in affiliated securities at cost	78,218	113,790	887,933	1,058,544	262,953	550,783	88,935

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Pathfinder Moderately Conservative - Managed Volatility	Advantus Real Estate Securities[1]	Asset Strategy[2]	Balanced	Bond	Core Equity	Dividend Opportunities
ASSETS							
Investments in unaffiliated securities at value+	$ 1,851	$ 45,762	$865,508	$ 362,817	$ 429,919	$420,405	$ 516,407
Investments in affiliated securities at value+	68,618	—	—	—	—	—	—
Bullion at value+	—	—	43,686	—	—	—	—
Investments at Value	70,469	45,762	909,194	362,817	429,919	420,405	516,407
Cash	1	1	459	1	1	1	1
Cash denominated in foreign currencies at value+	—	—	829	—	—	—	—
Restricted cash	108	—	—	—	—	—	—
Investment securities sold receivable	—	63	11,464	406	1,000	10,439	1,449
Dividends and interest receivable	3	133	1,359	948	3,655	183	724
Capital shares sold receivable	—	1	67	1	4	—*	—*
Receivable from affiliates	—	—	—	—	—	173	—
Variation margin receivable	1	—	—	—	—	—	—
Prepaid and other assets	—*	—*	2	1	1	1	—*
Total Assets	70,582	45,960	923,374	364,174	434,580	431,202	518,581
LIABILITIES							
Investment securities purchased payable	—	—	—	2,973	3,016	8,274	—
Capital shares redeemed payable	6	25	478	205	170	150	107
Independent Trustees and Chief Compliance Officer fees payable	1	5	146	82	78	167	32
Distribution and service fees payable	—	—*	6	3	3	3	4
Shareholder servicing payable	—*	—*	5	1	1	2	3
Investment management fee payable	1	1	18	7	6	8	10
Accounting services fee payable	2	3	19	10	11	10	11
Unrealized depreciation on swap agreements	—	—	116	—	—	—	—
Variation margin payable	1	—	—	—	—	—	—
Other liabilities	2	4	43	14	17	13	11
Total Liabilities	13	38	831	3,295	3,302	8,627	178
Total Net Assets	$70,569	$45,922	$922,543	$360,879	$ 431,278	$422,575	$518,403
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 70,116	$ 43,187	$ 940,182	$ 326,091	$ 420,215	$ 365,547	$422,323
Undistributed net investment income	689	583	21,688	1,002	4,564	894	3,787
Accumulated net realized gain (loss)	1,915	1,548	(84,877)	14,394	732	15,134	15,690
Net unrealized appreciation (depreciation)	(2,151)	604	45,550	19,392	5,767	41,000	76,603
Total Net Assets	$70,569	$45,922	$922,543	$360,879	$ 431,278	$422,575	$518,403
CAPITAL SHARES OUTSTANDING:							
Class I	N/A	N/A	29	N/A	N/A	N/A	N/A
Class II	13,400	6,146	106,390	47,762	81,542	39,045	65,685
NET ASSET VALUE PER SHARE:							
Class I	N/A	N/A	$ 8.67	N/A	N/A	N/A	N/A
Class II	$ 5.27	$ 7.47	$ 8.67	$ 7.56	$ 5.29	$ 10.82	$ 7.89
+COST							
Investments in unaffiliated securities at cost	$ 1,851	$ 45,158	$ 819,808	$ 343,425	$ 424,152	$ 379,405	$439,804
Investments in affiliated securities at cost	70,773	—	—	—	—	—	—
Bullion at cost	—	—	43,741	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	819	—	—	—	—

*Not shown due to rounding.

(1)Effective April 28, 2017, the Portfolio's name changed from Real Estate Securities to Advantus Real Estate Securities.

(2)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Energy	Global Bond	Global Growth	Government Money Market	Growth	High Income	International Core Equity
ASSETS							
Investments in unaffiliated securities at value+	$149,380	$22,986	$418,225	$393,381	$853,558	$1,012,430	$785,067
Investments in affiliated securities at value+	—	—	—	—	—	1,192	—
Investments at Value	149,380	22,986	418,225	393,381	853,558	1,013,622	785,067
Cash	1	1	1	1	1	68	1
Cash denominated in foreign currencies at value+	—	—	1,226	—	—	—	2,884
Restricted cash	—	—	—	—	—	—	19
Investment securities sold receivable	—	1	8,683	—	—	4,911	629
Dividends and interest receivable	81	238	670	589	420	15,191	2,213
Capital shares sold receivable	124	1	—*	156	17	213	72
Receivable from affiliates	—	—	105	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	—	683
Prepaid and other assets	—*	—*	1	7	1	2	1
Total Assets	149,586	23,227	428,911	394,134	853,997	1,034,007	791,569
LIABILITIES							
Investment securities purchased payable	—	151	5,212	—	—	18,034	1,554
Capital shares redeemed payable	38	17	66	205	270	3,331	419
Distributions payable	—	—	—	18	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	7	1	60	40	242	62	74
Distribution and service fees payable	1	—*	3	—	6	6	5
Shareholder servicing payable	1	—*	2	3	5	4	3
Investment management fee payable	3	—	10	4	16	17	18
Accounting services fee payable	5	1	10	10	18	19	17
Unrealized depreciation on forward foreign currency contracts	—	4	—	—	—	131	—
Other liabilities	8	3	12	—	17	15	79
Total Liabilities	63	177	5,375	280	574	21,619	2,169
Total Net Assets	$149,523	$23,050	$423,536	$393,854	$853,423	$1,012,388	$789,400
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$184,304	$23,998	$354,234	$393,853	$596,467	$1,048,862	$713,141
Undistributed (distributions in excess of) net investment income	(321)	320	1,994	—	(33)	28,577	8,531
Accumulated net realized gain (loss)	(18,808)	(1,056)	14,493	1	55,470	(49,855)	8,963
Net unrealized appreciation (depreciation)	(15,652)	(212)	52,815	—	201,519	(15,196)	58,765
Total Net Assets	$149,523	$23,050	$423,536	$393,854	$853,423	$1,012,388	$789,400
CAPITAL SHARES OUTSTANDING:							
Class I	43	N/A	N/A	N/A	N/A	25,358	N/A
Class II	28,938	4,744	47,526	393,856	80,733	259,137	45,762
NET ASSET VALUE PER SHARE:							
Class I	$5.16	N/A	N/A	N/A	N/A	$3.56	N/A
Class II	$5.16	$4.86	$8.91	$1.00	$10.57	$3.56	$17.25
+COST							
Investments in unaffiliated securities at cost	$165,032	$23,194	$365,420	$393,381	$652,039	$1,027,546	$727,052
Investments in affiliated securities at cost	—	—	—	—	—	1,142	—
Cash denominated in foreign currencies at cost	—	—	1,219	—	—	—	2,858

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Natural Resources[1]	Science and Technology	Small Cap Core[2]	Small Cap Growth
ASSETS							
Investments in unaffiliated securities at value+	$444,576	$72,594	$668,415	$121,931	$578,149	$334,689	$406,833
Investments at Value	444,576	72,594	668,415	121,931	578,149	334,689	406,833
Cash	1	2	1	1	1	1	2
Investment securities sold receivable	—	—	5,895	—	1,384	4,014	1,451
Dividends and interest receivable	2,907	4	264	124	338	410	86
Capital shares sold receivable	—*	1	123	259	345	7	81
Receivable from affiliates	—	—	274	—	—	—	60
Unrealized appreciation on swap agreements	—	—	—	—	—	—	1,168
Prepaid and other assets	—*	—*	1	—*	1	—*	—*
Total Assets	447,484	72,601	674,973	122,315	580,218	339,121	409,681
LIABILITIES							
Investment securities purchased payable	20,906	181	5,811	27	—	5,121	2,624
Capital shares redeemed payable	92	13	292	124	329	108	81
Independent Trustees and Chief Compliance Officer fees payable	17	7	25	17	77	30	100
Distribution and service fees payable	3	—*	4	1	4	2	3
Shareholder servicing payable	2	—*	3	1	3	2	2
Investment management fee payable	6	2	15	3	13	8	10
Accounting services fee payable	11	4	14	5	13	8	10
Unrealized depreciation on forward foreign currency contracts	—	—	—	387	—	—	—
Written options at value+	—	—	—	—	29	—	—
Other liabilities	69	2	14	6	15	11	11
Total Liabilities	21,106	209	6,178	571	483	5,290	2,841
Total Net Assets	$426,378	$72,392	$668,795	$121,744	$579,735	$333,831	$406,840
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$425,968	$57,124	$556,374	$178,684	$355,447	$270,648	$303,601
Undistributed (distributions in excess of) net investment income	3,015	(329)	(1,605)	15	(1,228)	1,517	(1,071)
Accumulated net realized gain (loss)	(3,466)	(1,637)	3,088	(44,286)	8,887	29,278	37,309
Net unrealized appreciation (depreciation)	861	17,234	110,938	(12,669)	216,629	32,388	67,001
Total Net Assets	$426,378	$72,392	$668,795	$121,744	$579,735	$333,831	$406,840
CAPITAL SHARES OUTSTANDING:							
Class I	N/A	12	13,329	N/A	10	N/A	N/A
Class II	87,576	3,268	51,473	30,025	23,551	19,752	38,281
NET ASSET VALUE PER SHARE:							
Class I	N/A	$22.08	$10.32	N/A	$24.62	N/A	N/A
Class II	$4.87	$22.07	$10.32	$4.05	$24.61	$16.90	$10.63
+COST							
Investments in unaffiliated securities at cost	$443,715	$55,360	$557,477	$134,213	$361,624	$302,301	$341,006
Written options premiums received at cost	—	—	—	—	133	—	—

*Not shown due to rounding.

[1]Effective April 28, 2017, the Portfolio's name changed from Global Natural Resources to Natural Resources.

[2]Effective April 28, 2017, the Portfolio's name changed from Small Cap Value to Small Cap Core.

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF JUNE 30, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Value
ASSETS	
Investments in unaffiliated securities at value+	$ 381,732
Investments at Value	381,732
Cash	1
Investment securities sold receivable	157
Dividends and interest receivable	671
Capital shares sold receivable	4
Prepaid and other assets	—*
Total Assets	382,565
LIABILITIES	
Investment securities purchased payable	5,505
Capital shares redeemed payable	163
Independent Trustees and Chief Compliance Officer fees payable	52
Distribution and service fees payable	3
Shareholder servicing payable	2
Investment management fee payable	7
Accounting services fee payable	10
Written options at value+	143
Other liabilities	7
Total Liabilities	5,892
Total Net Assets	$ 376,673
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$ 327,691
Undistributed net investment income	2,373
Accumulated net realized gain	16,705
Net unrealized appreciation	29,904
Total Net Assets	$ 376,673
CAPITAL SHARES OUTSTANDING:	
Class II	61,878
NET ASSET VALUE PER SHARE:	
Class II	$ 6.09
+COST	
Investments in unaffiliated securities at cost	$ 351,912
Written options premiums received at cost	227

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate - Managed Volatility	Pathfinder Moderately Aggressive - Managed Volatility
INVESTMENT INCOME							
Dividends from affiliated securities	$ 1,322	$ 1,158	$ 11,354	$ 17,592	$ 3,083	$ 6,799	$ 1,388
Interest and amortization from unaffiliated securities	5	4	3	2	4	84	13
Total Investment Income	1,327	1,162	11,357	17,594	3,087	6,883	1,401
EXPENSES							
Investment management fee	—	—	—	—	—	527	83
Shareholder servicing:							
Class II	1	1	7	8	2	3	1
Custodian fees	1	1	1	2	1	2	1
Independent Trustees and Chief Compliance Officer fees	3	4	29	35	9	15	2
Accounting services fee	13	18	74	87	29	47	13
Professional fees	13	13	22	26	16	20	14
Other	4	5	19	29	6	15	12
Total Expenses	35	42	152	187	63	629	126
Net Investment Income	1,292	1,120	11,205	17,407	3,024	6,254	1,275
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in affiliated securities	639	669	6,481	9,286	1,998	3,767	557
Distributions of realized capital gains from affiliated securities	2,218	2,223	21,208	26,743	5,744	12,700	2,110
Futures contracts	—	—	—	—	—	(1,156)	(145)
Net change in unrealized appreciation (depreciation) on:							
Investments in affiliated securities	3,244	1,932	24,785	32,494	5,856	14,245	2,515
Futures contracts	—	—	—	—	—	208	23
Net Realized and Unrealized Gain	6,101	4,824	52,474	68,523	13,598	29,764	5,060
Net Increase in Net Assets Resulting from Operations	$7,393	$5,944	$63,679	$85,930	$16,622	$36,018	$6,335

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

(In thousands)	Pathfinder Moderately Conservative - Managed Volatility	Advantus Real Estate Securities[1]	Asset Strategy[2]	Balanced	Bond	Core Equity	Dividend Opportunities
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 757	$ 5,161	$ 2,435	$ 67	$ 3,078	$ 6,868
Dividends from affiliated securities	805	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	(245)	(53)	—	(28)	(102)
Interest and amortization from unaffiliated securities	8	3	—	2,113	6,226	29	94
Foreign interest withholding tax	—	—	—	—	(4)	—	—
Total Investment Income	813	760	4,916	4,495	6,289	3,079	6,860
EXPENSES							
Investment management fee	68	209	3,284	1,265	999	1,486	1,794
Distribution and service fees:							
Class II	—	58	1,173	452	526	531	640
Shareholder servicing:							
Class I	N/A	N/A	—*	N/A	N/A	N/A	N/A
Class II	1	—*	5	1	2	2	3
Custodian fees	1	4	55	4	5	6	6
Independent Trustees and Chief Compliance Officer fees	2	2	41	18	18	28	18
Accounting services fee	12	14	109	59	61	63	67
Professional fees	15	22	86	24	27	21	22
Other	3	5	68	7	14	8	13
Total Expenses	102	314	4,821	1,830	1,652	2,145	2,563
Less:							
Expenses in excess of limit	—	(21)	—	—	—	(118)	—
Total Net Expenses	102	293	4,821	1,830	1,652	2,027	2,563
Net Investment Income	711	467	95	2,665	4,637	1,052	4,297
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	1,702	(29,516)	12,890	756	15,461	14,911
Investments in affiliated securities	592	—	—	—	—	—	—
Distributions of realized capital gains from affiliated securities	1,499	—	—	—	—	—	—
Futures contracts	(208)	—	—	—	—	—	—
Swap agreements	—	—	3,177	—	—	—	—
Forward foreign currency contracts	—	—	(282)	—	—	—	—
Foreign currency exchange transactions	—	—	29	—	—	—	2
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	(738)	102,146	5,048	6,183	9,545	12,251
Investments in affiliated securities	1,401	—	—	—	—	—	—
Futures contracts	37	—	—	—	—	—	—
Swap agreements	—	—	(197)	—	—	—	—
Forward foreign currency contracts	—	—	(168)	—	—	—	—
Foreign currency exchange transactions	—	—	105	—	—	—	—
Net Realized and Unrealized Gain	3,321	964	75,294	17,938	6,939	25,006	27,164
Net Increase in Net Assets Resulting from Operations	$4,032	$1,431	$75,389	$20,603	$11,576	$26,058	$31,461

*Not shown due to rounding.

[1]Effective April 28, 2017, the Portfolio's name changed from Real Estate Securities to Advantus Real Estate Securities.

[2]Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

(In thousands)	Energy	Global Bond	Global Growth	Government Money Market	Growth	High Income	International Core Equity
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 646	$ 22	$ 4,778	$ —	$ 4,530	$ —	$ 14,878
Foreign dividend withholding tax	(15)	—*	(387)	—	(5)	—	(1,524)
Interest and amortization from unaffiliated securities	11	371	62	1,635	26	33,449	89
Foreign interest withholding tax	—	—	—	—	—	—	—*
Total Investment Income	642	393	4,453	1,635	4,551	33,449	13,443
EXPENSES							
Investment management fee	750	—	1,803	776	3,058	2,834	3,261
Distribution and service fees:							
Class II	221	28	530	—	1,092	1,128	959
Shareholder servicing:							
Class I	—*	N/A	N/A	N/A	N/A	—*	N/A
Class II	1	—*	3	2	5	5	4
Custodian fees	8	6	19	3	7	5	47
Independent Trustees and Chief Compliance Officer fees	6	1	17	16	46	31	27
Accounting services fee	35	7	63	61	105	108	99
Professional fees	19	22	25	19	25	43	30
Other	18	5	22	4	13	24	42
Total Expenses	1,058	69	2,482	881	4,351	4,178	4,469
Less:							
Expenses in excess of limit	—	—	(83)	—	—	—	—
Reimbursement	—	—	—	(51)	—	—	—
Total Net Expenses	1,058	69	2,399	830	4,351	4,178	4,469
Net Investment Income (Loss)	(416)	324	2,054	805	200	29,271	8,974
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	2,906	(54)	14,959	1	55,603	364	19,761
Forward foreign currency contracts	—	(2)	—	—	—	(167)	(227)
Foreign currency exchange transactions	—*	1	—*	—	—	—*	53
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(49,085)	215	32,838	—	51,681	9,697	74,217
Investments in affiliated securities	—	—	—	—	—	50	—
Forward foreign currency contracts	—	(5)	—	—	—	(121)	(5)
Foreign currency exchange transactions	—	(1)	50	—	—	2	89
Net Realized and Unrealized Gain (Loss)	(46,179)	154	47,847	1	107,284	9,825	93,888
Net Increase (Decrease) in Net Assets Resulting from Operations	$(46,595)	$478	$49,901	$ 806	$107,484	$39,096	$102,862

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

(In thousands)	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Natural Resources[1]
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ —	$ 78	$ 1,827	$ 991
Foreign dividend withholding tax	—	—	—	(20)
Interest and amortization from unaffiliated securities	4,619	26	51	14
Total Investment Income	4,619	104	1,878	985
EXPENSES				
Investment management fee	980	302	2,719	665
Distribution and service fees:				
Class II	490	79	744	166
Shareholder servicing:				
Class I	N/A	—*	—*	N/A
Class II	2	1	4	2
Custodian fees	5	2	7	8
Independent Trustees and Chief Compliance Officer fees	13	2	20	5
Accounting services fee	61	21	81	31
Professional fees	26	15	22	24
Other	6	4	25	15
Total Expenses	1,583	426	3,622	916
Less:				
Expenses in excess of limit	—	—	(159)	—
Total Net Expenses	1,583	426	3,463	916
Net Investment Income (Loss)	3,036	(322)	(1,585)	69
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	(219)	(1,530)	3,295	3,644
Written options	—	—	113	—
Forward foreign currency contracts	—	—	—	(199)
Foreign currency exchange transactions	—	—	1	4
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	1,714	6,224	75,540	(16,454)
Forward foreign currency contracts	—	—	—	(436)
Foreign currency exchange transactions	—	—	—	—*
Net Realized and Unrealized Gain (Loss)	1,495	4,694	78,949	(13,441)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 4,531	$4,372	$77,364	$(13,372)

*Not shown due to rounding.

(1)Effective April 28, 2017, the Portfolio's name changed from Global Natural Resources to Natural Resources.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (UNAUDITED)

(In thousands)	Science and Technology	Small Cap Core[1]	Small Cap Growth	Value
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 1,768	$ 3,115	$ 855	$ 4,412
Foreign dividend withholding tax	(26)	(3)	(3)	(93)
Interest and amortization from unaffiliated securities	214	23	177	45
Total Investment Income	1,956	3,135	1,029	4,364
EXPENSES				
Investment management fee	2,325	1,440	1,841	1,272
Distribution and service fees:				
Class II	684	423	541	454
Shareholder servicing:				
Class I	—*	N/A	N/A	N/A
Class II	4	2	3	2
Custodian fees	10	11	8	5
Independent Trustees and Chief Compliance Officer fees	22	12	21	15
Accounting services fee	71	52	63	55
Professional fees	25	21	21	25
Other	27	4	17	2
Total Expenses	3,168	1,965	2,515	1,830
Less:				
Expenses in excess of limit	—	—	(43)	—
Total Net Expenses	3,169	1,965	2,472	1,830
Net Investment Income (Loss)	(1,212)	1,170	(1,443)	2,534
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	9,226	30,616	36,966	16,287
Written options	159	—	(105)	14
Swap agreements	—	—	901	—
Foreign currency exchange transactions	(2)	—	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	72,891	(15,419)	13,264	3,851
Written options	104	—	—	16
Swap agreements	—	—	2,114	—
Foreign currency exchange transactions	—*	—	—	—
Net Realized and Unrealized Gain	82,378	15,197	53,140	20,168
Net Increase in Net Assets Resulting from Operations	$ 81,166	$16,367	$ 51,697	$22,702

*Not shown due to rounding.

(1)Effective April 28, 2017, the Portfolio's name changed from Small Cap Value to Small Cap Core.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,292	$ 684	$ 1,120	$ 813	$ 11,205	$ 6,747
Net realized gain on investments	2,857	5,307	2,892	4,584	27,689	47,731
Net change in unrealized appreciation (depreciation)	3,244	(2,662)	1,932	(2,240)	24,785	(23,999)
Net Increase in Net Assets Resulting from Operations	7,393	3,329	5,944	3,157	63,679	30,479
Distributions to Shareholders From:						
Net investment income:						
Class II	(687)	(1,183)	(813)	(1,313)	(6,745)	(11,308)
Net realized gains:						
Class II	(5,307)	(7,759)	(4,589)	(7,061)	(47,759)	(68,309)
Total Distributions to Shareholders	(5,994)	(8,942)	(5,402)	(8,374)	(54,504)	(79,617)
Capital Share Transactions	(724)	(4,867)	(3,001)	2,049	11,592	17,015
Net Increase (Decrease) in Net Assets	675	(10,480)	(2,459)	(3,168)	20,767	(32,123)
Net Assets, Beginning of Period	74,656	85,136	114,259	117,427	860,471	892,594
Net Assets, End of Period	$ 75,331	$ 74,656	$ 111,800	$ 114,259	$881,238	$ 860,471
Undistributed net investment income	$ 1,285	$ 680	$ 1,113	$ 806	$ 11,159	$ 6,699

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Pathfinder Moderate - Managed Volatility	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 17,407	$ 8,678	$ 3,024	$ 2,098	$ 6,254	$ 2,502
Net realized gain on investments	36,029	62,724	7,742	12,174	15,311	15,131
Net change in unrealized appreciation (depreciation)	32,494	(26,765)	5,856	(6,375)	14,453	(6,456)
Net Increase in Net Assets Resulting from Operations	85,930	44,637	16,622	7,897	36,018	11,177
Distributions to Shareholders From:						
Net investment income:						
Class II	(8,700)	(16,506)	(2,102)	(3,418)	(2,508)	(2,612)
Net realized gains:						
Class II	(62,750)	(90,370)	(12,185)	(19,162)	(14,751)	(15,290)
Total Distributions to Shareholders	(71,450)	(106,876)	(14,287)	(22,580)	(17,259)	(17,902)
Capital Share Transactions	17,069	27,683	(5,138)	4,041	22,695	122,582
Net Increase (Decrease) in Net Assets	31,549	(34,556)	(2,803)	(10,642)	41,454	115,857
Net Assets, Beginning of Period	1,019,869	1,054,425	261,050	271,692	511,357	395,500
Net Assets, End of Period	$ 1,051,418	$1,019,869	$258,247	$261,050	$552,811	$ 511,357
Undistributed net investment income	$ 17,340	$ 8,633	$ 3,006	$ 2,084	$ 6,219	$ 2,473

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Aggressive - Managed Volatility		Pathfinder Moderately Conservative - Managed Volatility		Advantus Real Estate Securities[1]	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,275	$ 389	$ 711	$ 300	$ 467	$ 607
Net realized gain on investments	2,522	2,521	1,883	1,538	1,702	5,605
Net change in unrealized appreciation (depreciation)	2,538	(1,038)	1,438	(876)	(738)	(4,351)
Net Increase in Net Assets Resulting from Operations	6,335	1,872	4,032	962	1,431	1,861
Distributions to Shareholders From:						
Net investment income:						
Class II	(388)	(624)	(298)	(322)	(601)	(516)
Net realized gains:						
Class II	(2,464)	(3,420)	(1,471)	(1,837)	(5,614)	(4,360)
Total Distributions to Shareholders	(2,852)	(4,044)	(1,769)	(2,159)	(6,215)	(4,876)
Capital Share Transactions	5,944	12,862	1,188	14,530	1,888	4,399
Net Increase (Decrease) in Net Assets	9,427	10,690	3,451	13,333	(2,896)	1,384
Net Assets, Beginning of Period	77,550	66,860	67,118	53,785	48,818	47,434
Net Assets, End of Period	$ 86,977	$ 77,550	$ 70,569	$ 67,118	$ 45,922	$ 48,818
Undistributed net investment income	$ 1,252	$ 365	$ 689	$ 276	$ 583	$ 717

(In thousands)	Asset Strategy[2]		Balanced		Bond	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 95	$ 7,634	$ 2,665	$ 5,620	$ 4,637	$ 6,067
Net realized gain (loss) on investments	(26,592)	(7,078)	12,890	10,202	756	3,730
Net change in unrealized appreciation (depreciation)	101,886	(34,070)	5,048	(8,778)	6,183	2,129
Net Increase (Decrease) in Net Assets Resulting from Operations	75,389	(33,514)	20,603	7,044	11,576	11,926
Distributions to Shareholders From:						
Net investment income:						
Class I	(1)	N/A	N/A	N/A	N/A	N/A
Class II	(3,722)	(6,389)	(5,768)	(5,061)	(6,801)	(6,593)
Net realized gains:						
Class I	—	N/A	N/A	N/A	N/A	N/A
Class II	—	—	(10,204)	(54,663)	(2,999)	(742)
Total Distributions to Shareholders	(3,723)	(6,389)	(15,972)	(59,724)	(9,800)	(7,335)
Capital Share Transactions	(102,623)	(274,863)	(4,777)	30,463	13,692	131,419
Net Increase (Decrease) in Net Assets	(30,957)	(314,766)	(146)	(22,217)	15,468	136,010
Net Assets, Beginning of Period	953,500	1,268,266	361,025	383,242	415,810	279,800
Net Assets, End of Period	$922,543	$ 953,500	$360,879	$361,025	$431,278	$ 415,810
Undistributed net investment income	$ 21,688	$ 25,287	$ 1,002	$ 4,105	$ 4,564	$ 6,728

[1]Effective April 28, 2017, the Portfolio's name changed from Real Estate Securities to Advantus Real Estate Securities.

[2]Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Core Equity		Dividend Opportunities		Energy	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,052	$ 1,906	$ 4,297	$ 7,172	$ (416)	$ (400)
Net realized gain (loss) on investments	15,461	17,184	14,913	14,577	2,906	(6,613)
Net change in unrealized appreciation (depreciation)	9,545	(3,912)	12,251	12,700	(49,085)	54,012
Net Increase (Decrease) in Net Assets Resulting from Operations	26,058	15,178	31,461	34,449	(46,595)	46,999
Distributions to Shareholders From:						
Net investment income:						
Class I	N/A	N/A	N/A	N/A	—*	N/A
Class II	(1,910)	(1,938)	(6,575)	(6,264)	(70)	(203)
Net realized gains:						
Class I	N/A	N/A	N/A	N/A	—	N/A
Class II	(17,268)	(51,884)	(16,978)	(28,123)	—	—
Total Distributions to Shareholders	(19,178)	(53,822)	(23,553)	(34,387)	(70)	(203)
Capital Share Transactions	(3,987)	4,387	1,171	(5,250)	91	32,142
Net Increase (Decrease) in Net Assets	2,893	(34,257)	9,079	(5,188)	(46,574)	78,938
Net Assets, Beginning of Period	419,682	453,939	509,324	514,512	196,097	117,159
Net Assets, End of Period	$422,575	$419,682	$518,403	$509,324	$149,523	$196,097
Undistributed (distributions in excess of) net investment income	$ 894	$ 1,752	$ 3,787	$ 6,063	$ (321)	$ 165

(In thousands)	Global Bond		Global Growth		Government Money Market	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 324	$ 687	$ 2,054	$ 402	$ 805	$ 682
Net realized gain (loss) on investments	(55)	(228)	14,959	10,709	1	24
Net change in unrealized appreciation (depreciation)	209	951	32,888	(24,761)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	478	1,410	49,901	(13,650)	806	706
Distributions to Shareholders From:						
Net investment income:						
Class II	(630)	(731)	(213)	(1,039)	(805)	(682)
Net realized gains:						
Class II	N/A	—	(11,360)	(14,220)	(24)	(17)
Total Distributions to Shareholders	(630)	(731)	(11,573)	(15,259)	(829)	(699)
Capital Share Transactions	1,246	1,405	(23,063)	(69,429)	(19,993)	(125,479)
Net Increase (Decrease) in Net Assets	1,094	2,084	15,265	(98,338)	(20,016)	(125,472)
Net Assets, Beginning of Period	21,956	19,872	408,271	506,609	413,870	539,342
Net Assets, End of Period	$ 23,050	$ 21,956	$423,536	$ 408,271	$393,854	$ 413,870
Undistributed net investment income	$ 320	$ 625	$ 1,994	$ 153	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Growth Six months ended 6-30-17 (Unaudited)	Growth Year ended 12-31-16	High Income Six months ended 6-30-17 (Unaudited)	High Income Year ended 12-31-16	International Core Equity Six months ended 6-30-17 (Unaudited)	International Core Equity Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 200	$ 2,224	$ 29,271	$ 54,036	$ 8,974	$ 10,454
Net realized gain (loss) on investments	55,603	79,242	197	(28,876)	19,587	(9,231)
Net change in unrealized appreciation (depreciation)	51,681	(72,102)	9,628	91,565	74,301	6,040
Net Increase in Net Assets Resulting from Operations	107,484	9,364	39,096	116,725	102,862	7,263
Distributions to Shareholders From:						
Net investment income:						
Class I	N/A	N/A	(3,461)	N/A	N/A	N/A
Class II	(2,229)	(205)	(50,714)	(56,542)	(10,927)	(8,905)
Net realized gains:						
Class I	N/A	N/A	—	N/A	N/A	N/A
Class II	(79,351)	(89,838)	—	—	—	(7,190)
Total Distributions to Shareholders	(81,580)	(90,043)	(54,175)	(56,542)	(10,927)	(16,095)
Capital Share Transactions	(7,893)	19,184	182,248	59,537	(38,578)	70,237
Net Increase (Decrease) in Net Assets	18,011	(61,495)	167,169	119,720	53,357	61,405
Net Assets, Beginning of Period	835,412	896,907	845,219	725,499	736,043	674,638
Net Assets, End of Period	$853,423	$835,412	$1,012,388	$845,219	$789,400	$736,043
Undistributed (distributions in excess of) net investment income	$ (33)	$ 1,996	$ 28,577	$ 53,976	$ 8,531	$ 10,431

(In thousands)	Limited-Term Bond Six months ended 6-30-17 (Unaudited)	Limited-Term Bond Year ended 12-31-16	Micro Cap Growth Six months ended 6-30-17 (Unaudited)	Micro Cap Growth Year ended 12-31-16	Mid Cap Growth Six months ended 6-30-17 (Unaudited)	Mid Cap Growth Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,036	$ 5,948	$ (322)	$ (574)	$ (1,585)	$ (538)
Net realized gain (loss) on investments	(219)	1,731	(1,530)	(102)	3,409	19,722
Net change in unrealized appreciation (depreciation)	1,714	(285)	6,224	8,208	75,540	18,184
Net Increase in Net Assets Resulting from Operations	4,531	7,394	4,372	7,532	77,364	37,368
Distributions to Shareholders From:						
Net investment income:						
Class I	N/A	N/A	—	N/A	—	N/A
Class II	(6,273)	(5,755)	—	—	—	—
Net realized gains:						
Class I	N/A	N/A	—	N/A	(3,997)	N/A
Class II	—	—	—	(6,098)	(15,653)	(32,997)
Total Distributions to Shareholders	(6,273)	(5,755)	—	(6,098)	(19,650)	(32,997)
Capital Share Transactions	33,353	8,372	5,044	2,645	(4,362)	24,626
Net Increase in Net Assets	31,611	10,011	9,416	4,079	53,352	28,997
Net Assets, Beginning of Period	394,767	384,756	62,976	58,897	615,443	586,446
Net Assets, End of Period	$426,378	$394,767	$ 72,392	$ 62,976	$668,795	$615,443
Undistributed (distributions in excess of) net investment income	$ 3,015	$ 6,252	$ (329)	$ (7)	$ (1,605)	$ (21)

See Accompanying Notes to Financial Statements.

(In thousands)	Natural Resources[1]		Science and Technology		Small Cap Core[2]	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 69	$ 255	$ (1,212)	$ (2,736)	$ 1,170	$ 261
Net realized gain (loss) on investments	3,449	(9,426)	9,383	27,854	30,616	38,909
Net change in unrealized appreciation (depreciation)	(16,890)	36,762	72,995	(21,271)	(15,419)	46,578
Net Increase (Decrease) in Net Assets Resulting from Operations	(13,372)	27,591	81,166	3,847	16,367	85,748
Distributions to Shareholders From:						
Net investment income:						
Class I	N/A	N/A	—	N/A	N/A	N/A
Class II	(179)	(875)	—	—	N/A	(1,333)
Net realized gains:						
Class I	N/A	N/A	(13)	N/A	N/A	N/A
Class II	N/A	—	(28,274)	(20,982)	(39,265)	(28,403)
Total Distributions to Shareholders	(179)	(875)	28,287	(20,982)	(39,265)	(29,736)
Capital Share Transactions	(8,894)	3,534	12,396	(50,693)	8,397	(25,336)
Net Increase (Decrease) in Net Assets	(22,445)	30,250	65,275	(67,828)	(14,501)	30,675
Net Assets, Beginning of Period	144,189	113,939	514,460	582,288	348,332	317,656
Net Assets, End of Period	$ 121,744	$ 144,189	$579,735	$ 514,460	$ 333,831	$348,332
Undistributed (distributions in excess of) net investment income	$ 15	$ 121	$ (1,228)	$ (14)	$ 1,517	$ 347

(In thousands)	Small Cap Growth		Value	
	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16	Six months ended 6-30-17 (Unaudited)	Year ended 12-31-16
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (1,443)	$ (3,274)	$ 2,534	$ 5,135
Net realized gain on investments	37,762	10,188	16,301	6,886
Net change in unrealized appreciation	15,378	6,843	3,867	28,308
Net Increase in Net Assets Resulting from Operations	51,697	13,757	22,702	40,329
Distributions to Shareholders From:				
Net investment income:				
Class II	N/A	—	(4,974)	(4,581)
Net realized gains:				
Class II	(10,680)	(45,145)	(6,746)	(44,339)
Total Distributions to Shareholders	(10,680)	(45,145)	(11,720)	(48,920)
Capital Share Transactions	(60,025)	27,620	(13,541)	3,755
Net Increase (Decrease) in Net Assets	(19,008)	(3,768)	(2,559)	(4,836)
Net Assets, Beginning of Period	425,848	429,616	379,232	384,068
Net Assets, End of Period	$406,840	$425,848	$376,673	$379,232
Undistributed (distributions in excess of) net investment income	$ (1,071)	$ 372	$ 2,373	$ 4,813

(1) Effective April 28, 2017, the Portfolio's name changed from Global Natural Resources to Natural Resources.

(2) Effective April 28, 2017, the Portfolio's name changed from Small Cap Value to Small Cap Core.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	$4.68	$ 0.08	$ 0.39	$ 0.47	$(0.05)	$(0.35)	$(0.40)
Year ended 12-31-2016	5.05	0.04	0.15	0.19	(0.07)	(0.49)	(0.56)
Year ended 12-31-2015	5.73	0.07	(0.01)	0.06	(0.16)	(0.58)	(0.74)
Year ended 12-31-2014	5.95	0.16	0.10	0.26	(0.05)	(0.43)	(0.48)
Year ended 12-31-2013	5.04	0.05	1.27	1.32	(0.07)	(0.34)	(0.41)
Year ended 12-31-2012	4.77	0.07	0.48	0.55	(0.05)	(0.23)	(0.28)
Pathfinder Conservative							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	4.90	0.05	0.22	0.27	(0.04)	(0.21)	(0.25)
Year ended 12-31-2016	5.15	0.04	0.09	0.13	(0.06)	(0.32)	(0.38)
Year ended 12-31-2015	5.54	0.06	(0.03)	0.03	(0.06)	(0.36)	(0.42)
Year ended 12-31-2014	5.77	0.06	0.12	0.18	(0.06)	(0.35)	(0.41)
Year ended 12-31-2013	5.33	0.06	0.70	0.76	(0.08)	(0.24)	(0.32)
Year ended 12-31-2012	5.18	0.08	0.27	0.35	(0.05)	(0.15)	(0.20)
Pathfinder Moderate							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	5.02	0.07	0.30	0.37	(0.04)	(0.29)	(0.33)
Year ended 12-31-2016	5.34	0.04	0.13	0.17	(0.07)	(0.42)	(0.49)
Year ended 12-31-2015	5.87	0.07	(0.02)	0.05	(0.10)	(0.48)	(0.58)
Year ended 12-31-2014	6.14	0.10	0.14	0.24	(0.07)	(0.44)	(0.51)
Year ended 12-31-2013	5.33	0.07	1.02	1.09	(0.07)	(0.21)	(0.28)
Year ended 12-31-2012	5.06	0.07	0.40	0.47	(0.05)	(0.15)	(0.20)
Pathfinder Moderately Aggressive							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	5.14	0.09	0.35	0.44	(0.05)	(0.33)	(0.38)
Year ended 12-31-2016	5.50	0.04	0.17	0.21	(0.09)	(0.48)	(0.57)
Year ended 12-31-2015	6.14	0.09	(0.06)	0.03	(0.14)	(0.53)	(0.67)
Year ended 12-31-2014	6.38	0.14	0.14	0.28	(0.07)	(0.45)	(0.52)
Year ended 12-31-2013	5.45	0.07	1.19	1.26	(0.07)	(0.26)	(0.33)
Year ended 12-31-2012	5.09	0.08	0.46	0.54	(0.04)	(0.14)	(0.18)
Pathfinder Moderately Conservative							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	4.99	0.06	0.27	0.33	(0.04)	(0.25)	(0.29)
Year ended 12-31-2016	5.30	0.04	0.10	0.14	(0.07)	(0.38)	(0.45)
Year ended 12-31-2015	5.80	0.07	(0.03)	0.04	(0.09)	(0.45)	(0.54)
Year ended 12-31-2014	6.03	0.08	0.14	0.22	(0.06)	(0.39)	(0.45)
Year ended 12-31-2013	5.41	0.06	0.87	0.93	(0.08)	(0.23)	(0.31)
Year ended 12-31-2012	5.19	0.08	0.34	0.42	(0.05)	(0.15)	(0.20)
Pathfinder Moderate – Managed Volatility							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	5.25	0.06	0.31	0.37	(0.03)	(0.15)	(0.18)
Year ended 12-31-2016	5.37	0.03	0.06	0.09	(0.03)	(0.18)	(0.21)
Year ended 12-31-2015	5.39	0.05	(0.07)	(0.02)	—	—	—
Year ended 12-31-2014	5.37	0.06	0.14	0.20	(0.03)	(0.15)	(0.18)
Year ended 12-31-2013[3]	5.00	(0.01)	0.38	0.37	—	—*	—*
Pathfinder Moderately Aggressive – Managed Volatility							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	5.06	0.08	0.32	0.40	(0.02)	(0.16)	(0.18)
Year ended 12-31-2016	5.25	0.03	0.09	0.12	(0.05)	(0.26)	(0.31)
Year ended 12-31-2015	5.29	0.06	(0.10)	(0.04)	—	—	—
Year ended 12-31-2014	5.41	0.09	0.11	0.20	(0.07)	(0.25)	(0.32)
Year ended 12-31-2013[3]	5.00	(0.02)	0.43	0.41	—	—*	—*
Pathfinder Moderately Conservative – Managed Volatility							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	5.10	0.05	0.25	0.30	(0.02)	(0.11)	(0.13)
Year ended 12-31-2016	5.23	0.02	0.04	0.06	(0.03)	(0.16)	(0.19)
Year ended 12-31-2015	5.27	0.04	(0.07)	(0.03)	—	(0.01)	(0.01)
Year ended 12-31-2014	5.31	0.04	0.11	0.15	(0.03)	(0.16)	(0.19)
Year ended 12-31-2013[3]	5.00	(0.02)	0.33	0.31	—	—*	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) For the period from August 1, 2013 (commencement of operations of the Portfolio) through December 31, 2013.

(4) Annualized.

(5) Ratios of expenses to average net assets excluding offering cost was 0.26%.

(6) Ratios of expenses to average net assets excluding offering cost was 0.29%.

(7) Ratios of expenses to average net assets excluding offering cost was 0.33%.

(8) Ratios of expenses to average net assets excluding offering cost was 0.36%.

(9) Ratios of expenses to average net assets excluding offering cost was 0.35%.

(10) Portfolio turnover is calculated at the portfolio level. Percentage indicated was calculated for the period ended December 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Pathfinder Aggressive **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	$4.75	10.21%	$ 75	0.09%[4]	3.42%[4]	11%
Year ended 12-31-2016	4.68	4.80	75	0.08	0.88	23
Year ended 12-31-2015	5.05	0.34	85	0.07	1.36	13
Year ended 12-31-2014	5.73	4.86	85	0.07	2.73	28
Year ended 12-31-2013	5.95	27.13	86	0.07	0.96	38
Year ended 12-31-2012	5.04	12.18	69	0.08	1.41	38
Pathfinder Conservative **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	4.92	5.34	112	0.07[4]	1.98[4]	13
Year ended 12-31-2016	4.90	2.84	114	0.07	0.71	26
Year ended 12-31-2015	5.15	0.45	117	0.06	1.09	17
Year ended 12-31-2014	5.54	3.39	122	0.06	1.13	30
Year ended 12-31-2013	5.77	14.75	121	0.07	1.15	66
Year ended 12-31-2012	5.33	6.95	107	0.07	1.57	36
Pathfinder Moderate **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	5.06	7.52	881	0.03[4]	2.57[4]	11
Year ended 12-31-2016	5.02	3.65	860	0.03	0.78	19
Year ended 12-31-2015	5.34	0.32	893	0.03	1.22	13
Year ended 12-31-2014	5.87	4.24	928	0.03	1.69	24
Year ended 12-31-2013	6.14	20.83	922	0.03	1.15	39
Year ended 12-31-2012	5.33	9.53	733	0.04	1.43	24
Pathfinder Moderately Aggressive **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	5.20	8.58	1,051	0.04[4]	3.35[4]	11
Year ended 12-31-2016	5.14	4.52	1,020	0.04	0.85	17
Year ended 12-31-2015	5.50	0.06	1,054	0.03	1.50	12
Year ended 12-31-2014	6.14	4.61	1,098	0.03	2.30	23
Year ended 12-31-2013	6.38	23.81	1,089	0.03	1.15	33
Year ended 12-31-2012	5.45	10.82	873	0.04	1.42	25
Pathfinder Moderately Conservative **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	5.03	6.54	258	0.05[4]	2.33[4]	11
Year ended 12-31-2016	4.99	3.10	261	0.05	0.80	16
Year ended 12-31-2015	5.30	0.33	272	0.04	1.20	16
Year ended 12-31-2014	5.80	3.88	291	0.04	1.43	27
Year ended 12-31-2013	6.03	17.71	300	0.05	1.09	46
Year ended 12-31-2012	5.41	8.41	240	0.05	1.57	26
Pathfinder Moderate – Managed Volatility **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	5.44	7.02	553	0.24[4]	2.35[4]	9
Year ended 12-31-2016	5.25	1.81	511	0.24	0.55	14
Year ended 12-31-2015	5.37	-0.43	396	0.24	0.88	7
Year ended 12-31-2014	5.39	3.75	203	0.28[5]	1.06	23
Year ended 12-31-2013[3]	5.37	7.50	34	0.58[4][6]	-0.57[4]	18[10]
Pathfinder Moderately Aggressive – Managed Volatility **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	5.28	8.03	87	0.31[4]	3.09[4]	9
Year ended 12-31-2016	5.06	2.36	78	0.31	0.56	12
Year ended 12-31-2015	5.25	-0.71	67	0.30	1.13	7
Year ended 12-31-2014	5.29	3.91	43	0.41[7]	1.74	32
Year ended 12-31-2013[3]	5.41	8.27	10	1.04[4][8]	-1.03[4]	15[10]
Pathfinder Moderately Conservative – Managed Volatility **Class II Shares**						
Six-month period ended 6-30-2017 (unaudited)	5.27	6.05	71	0.30[4]	2.08[4]	12
Year ended 12-31-2016	5.10	1.21	67	0.30	0.49	11
Year ended 12-31-2015	5.23	-0.52	54	0.30	0.78	9
Year ended 12-31-2014	5.27	3.06	31	0.47[8]	0.76	36
Year ended 12-31-2013[3]	5.31	6.29	10	0.98[4][9]	-0.97[4]	21[10]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Advantus Real Estate Securities							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	$ 8.40	$ 0.08	$ 0.13	$ 0.21	$ (0.11)	$ (1.03)	$ (1.14)
Year ended 12-31-2016	8.98	0.10	0.25	0.35	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	9.59	0.10	0.31	0.41	(0.10)	(0.92)	(1.02)
Year ended 12-31-2014	7.90	0.10	2.20	2.30	(0.09)	(0.52)	(0.61)
Year ended 12-31-2013	7.89	0.08	0.02	0.10	(0.09)	—	(0.09)
Year ended 12-31-2012	6.75	0.08	1.11	1.19	(0.05)	—	(0.05)
Asset Strategy							
Class I Shares							
Period ended 6-30-2017[5]	8.57	0.03	0.10	0.13	(0.03)	—	(0.03)
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	8.04	0.00*	0.66	0.66	(0.03)	—	(0.03)
Year ended 12-31-2016	8.30	0.06	(0.27)	(0.21)	(0.05)	—	(0.05)
Year ended 12-31-2015	10.87	0.08	(0.77)	(0.69)	(0.04)	(1.84)	(1.88)
Year ended 12-31-2014	13.25	0.11	(0.78)	(0.67)	(0.06)	(1.65)	(1.71)
Year ended 12-31-2013	10.73	0.10	2.57	2.67	(0.15)	—	(0.15)
Year ended 12-31-2012	9.11	0.18	1.55	1.73	(0.11)	—	(0.11)
Balanced							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	7.47	0.06	0.37	0.43	(0.12)	(0.22)	(0.34)
Year ended 12-31-2016	8.76	0.11	0.00*	0.11	(0.12)	(1.28)	(1.40)
Year ended 12-31-2015	10.19	0.12	(0.09)	0.03	(0.09)	(1.37)	(1.46)
Year ended 12-31-2014	10.46	0.09	0.64	0.73	(0.10)	(0.90)	(1.00)
Year ended 12-31-2013	9.37	0.10	2.01	2.11	(0.15)	(0.87)	(1.02)
Year ended 12-31-2012	9.01	0.14	0.88	1.02	(0.14)	(0.52)	(0.66)
Bond							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	5.27	0.06	0.08	0.14	(0.08)	(0.04)	(0.12)
Year ended 12-31-2016	5.20	0.12	0.09	0.21	(0.13)	(0.01)	(0.14)
Year ended 12-31-2015	5.34	0.10	(0.09)	0.01	(0.15)	—	(0.15)
Year ended 12-31-2014	5.49	0.13	0.10	0.23	(0.21)	(0.17)	(0.38)
Year ended 12-31-2013	5.90	0.14	(0.26)	(0.12)	(0.20)	(0.09)	(0.29)
Year ended 12-31-2012	5.80	0.15	0.18	0.33	(0.18)	(0.05)	(0.23)
Core Equity							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	10.67	0.03	0.63	0.66	(0.05)	(0.46)	(0.51)
Year ended 12-31-2016	11.75	0.05	0.32	0.37	(0.05)	(1.40)	(1.45)
Year ended 12-31-2015	14.18	0.05	(0.06)	(0.01)	(0.05)	(2.37)	(2.42)
Year ended 12-31-2014	15.13	0.05	1.24	1.29	(0.08)	(2.16)	(2.24)
Year ended 12-31-2013	12.38	0.07	3.88	3.95	(0.07)	(1.13)	(1.20)
Year ended 12-31-2012	11.70	0.07	1.96	2.03	(0.08)	(1.27)	(1.35)
Dividend Opportunities							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	7.79	0.07	0.40	0.47	(0.10)	(0.27)	(0.37)
Year ended 12-31-2016	7.82	0.11	0.40	0.51	(0.10)	(0.44)	(0.54)
Year ended 12-31-2015	9.05	0.09	(0.23)	(0.14)	(0.11)	(0.98)	(1.09)
Year ended 12-31-2014	9.04	0.12	0.71	0.83	(0.10)	(0.72)	(0.82)
Year ended 12-31-2013	7.24	0.10	2.01	2.11	(0.13)	(0.18)	(0.31)
Year ended 12-31-2012	6.47	0.14	0.71	0.85	(0.08)	—	(0.08)
Energy							
Class I Shares							
Period ended 6-30-2017[5]	5.84	0.00*	(0.68)	(0.68)	—*	—	—*
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	6.77	(0.01)	(1.60)	(1.61)	—*	—	—*
Year ended 12-31-2016	5.04	(0.02)	1.76	1.74	(0.01)	—	(0.01)
Year ended 12-31-2015	6.51	0.00*	(1.44)	(1.44)	—*	(0.03)	(0.03)
Year ended 12-31-2014	7.50	(0.01)	(0.73)	(0.74)	—	(0.25)	(0.25)
Year ended 12-31-2013	5.89	(0.02)	1.65	1.63	—	(0.02)	(0.02)
Year ended 12-31-2012	5.81	(0.01)	0.09	0.08	—	—	—

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from April 28, 2017 (commencement of operations of the class) through June 30, 2017.

(6) Portfolio turnover is calculated at the Portfolio level. Percentage indicated was calculated for the period ended June 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Advantus Real Estate Securities								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	$ 7.47	3.05%	$ 46	1.26%[4]	2.01%[4]	1.35%[4]	1.92%[4]	37%
Year ended 12-31-2016	8.39	4.26	49	1.20	1.26	1.29	1.17	79
Year ended 12-31-2015	8.98	4.78	47	1.19	1.10	1.28	1.01	57
Year ended 12-31-2014	9.59	30.17	52	1.21	1.16	1.30	1.07	81
Year ended 12-31-2013	7.90	1.13	40	1.24	1.01	1.33	0.92	43
Year ended 12-31-2012	7.89	17.72	40	1.33	1.03	1.34	1.02	47
Asset Strategy								
Class I Shares								
Period ended 6-30-2017[5]	8.67	1.57	—*	0.78[4]	2.20[4]	—	—	17[6]
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	8.67	8.20	923	1.02	0.02[4]	—	—	17
Year ended 12-31-2016	8.04	-2.57	954	1.01	0.70	1.02	0.69	68
Year ended 12-31-2015	8.30	-8.35	1,268	0.98	0.81	0.99	0.80	70
Year ended 12-31-2014	10.87	-5.26	1,600	0.97	0.94	0.98	0.93	130
Year ended 12-31-2013	13.25	25.13	1,704	0.97	0.82	0.98	0.81	64
Year ended 12-31-2012	10.73	19.18	1,345	1.00	1.83	1.01	1.82	49
Balanced								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	7.56	5.82	361	1.01[4]	1.48[4]	—	—	23
Year ended 12-31-2016	7.47	2.03	361	1.01	1.53	—	—	54
Year ended 12-31-2015	8.76	-0.32	383	1.00	1.28	—	—	44
Year ended 12-31-2014	10.19	7.57	415	1.01	0.90	—	—	43
Year ended 12-31-2013	10.46	23.70	418	1.01	0.99	—	—	38
Year ended 12-31-2012	9.37	11.75	355	1.01	1.55	—	—	43
Bond								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	5.29	2.75	431	0.79[4]	2.21[4]	—	—	41
Year ended 12-31-2016	5.27	4.03	416	0.79	2.17	—	—	84
Year ended 12-31-2015	5.20	0.20	280	0.78	1.87	—	—	59
Year ended 12-31-2014	5.34	4.34	310	0.78	2.43	—	—	28
Year ended 12-31-2013	5.49	-2.09	314	0.78	2.50	—	—	48
Year ended 12-31-2012	5.90	5.78	511	0.78	2.62	—	—	33
Core Equity								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	10.82	6.28	423	0.95[4]	0.50[4]	1.01[4]	0.44[4]	50
Year ended 12-31-2016	10.67	3.74	420	0.95	0.45	1.01	0.39	75
Year ended 12-31-2015	11.75	-0.69	454	0.95	0.38	1.00	0.33	60
Year ended 12-31-2014	14.18	9.68	505	0.95	0.34	1.00	0.29	57
Year ended 12-31-2013	15.13	33.51	500	0.96	0.55	1.01	0.50	70
Year ended 12-31-2012	12.38	18.60	391	0.97	0.60	1.02	0.55	53
Dividend Opportunities								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	7.89	6.28	518	1.00[4]	1.68[4]	—	—	19
Year ended 12-31-2016	7.79	6.95	509	1.01	1.43	—	—	59
Year ended 12-31-2015	7.82	-2.06	515	1.00	1.14	—	—	50
Year ended 12-31-2014	9.05	9.84	511	1.00	1.33	—	—	42
Year ended 12-31-2013	9.04	29.61	484	1.00	1.23	—	—	53
Year ended 12-31-2012	7.24	13.18	386	1.01	1.95	—	—	43
Energy								
Class I Shares								
Period ended 6-30-2017[5]	5.16	-11.52	—*	0.96[4]	-0.15[4]	—	—	12[6]
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	5.16	-23.79	150	1.20[4]	-0.47[4]	—	—	12
Year ended 12-31-2016	6.77	34.55	196	1.19	-0.27	—	—	31
Year ended 12-31-2015	5.04	-22.14	117	1.20	0.08	—	—	34
Year ended 12-31-2014	6.51	-10.56	118	1.18	-0.10	—	—	21
Year ended 12-31-2013	7.50	27.76	99	1.23	-0.24	—	—	33
Year ended 12-31-2012	5.89	1.38	67	1.25	-0.18	—	—	38

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Global Bond							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	$ 4.89	$0.07	$ 0.04	$ 0.11	$ (0.14)	$ —	$ (0.14)
Year ended 12-31-2016	4.74	0.16	0.17	0.33	(0.18)	—	(0.18)
Year ended 12-31-2015	5.05	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 12-31-2014	5.16	0.19	(0.18)	0.01	(0.12)	—	(0.12)
Year ended 12-31-2013	5.07	0.15	(0.06)	0.09	—	—	—
Year ended 12-31-2012	4.90	0.15	0.16	0.31	(0.14)	—*	(0.14)
Global Growth							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	8.14	0.04	0.97	1.01	—*	(0.24)	(0.24)
Year ended 12-31-2016	8.68	0.01	(0.28)	(0.27)	(0.02)	(0.25)	(0.27)
Year ended 12-31-2015	8.84	0.02	0.31	0.33	(0.04)	(0.45)	(0.49)
Year ended 12-31-2014	9.81	0.09	0.01	0.10	(0.21)	(0.86)	(1.07)
Year ended 12-31-2013	8.46	0.09	1.51	1.60	(0.08)	(0.17)	(0.25)
Year ended 12-31-2012	7.86	0.09	1.22	1.31	(0.17)	(0.54)	(0.71)
Government Money Market							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 12-31-2016	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 12-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Growth							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	10.30	0.00*	1.33	1.33	(0.03)	(1.03)	(1.06)
Year ended 12-31-2016	11.42	0.03	0.03	0.06	—*	(1.18)	(1.18)
Year ended 12-31-2015	12.08	0.00*	0.85	0.85	(0.01)	(1.50)	(1.51)
Year ended 12-31-2014	13.33	0.01	1.28	1.29	(0.06)	(2.48)	(2.54)
Year ended 12-31-2013	10.63	0.03	3.65	3.68	(0.05)	(0.93)	(0.98)
Year ended 12-31-2012	10.19	0.05	1.20	1.25	(0.01)	(0.80)	(0.81)
High Income							
Class I Shares							
Period ended 6-30-2017[5]	3.73	0.04	0.00*	0.04	(0.21)	—	(0.21)
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	3.61	0.11	0.05	0.16	(0.21)	—	(0.21)
Year ended 12-31-2016	3.35	0.24	0.28	0.52	(0.26)	—	(0.26)
Year ended 12-31-2015	3.85	0.26	(0.48)	(0.22)	(0.24)	(0.04)	(0.28)
Year ended 12-31-2014	4.00	0.25	(0.17)	0.08	(0.20)	(0.03)	(0.23)
Year ended 12-31-2013	3.80	0.27	0.12	0.39	(0.19)	—	(0.19)
Year ended 12-31-2012	3.42	0.29	0.33	0.62	(0.24)	—	(0.24)
International Core Equity							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	15.30	0.19	2.00	2.19	(0.24)	—	(0.24)
Year ended 12-31-2016	15.53	0.24	(0.11)	0.13	(0.20)	(0.16)	(0.36)
Year ended 12-31-2015	18.00	0.20	(0.06)	0.14	(0.24)	(2.37)	(2.61)
Year ended 12-31-2014	19.75	0.24	0.10	0.34	(0.51)	(1.58)	(2.09)
Year ended 12-31-2013	16.07	0.27	3.70	3.97	(0.29)	—	(0.29)
Year ended 12-31-2012	14.67	0.25	1.64	1.89	(0.36)	(0.13)	(0.49)
Limited-Term Bond							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	4.89	0.04	0.02	0.06	(0.08)	—	(0.08)
Year ended 12-31-2016	4.87	0.08	0.01	0.09	(0.07)	—	(0.07)
Year ended 12-31-2015	4.90	0.06	(0.02)	0.04	(0.07)	—	(0.07)
Year ended 12-31-2014	4.89	0.07	(0.02)	0.05	(0.03)	(0.01)	(0.04)
Year ended 12-31-2013	4.92	0.05	(0.08)	(0.03)	—	—*	—*
Year ended 12-31-2012	5.03	0.07	0.10	0.17	(0.15)	(0.13)	(0.28)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from April 28, 2017 (commencement of operations of the class) through June 30, 2017.

(6) Portfolio turnover is calculated at the Portfolio level. Percentage indicated was calculated for the period ended June 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Global Bond								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	$ 4.86	2.19%	$ 23	0.62%[4]	2.91%[4]	—%	—%	19%
Year ended 12-31-2016	4.89	7.04	22	0.50	3.28	1.13	2.65	18
Year ended 12-31-2015	4.74	-2.65	20	0.51	3.80	1.14	3.17	26
Year ended 12-31-2014	5.05	0.18	19	0.48	3.69	1.11	3.06	37
Year ended 12-31-2013	5.16	1.74	16	0.63	3.00	1.26	2.37	26
Year ended 12-31-2012	5.07	6.41	11	0.67	3.01	1.29	2.39	28
Global Growth								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	8.91	12.46	424	1.13[4]	0.97[4]	1.17[4]	0.93[4]	26
Year ended 12-31-2016	8.14	-3.04	408	1.13	0.09	1.16	0.06	71
Year ended 12-31-2015	8.68	3.39	507	1.14	0.23	1.17	0.20	54
Year ended 12-31-2014	8.84	0.96	431	1.13	0.93	1.16	0.90	65
Year ended 12-31-2013	9.81	19.23	419	1.14	1.06	1.17	1.03	49
Year ended 12-31-2012	8.46	18.05	478	1.15	1.09	1.18	1.06	44
Government Money Market								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	1.00	0.20	394	0.41[4]	0.40[4]	—	—	—
Year ended 12-31-2016	1.00	0.13	414	0.45	0.13	0.46	0.12	—
Year ended 12-31-2015	1.00	0.02	539	0.20	0.02	0.45	-0.23	—
Year ended 12-31-2014	1.00	0.02	512	0.15	0.02	0.45	-0.28	—
Year ended 12-31-2013	1.00	0.02	605	0.19	0.02	0.45	-0.24	—
Year ended 12-31-2012	1.00	0.02	245	0.30	0.02	0.47	-0.15	—
Growth								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	10.57	13.07	853	1.00[4]	0.05[4]	—	—	23
Year ended 12-31-2016	10.30	1.22	835	0.98	0.26	1.00	0.24	53
Year ended 12-31-2015	11.42	7.17	897	0.96	0.03	0.99	0.00	30
Year ended 12-31-2014	12.08	11.81	871	0.96	0.10	0.99	0.07	26
Year ended 12-31-2013	13.33	36.46	1,201	0.96	0.30	0.99	0.27	43
Year ended 12-31-2012	10.63	12.75	992	0.97	0.47	1.00	0.44	47
High Income								
Class I Shares								
Period ended 6-30-2017 [5]	3.56	1.02	90	0.66[4]	6.82[4]	—	—	27[6]
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	3.56	4.36	922	0.91[4]	6.32[4]	—	—	27
Year ended 12-31-2016	3.61	16.19	845	0.89	6.97	0.92	6.94	36
Year ended 12-31-2015	3.35	-6.50	725	0.89	7.01	0.92	6.98	44
Year ended 12-31-2014	3.85	1.90	818	0.88	6.31	0.91	6.28	55
Year ended 12-31-2013	4.00	10.50	689	0.88	6.99	0.93	6.94	84
Year ended 12-31-2012	3.80	18.64	449	0.89	7.86	0.94	7.81	91
International Core Equity								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	17.25	14.32	789	1.16[4]	2.34[4]	—	—	32
Year ended 12-31-2016	15.30	1.08	736	1.17	1.60	—	—	77
Year ended 12-31-2015	15.53	-0.94	675	1.16	1.18	—	—	87
Year ended 12-31-2014	18.00	1.44	656	1.16	1.28	—	—	102
Year ended 12-31-2013	19.75	24.91	672	1.16	1.51	—	—	92
Year ended 12-31-2012	16.07	13.33	622	1.17	1.64	—	—	85
Limited-Term Bond								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	4.87	1.17	426	0.81[4]	1.55[4]	—	—	32
Year ended 12-31-2016	4.89	1.94	395	0.81	1.53	—	—	60
Year ended 12-31-2015	4.87	0.87	385	0.80	1.31	—	—	44
Year ended 12-31-2014	4.90	0.97	474	0.80	1.38	—	—	34
Year ended 12-31-2013	4.89	-0.54	437	0.82	1.14	—	—	25
Year ended 12-31-2012	4.92	3.37	123	0.81	1.33	0.82	1.32	60

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Micro Cap Growth							
Class I Shares							
Period ended 6-30-2017[5]	$ 21.13	$(0.02)	$ 0.97	$ 0.95	$ —	$ —	$ —
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	20.66	(0.11)	1.52	1.41	—	—	—
Year ended 12-31-2016	20.62	(0.19)	2.37	2.18	—	(2.14)	(2.14)
Year ended 12-31-2015	26.73	(0.26)	(1.69)	(1.95)	—	(4.16)	(4.16)
Year ended 12-31-2014	31.78	(0.32)	(0.66)	(0.98)	—	(4.07)	(4.07)
Year ended 12-31-2013	21.13	(0.31)	12.05	11.74	—	(1.09)	(1.09)
Year ended 12-31-2012	20.56	(0.20)	2.57	2.37	—	(1.80)	(1.80)
Mid Cap Growth							
Class I Shares							
Period ended 6-30-2017[5]	10.30	0.00*	0.33	0.33	—	(0.31)	(0.31)
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	9.44	(0.03)	1.22	1.19	—	(0.31)	(0.31)
Year ended 12-31-2016	9.42	(0.01)	0.55	0.54	—	(0.52)	(0.52)
Year ended 12-31-2015	10.84	(0.01)	(0.52)	(0.53)	—	(0.89)	(0.89)
Year ended 12-31-2014	10.72	(0.04)	0.82	0.78	—	(0.66)	(0.66)
Year ended 12-31-2013	8.54	(0.04)	2.54	2.50	—	(0.32)	(0.32)
Year ended 12-31-2012	8.37	(0.02)	1.07	1.05	—	(0.88)	(0.88)
Natural Resources							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	4.50	0.00*	(0.44)	(0.44)	(0.01)	—	(0.01)
Year ended 12-31-2016	3.66	0.01	0.86	0.87	(0.03)	—	(0.03)
Year ended 12-31-2015	4.72	0.02	(1.08)	(1.06)	—*	—	—*
Year ended 12-31-2014	5.43	0.01	(0.72)	(0.71)	—	—	—
Year ended 12-31-2013	5.04	0.00*	0.39	0.39	—	—	—
Year ended 12-31-2012	5.29	(0.01)	0.07	0.06	—	(0.31)	(0.31)
Science and Technology							
Class I Shares							
Period ended 6-30-2017[5]	25.22	0.00*	0.68	0.68	—	(1.28)	(1.28)
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	22.34	(0.05)	3.60	3.55	—	(1.28)	(1.28)
Year ended 12-31-2016	22.96	(0.11)	0.34	0.23	—	(0.85)	(0.85)
Year ended 12-31-2015	25.02	(0.15)	(0.41)	(0.56)	—	(1.50)	(1.50)
Year ended 12-31-2014	26.58	(0.13)	0.74	0.61	—	(2.17)	(2.17)
Year ended 12-31-2013	18.10	(0.11)	9.89	9.78	—	(1.30)	(1.30)
Year ended 12-31-2012	15.25	(0.12)	4.22	4.10	—	(1.25)	(1.25)
Small Cap Core							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	18.34	0.06	0.73	0.79	—	(2.23)	(2.23)
Year ended 12-31-2016	15.66	0.01	4.17	4.18	(0.07)	(1.43)	(1.50)
Year ended 12-31-2015	17.98	0.05	(0.95)	(0.90)	(0.02)	(1.40)	(1.42)
Year ended 12-31-2014	19.90	(0.01)	1.19	1.18	(0.02)	(3.08)	(3.10)
Year ended 12-31-2013	16.04	(0.01)	5.20	5.19	(0.16)	(1.17)	(1.33)
Year ended 12-31-2012	14.57	0.12	2.44	2.56	(0.07)	(1.02)	(1.09)
Small Cap Growth							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	9.69	(0.03)	1.23	1.20	—	(0.26)	(0.26)
Year ended 12-31-2016	10.60	(0.07)	0.23	0.16	—	(1.07)	(1.07)
Year ended 12-31-2015	12.15	(0.09)	0.51	0.42	—	(1.97)	(1.97)
Year ended 12-31-2014	13.76	(0.10)	0.11	0.01	—	(1.62)	(1.62)
Year ended 12-31-2013	9.60	(0.10)	4.26	4.16	—	—	—
Year ended 12-31-2012	9.34	(0.08)	0.57	0.49	—	(0.23)	(0.23)
Value							
Class II Shares							
Six-month period ended 6-30-2017 (unaudited)	5.93	0.04	0.33	0.37	(0.09)	(0.12)	(0.21)
Year ended 12-31-2016	6.15	0.08	0.49	0.57	(0.07)	(0.72)	(0.79)
Year ended 12-31-2015	7.39	0.06	(0.30)	(0.24)	(0.06)	(0.94)	(1.00)
Year ended 12-31-2014	7.82	0.05	0.71	0.76	(0.09)	(1.10)	(1.19)
Year ended 12-31-2013	5.97	0.05	2.03	2.08	(0.05)	(0.18)	(0.23)
Year ended 12-31-2012	5.57	0.07	0.91	0.98	(0.08)	(0.50)	(0.58)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) For the period from April 28, 2017 (commencement of operations of the class) through June 30, 2017.

(6) Portfolio turnover is calculated at the Portfolio level. Percentage indicated was calculated for the period ended June 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Micro Cap Growth								
Class I Shares								
Period ended 6-30-2017[5]	$22.08	4.50%	$ —*	1.10%[4]	-0.53%[4]	—%	—%	13%[6]
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	22.07	6.80	72	1.34[4]	-1.02[4]	—	—	13
Year ended 12-31-2016	20.66	13.29	63	1.34	-1.01	—	—	45
Year ended 12-31-2015	20.62	-9.16	59	1.33	-1.11	—	—	79
Year ended 12-31-2014	26.73	-1.74	72	1.32	-1.16	—	—	51
Year ended 12-31-2013	31.78	57.28	79	1.34	-1.19	—	—	61
Year ended 12-31-2012	21.13	11.84	49	1.35	-0.91	—	—	52
Mid Cap Growth								
Class I Shares								
Period ended 6-30-2017[5]	10.32	3.38	138	0.85[4]	0.19[4]	0.90[4]	0.14[4]	15[6]
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	10.32	12.80	531	1.10[4]	-0.55[4]	1.15[4]	-0.60[4]	15
Year ended 12-31-2016	9.44	6.12	615	1.10	-0.09	1.15	-0.14	33
Year ended 12-31-2015	9.42	-5.78	586	1.10	-0.07	1.15	-0.12	42
Year ended 12-31-2014	10.84	7.87	557	1.10	-0.34	1.15	-0.39	43
Year ended 12-31-2013	10.72	29.94	426	1.10	-0.36	1.16	-0.42	35
Year ended 12-31-2012	8.54	13.56	264	1.12	-0.27	1.17	-0.32	35
Natural Resources								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	4.05	-9.85	122	1.38[4]	0.10[4]	—	—	18
Year ended 12-31-2016	4.50	23.81	144	1.36	0.20	—	—	67
Year ended 12-31-2015	3.66	-22.39	114	1.35	0.54	—	—	34
Year ended 12-31-2014	4.72	-13.04	146	1.33	0.12	—	—	31
Year ended 12-31-2013	5.43	7.80	173	1.35	-0.02	—	—	134
Year ended 12-31-2012	5.04	1.89	180	1.36	-0.13	—	—	102
Science and Technology								
Class I Shares								
Period ended 6-30-2017[5]	24.62	2.90	—*	0.92[4]	0.03[4]	—	—	12[6]
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	24.61	16.10	580	1.16[4]	-0.44[4]	—	—	12
Year ended 12-31-2016	22.34	1.54	514	1.15	-0.52	1.17	-0.54	16
Year ended 12-31-2015	22.96	-2.88	582	1.13	-0.60	1.15	-0.62	25
Year ended 12-31-2014	25.02	2.91	586	1.13	-0.51	1.15	-0.53	29
Year ended 12-31-2013	26.58	56.39	570	1.14	-0.49	1.16	-0.51	51
Year ended 12-31-2012	18.10	27.83	334	1.15	-0.67	1.17	-0.69	44
Small Cap Core								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	16.90	4.94	334	1.16[4]	0.69[4]	—	—	54
Year ended 12-31-2016	18.34	28.88	348	1.16	0.08	—	—	182
Year ended 12-31-2015	15.66	-5.58	318	1.15	0.26	—	—	142
Year ended 12-31-2014	17.98	7.05	354	1.15	-0.10	—	—	81
Year ended 12-31-2013	19.90	33.53	289	1.16	-0.09	—	—	54
Year ended 12-31-2012	16.04	18.63	246	1.17	0.78	—	—	64
Small Cap Growth								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	10.63	12.53	407	1.14[4]	-0.67[4]	1.16[4]	-0.69[4]	32
Year ended 12-31-2016	9.69	2.92	426	1.14	-0.79	1.16	-0.81	107
Year ended 12-31-2015	10.60	1.88	430	1.13	-0.76	1.15	-0.78	102
Year ended 12-31-2014	12.15	1.59	426	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2013	13.76	43.36	560	1.14	-0.84	1.16	-0.86	74
Year ended 12-31-2012	9.60	5.17	448	1.14	-0.80	1.16	-0.82	85
Value								
Class II Shares								
Six-month period ended 6-30-2017 (unaudited)	6.09	6.35	377	1.01[4]	1.39[4]	—	—	24
Year ended 12-31-2016	5.93	11.14	379	1.02	1.38	1.03	1.37	54
Year ended 12-31-2015	6.15	-3.91	384	0.99	0.91	1.00	0.90	74
Year ended 12-31-2014	7.39	10.94	416	1.00	0.72	1.01	0.71	76
Year ended 12-31-2013	7.82	35.34	372	1.00	0.76	1.01	0.75	63
Year ended 12-31-2012	5.97	18.88	308	1.00	1.20	1.02	1.18	67

See Accompanying Notes to Financial Statements.

JUNE 30, 2017 (UNAUDITED)

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust is divided into 29 series (each a "Portfolio"). Effective April 28, 2017, Global Natural Resources, Real Estate Securities and Small Cap Value changed names to Natural Resources, Advantus Real Estate Securities and Small Cap Core, respectively. The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios") and Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility (collectively, the "Managed Volatility Portfolios"), are held separately by the custodian. The assets belonging to each Pathfinder Portfolio and Managed Volatility Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

Each Portfolio offers Class II shares. Asset Strategy, Energy, High Income, Micro Cap Growth, Mid Cap Growth and Science and Technology also offer Class I shares. All classes of shares have identical rights and voting privileges with respect to the Portfolio in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share ("NAV") may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class II shares have a distribution and service plan. Class I shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the

relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of

one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's NAV to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Government Money Market are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Portfolios (with the exception of Government Money Market) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or

unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of June 30, 2017, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Government Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Asset Strategy, Global Bond, High Income, International Core Equity and Natural Resources enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Each Portfolio, other than Government Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument.

Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Mid Cap Growth, Science and Technology, Small Cap Growth and Value purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Each Portfolio, other than Government Money Market and the Pathfinder Portfolios, may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Portfolio are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Asset Strategy and Small Cap Growth enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Portfolio may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Portfolio's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of June 30, 2017:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
High Income Unrealized appreciation on forward foreign currency contracts[1]	$326	$—	$326	$—	$—	$(326)	$ —
International Core Equity Unrealized appreciation on forward foreign currency contracts	$683	$—	$683	$—	$—	$(660)	$23

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Receivable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	
Small Cap Growth							
Unrealized appreciation on swap agreements	$1,168	$—	$1,168	$—	$(1,168)	$—	$—

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Asset Strategy							
Unrealized depreciation on swap agreements	$116	$—	$116	$—	$ —	$—	$116
Global Bond							
Unrealized depreciation on forward foreign currency contracts	$ 4	$—	$ 4	$—	$ —	$—	$ 4
High Income							
Unrealized depreciation on forward foreign currency contracts	$ 131	$—	$ 131	$—	$ —	$—	$131
Natural Resources							
Unrealized depreciation on forward foreign currency contracts(1)	$414	$—	$414	$—	$(337)	$—	$ 77
Science and Technology							
Written options at value	$ 29	$—	$ 29	$—	$ (29)	$—	$ —

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2017:

Portfolio	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Pathfinder Moderate — Managed Volatility	Equity	Unrealized appreciation on futures contracts*	$64	Unrealized depreciation on futures contracts*	$40
Pathfinder Moderately Aggressive — Managed Volatility	Equity	Unrealized appreciation on futures contracts*	8	Unrealized depreciation on futures contracts*	7
Pathfinder Moderately Conservative — Managed Volatility	Equity	Unrealized appreciation on futures contracts*	11	Unrealized depreciation on futures contracts*	7
Asset Strategy	Equity		—	Unrealized depreciation on swap agreements	116

Portfolio	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Global Bond	Foreign currency		$ —	Unrealized depreciation on forward foreign currency contracts	$ 4
High Income	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	131
International Core Equity	Foreign currency	Unrealized appreciation on forward foreign currency contracts	683		—
Natural Resources			—	Unrealized depreciation on forward foreign currency contracts	387
Science and Technology	Equity	Investments in unaffiliated securities at value**	7	Written options at value	29
Small Cap Growth	Equity	Unrealized appreciation on swap agreements	1,168		—
Value	Equity		—	Written options at value	143

* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2017.
** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2017:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate — Managed Volatility	Equity	$ —	$ —	$(1,156)	$ —	$ —	$(1,156)
Pathfinder Moderately Aggressive — Managed Volatility	Equity	—	—	(145)	—	—	(145)
Pathfinder Moderately Conservative — Managed Volatility	Equity	—	—	(208)	—	—	(208)
Asset Strategy	Equity	—	3,177	—	—	—	3,177
	Foreign currency	—	—	—	—	(282)	(282)
Global Bond	Foreign currency	—	—	—	—	(2)	(2)
High Income	Foreign currency	—	—	—	—	(167)	(167)
International Core Equity	Foreign currency	—	—	—	—	(227)	(227)
Mid Cap Growth	Equity	159	—	—	113	—	272
Natural Resources	Foreign currency	—	—	—	—	(199)	(199)
Science and Technology	Equity	(38)	—	—	159	—	121
Small Cap Growth	Equity	(198)	901	—	(105)	—	598
Value	Equity	—	—	—	14	—	14

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2017:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate — Managed Volatility	Equity	$ —	$ —	$208	$ —	$ —	$ 208
Pathfinder Moderately Aggressive — Managed Volatility	Equity	—	—	23	—	—	23
Pathfinder Moderately Conservative — Managed Volatility	Equity	—	—	37	—	—	37
Asset Strategy	Equity	—	(197)	—	—	—	(197)
	Foreign currency	—	—	—	—	(168)	(168)
Global Bond	Foreign currency	—	—	—	—	(5)	(5)
High Income	Foreign currency	—	—	—	—	(121)	(121)
International Core Equity	Foreign currency	—	—	—	—	(5)	(5)
Natural Resources	Foreign currency	—	—	—	—	(436)	(436)
Science and Technology	Equity	(39)	—	—	104	—	65
Small Cap Growth	Equity	—	2,114	—	—	—	2,114
Value	Equity	—	—	—	16	—	16

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended June 30, 2017, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[3]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Pathfinder Moderate — Managed Volatility	$	$—	$14,178	$ —	$ —	$ —
Pathfinder Moderately Aggressive — Managed Volatility	—	—	1,843	—	—	—
Pathfinder Moderately Conservative — Managed Volatility	—	—	2,489	—	—	—
Asset Strategy	12	—	—	17,458	—	—
Global Bond	1	—	—	—	—	—
High Income	23	—	—	—	—	—
International Core Equity	99	—	—	—	—	—
Mid Cap Growth	—	—	—	—	—*	6
Natural Resources	75	—	—	—	—	—
Science and Technology	—	—	—	—	100	58
Small Cap Growth	—	—	—	11,874	—	—
Value	—	—	—	—	—	105

*Not shown due to rounding.
(1)Average value outstanding during the period.
(2)Average notional amount outstanding during the period.
(3)Average absolute value of unrealized appreciation/depreciation during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-16	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-17
Mid Cap Growth						
Number of Contracts	N/A	4,721	(2,162)	(900)	(1,659)	N/A
Premium Received	N/A	$ 207	$ (78)	$ (36)	$ (93)	N/A
Science and Technology						
Number of Contracts	N/A	14,673	(7,869)	—	(5,118)	1,686
Premium Received	N/A	$ 663	$ (413)	$ —	$ (117)	$ 133

Portfolio	Outstanding at 12-31-16	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-17
Small Cap Growth						
Number of Contracts	N/A	1,982	(1,982)	—	—	N/A
Premium Received	N/A	$ 159	$ (159)	$ —	$ —	N/A
Value						
Number of Contracts	2,999	7,031	(3,480)	(519)	(4,209)	1,822
Premium Received	$ 133	$ 561	$ (226)	$ (44)	$ (197)	$ 227

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for Ivy VIP Asset Strategy Portfolio (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Portfolio. The Subsidiary and the Company act as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2017 of the Subsidiary and the Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary/ Company Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$922,543	$44,051	4.77%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	922,543	999	0.11

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Advantus Real Estate Securities	0.900%	0.900%	0.870%	0.870%	0.840%	0.800%
Asset Strategy	0.700	0.700	0.650	0.650	0.600	0.550
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Growth	0.850	0.850	0.830	0.830	0.800	0.760
Government Money Market[1]	0.350	0.350	0.300	0.300	0.300	0.300
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Science and Technology	0.850%	0.850%	0.830%	0.830%	0.800%	0.760%
Small Cap Core	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

(1)Management fee annual rates effective April 28, 2017. Prior to April 28, 2017, Government Money Market paid a management fee at the annual rate of 0.400% on all net assets.

Each Managed Volatility Portfolio pays a management fee to IICO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate — Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive — Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative — Managed Volatility	0.200	0.170	0.150

IICO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Advantus Capital Management Inc. ("Advantus Capital"). Accordingly, Advantus Capital receives a fee based on the average daily net assets of the Managed Volatility Portfolios.

The Pathfinder Portfolios pay no management fees; however, IICO receives management fees from the underlying funds.

IICO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios and Managed Volatility Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Advantus Capital serves as subadvisor to Advantus Real Estate Securities and the Managed Volatility Portfolios. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all applicable costs of the subadvisor.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios and Managed Volatility Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Class II. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Government Money Market, the Pathfinder Portfolios and the Managed Volatility Portfolios, may pay a service fee to W&R for Class II shares in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. Effective October 14, 2016, IICO has voluntarily agreed to reimburse sufficient expenses of Government Money Market to maintain a minimum annualized yield of 0.01%. For the period from January 28, 2010 through October 14, 2016, IICO voluntarily agreed to reimburse sufficient expenses of Government Money Market to maintain a minimum annualized yield of 0.02%. For the period ended June 30, 2017, expenses in the amount of $51 were reimbursed.

Effective May 1, 2012, IICO and/or Ivy Distributors, Inc. ("IDI") have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for Class II shares at 1.10%. For the period ended June 30, 2017, expenses in the amount of $141 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or shareholder servicing fees. Effective April 28, 2017, IICO and/or IDI have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for Class I shares at 0.85%. For the period ended June 30, 2017, expenses in the amount of $18 were reimbursed. This reimbursement serves to reduce shareholder servicing fees.

Effective December 3, 2012, IICO has contractually agreed to reduce the management fee computed and paid by Advantus Real Estate Securities Portfolio each day on NAV by 0.09% on an annualized basis. For the period ended June 30, 2017, expenses in the amount of $21 were reimbursed.

Effective October 1, 2016, IICO and/or IDI have contractually agreed to reimburse sufficient expenses of Core Equity to cap the expenses for the Portfolio at 0.95%. For the period ended June 30, 2017, expenses in the amount of $118 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or shareholder servicing fees.

Effective October 1, 2016, IICO and/or IDI have contractually agreed to reimburse sufficient expenses of Global Growth to cap the expenses for the Portfolio at 1.13%. For the period ended June 30, 2017, expenses in the amount of $83 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or shareholder servicing fees.

Effective October 1, 2016, IICO and/or IDI have contractually agreed to reimburse sufficient expenses of Small Cap Growth to cap the expenses for the Portfolio at 1.14%. For the period ended June 30, 2017, expenses in the amount of $43 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or shareholder servicing fees.

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2017 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. RELATED PARTY TRANSACTIONS

Certain Portfolios are permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Portfolios from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees or common officers, complies with Rule 17a-7 under the Act. Further, as defined under such procedures, each transaction is effected at the current market price. During the period ended June 30, 2017, the Portfolios below engaged in purchases and sales of securities pursuant to Rule 17a-7 under the Act (amounts in thousands):

Portfolio	Purchases	Sales
Bond	$ —	$4,088
High Income	30,367	1,108
International Core Equity	—	3,008
Limited-Term Bond	2,796	—
Small Cap Growth	—	5,356

9. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2017.

10. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2017 follows:

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Pathfinder Aggressive								
Ivy VIP Bond, Class II	713	$ 342	$ 389	$ 13	$ 75	703	$ 3,717	$ 12
Ivy VIP Global Growth, Class II	1,118	339	1,266	235	5	1,014	9,038	856
Ivy VIP Growth, Class II	1,428	1,543	1,977	1,418	38	1,390	14,689	413
Ivy VIP High Income, Class II	N/A	1,882	33	—*	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	813	81	—*	103	709	2,523	(59)
Ivy VIP International Core Equity, Class II	833	455	1,657	146	181	751	12,957	1,410
Ivy VIP Limited-Term Bond, Class II . .	881	457	454	(1)	67	881	4,291	(17)
Ivy VIP Mid Cap Growth, Class II	784	32	880	184	—	N/A	N/A	60
Ivy VIP Mid Cap Growth, Class I	N/A	249	380	303	—	660	6,810	332
Ivy VIP Small Cap Core, Class II	400	944	1,110	207	739	389	6,577	(600)
Ivy VIP Small Cap Growth, Class II . . .	759	246	1,704	251	—	612	6,505	613
Ivy VIP Value, Class II	1,241	736	1,072	101	114	1,189	7,239	224
				$2,857	$1,322		$74,346	$3,244

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Pathfinder Conservative								
Ivy VIP Bond, Class II	1,090	$1,500	$ 619	$ 24	$ 136	1,254	$ 6,634	$ 14
Ivy VIP Dividend Opportunities, Class II	1,888	910	3,291	768	171	1,552	12,245	(71)
Ivy VIP Global Growth, Class II	558	221	760	163	2	493	4,390	381
Ivy VIP Government Money Market, Class II	34,266	1,658	5,325	—	68	30,600	30,600	—
Ivy VIP Growth, Class II	1,419	1,686	2,435	1,488	37	1,343	14,202	329
Ivy VIP High Income, Class II	N/A	1,701	31	—*	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	1,091	67	—*	93	742	2,641	(53)
Ivy VIP International Core Equity, Class II	393	437	876	72	84	362	6,240	659
Ivy VIP Limited-Term Bond, Class II	3,688	4,088	1,776	8	277	4,161	20,261	(84)
Ivy VIP Mid Cap Growth, Class II	360	36	294	15	—	N/A	N/A	304
Ivy VIP Mid Cap Growth, Class I	N/A	141	232	116	—	323	3,331	(18)
Ivy VIP Small Cap Core, Class II	122	930	208	52	234	165	2,795	(173)
Ivy VIP Small Cap Growth, Class II . .	580	238	2,198	157	—	390	4,147	488
Ivy VIP Value, Class II	759	190	1,486	29	56	551	3,357	156
				$2,892	$1,158		$110,843	$1,932

Pathfinder Moderate

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Ivy VIP Bond, Class II	8,256	$ 7,083	$ 2,392	$ 146	$ 979	9,135	$ 48,313	$ 146
Ivy VIP Dividend Opportunities, Class II	16,500	9,091	5,320	5,877	1,672	16,808	132,652	402
Ivy VIP Global Growth, Class II	8,726	2,164	7,680	2,233	37	8,072	71,933	6,376
Ivy VIP Government Money Market, Class II	129,802	5,166	13,426	—	265	121,542	121,542	—
Ivy VIP Growth, Class II	11,578	11,846	20,936	12,527	315	10,673	112,827	2,621
Ivy VIP High Income, Class II	N/A	17,568	140	1	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	8,913	389	2	970	7,135	25,398	(554)
Ivy VIP International Core Equity, Class II	6,246	2,627	8,953	805	1,378	5,811	100,243	11,003
Ivy VIP Limited-Term Bond, Class II	19,071	17,945	4,924	24	1,485	21,737	105,832	(438)
Ivy VIP Mid Cap Growth, Class II	3,633	76	1,524	198	—	N/A	N/A	1,897
Ivy VIP Mid Cap Growth, Class I	N/A	2,407	657	1,182	—	3,631	37,485	1,004
Ivy VIP Small Cap Core, Class II	2,319	6,564	8,021	1,457	3,671	2,234	37,750	(3,331)
Ivy VIP Small Cap Growth, Class II	6,152	1,571	17,506	2,420	—	4,547	48,320	4,653
Ivy VIP Value, Class II	7,186	3,796	9,614	817	582	6,206	37,776	1,006
				$27,689	$11,354		$880,071	$24,785

Pathfinder Moderately Aggressive

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Ivy VIP Bond, Class II	9,796	$ 6,133	$ 2,823	$ 167	$ 1,109	10,413	$ 55,077	$ 181
Ivy VIP Dividend Opportunities, Class II	19,578	11,990	6,608	6,863	1,985	20,073	158,423	598
Ivy VIP Global Growth, Class II	13,178	3,067	10,667	3,385	55	12,269	109,337	9,607
Ivy VIP Government Money Market, Class II	51,342	4,222	2,782	—	105	52,781	52,781	—
Ivy VIP Growth, Class II	13,738	13,792	18,468	14,811	375	13,237	139,929	3,059
Ivy VIP High Income, Class II	N/A	23,494	225	2	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	10,915	474	3	1,296	9,262	32,970	(740)
Ivy VIP International Core Equity, Class II	9,264	3,374	12,737	1,221	2,045	8,618	148,660	16,287
Ivy VIP Limited-Term Bond, Class II	22,628	9,036	5,952	30	1,762	23,256	113,226	(500)
Ivy VIP Mid Cap Growth, Class II	5,388	33	6,610	1,022	—	N/A	N/A	1,761
Ivy VIP Mid Cap Growth, Class I	N/A	3,114	802	1,569	—	4,846	50,034	1,692
Ivy VIP Small Cap Core, Class II	4,402	9,353	16,706	2,712	8,169	3,923	66,299	(7,103)
Ivy VIP Small Cap Growth, Class II	8,343	1,999	23,555	3,337	—	6,170	65,577	6,311
Ivy VIP Value, Class II	8,527	17,840	11,329	907	691	9,591	58,384	1,341
				$36,029	$17,592		$1,050,697	$32,494

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Pathfinder Moderately Conservative								
Ivy VIP Bond, Class II	2,495	$2,690	$1,094	$ 50	$ 302	2,793	$ 14,772	$ 38
Ivy VIP Dividend Opportunities, Class II	4,321	1,573	6,408	1,963	394	3,605	28,451	(358)
Ivy VIP Global Growth, Class II	1,918	499	2,235	459	8	1,717	15,300	1,417
Ivy VIP Government Money Market, Class II	52,294	1,951	5,773	—	105	48,473	48,473	—
Ivy VIP Growth, Class II	3,498	3,577	4,925	3,662	93	3,362	35,535	838
Ivy VIP High Income, Class II	N/A	4,568	50	—*	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	2,551	144	1	250	1,905	6,782	(143)
Ivy VIP International Core Equity, Class II	1,415	781	2,619	237	305	1,289	22,230	2,411
Ivy VIP Limited-Term Bond, Class II . .	8,443	5,987	3,232	15	642	9,006	43,849	(187)
Ivy VIP Mid Cap Growth, Class II	1,098	49	689	61	—	N/A	N/A	689
Ivy VIP Mid Cap Growth, Class I	N/A	318	557	381	—	999	10,318	149
Ivy VIP Small Cap Core, Class II	420	2,539	565	168	812	538	9,092	(593)
Ivy VIP Small Cap Growth, Class II . . .	1,593	428	4,848	609	—	1,148	12,205	1,188
Ivy VIP Value, Class II	2,171	457	3,334	136	172	1,708	10,398	407
				$7,742	$3,083		$257,405	$5,856

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Pathfinder Moderate – Managed Volatility								
Ivy VIP Bond, Class II	4,759	$ 4,287	$ —	$ 69	$ 586	5,567	$ 29,444	$ 96
Ivy VIP Dividend Opportunities, Class II	9,511	5,689	—	2,586	1,001	10,244	80,845	1,095
Ivy VIP Global Growth, Class II	5,030	1,449	2,348	1,268	22	4,919	43,840	3,770
Ivy VIP Government Money Market, Class II	74,822	3,288	4,036	—	158	74,074	74,074	—
Ivy VIP Growth, Class II	6,674	7,353	8,564	7,643	189	6,505	68,763	1,207
Ivy VIP High Income, Class II	N/A	20,757	10,370	—	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	5,424	—	—	581	4,348	15,479	(331)
Ivy VIP International Core Equity, Class II	3,600	1,817	2,308	428	826	3,542	61,093	6,497
Ivy VIP Limited-Term Bond, Class II . . .	10,993	11,007	—	—	889	13,248	64,499	(259)
Ivy VIP Mid Cap Growth, Class II	2,094	98	314	59	—	N/A	N/A	1,253
Ivy VIP Mid Cap Growth, Class I	N/A	1,480	—	647	—	2,213	22,845	566
Ivy VIP Small Cap Core, Class II	1,337	4,033	3,512	900	2,198	1,361	23,007	(2,035)
Ivy VIP Small Cap Growth, Class II	3,547	1,064	8,169	1,982	—	2,771	29,449	2,197
Ivy VIP Value, Class II	4,143	2,369	4,085	885	349	3,782	23,023	189
				$16,467	$6,799		$536,361	$14,245

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Pathfinder Moderately Aggressive – Managed Volatility								
Ivy VIP Bond, Class II	726	$ 619	$ —	$ 10	$ 88	842	$ 4,455	$ 14
Ivy VIP Dividend Opportunities, Class II	1,450	1,360	—	405	157	1,624	12,814	162
Ivy VIP Global Growth, Class II	976	540	368	263	4	992	8,844	721
Ivy VIP Government Money Market, Class II	3,803	466	—	—	8	4,269	4,269	—
Ivy VIP Growth, Class II	1,018	1,486	850	1,152	30	1,071	11,318	198
Ivy VIP High Income, Class II	N/A	3,601	1,795	—	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	919	—	—	102	749	2,667	(59)
Ivy VIP International Core Equity, Class II	686	668	402	71	161	697	12,024	1,259
Ivy VIP Limited-Term Bond, Class II	1,676	1,003	—	—	139	1,881	9,158	(40)
Ivy VIP Mid Cap Growth, Class II	399	52	402	50	—	N/A	N/A	306
Ivy VIP Mid Cap Growth, Class I	N/A	331	—	114	—	392	4,047	(6)
Ivy VIP Small Cap Core, Class II	326	954	1,069	150	645	317	5,362	(504)
Ivy VIP Small Cap Growth, Class II . . .	618	374	1,464	335	—	499	5,304	408
Ivy VIP Value, Class II	632	1,554	631	117	54	776	4,722	56
				$2,667	$1,388		$84,984	$2,515

Portfolio	12-31-16 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Pathfinder Moderately Conservative – Managed Volatility								
Ivy VIP Bond, Class II	634	$ 698	$ 112	$ 10	$ 79	745	$ 3,938	$ 11
Ivy VIP Dividend Opportunities, Class II	1,099	424	1,423	387	103	961	7,584	27
Ivy VIP Global Growth, Class II	488	137	376	136	2	458	4,079	346
Ivy VIP Government Money Market, Class II	13,298	525	902	—	27	12,922	12,922	—
Ivy VIP Growth, Class II	890	950	821	976	24	896	9,473	178
Ivy VIP High Income, Class II	N/A	2,334	1,166	—	—	N/A	N/A	—
Ivy VIP High Income, Class I	N/A	677	—	—	65	508	1,808	(37)
Ivy VIP International Core Equity, Class II	360	219	412	69	80	344	5,926	611
Ivy VIP Limited-Term Bond, Class II . .	2,147	1,592	352	2	168	2,401	11,689	(49)
Ivy VIP Mid Cap Growth, Class II	279	17	133	18	—	N/A	N/A	173
Ivy VIP Mid Cap Growth, Class I	N/A	83	68	95	—	266	2,750	44
Ivy VIP Small Cap Core, Class II	107	671	56	41	212	143	2,424	(152)
Ivy VIP Small Cap Growth, Class II . . .	405	118	1,027	228	—	306	3,253	237
Ivy VIP Value, Class II	552	123	635	129	45	455	2,772	12
				$2,091	$805		$68,618	$1,401

Portfolio	12-31-16 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-17 Share Balance	6-30-17 Value	Net Change in Unrealized Appreciation/ Depreciation
Ivy VIP High Income Fund								
Larchmont Resources LLC[2]	1	$—	$—	$—	$—	1	$360	$20

	12-31-16 Principal Balance				Interest Received	6-30-17 Principal Balance		
Larchmont Resources LLC (10.000% Cash or 10.000% PIK), 10.000%, 8-7-20	$800	$41	$—	$—	$—	$841	$832	$30

*Not shown due to rounding.
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.
(2)No dividends were paid during the preceding 12 months.

11. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2017, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 8,038	$ —	$ 11,642
Pathfinder Conservative	—	14,827	—	20,266
Pathfinder Moderate	—	96,817	—	107,963
Pathfinder Moderately Aggressive	—	118,362	—	129,024
Pathfinder Moderately Conservative	—	27,968	—	38,471
Pathfinder Moderate – Managed Volatility	—	70,115	—	47,473
Pathfinder Moderately Aggressive – Managed Volatility	—	13,927	—	7,537
Pathfinder Moderately Conservative – Managed Volatility	—	8,568	—	8,075
Advantus Real Estate Securities	—	17,059	—	19,926
Asset Strategy	—	131,230	151	189,856
Balanced	—	79,425	4,185	86,592
Bond	1,002	192,897	106,658	56,613
Core Equity	—	211,127	—	228,558
Dividend Opportunities	—	82,250	—	92,328
Energy	—	24,124	—	20,995
Global Bond	701	4,326	1,048	2,967
Global Growth	—	107,707	—	151,771
Government Money Market	—	—	—	—
Growth	—	201,005	—	284,508
High Income	—	335,990	—	212,216
International Core Equity	—	238,908	—	276,182
Limited-Term Bond	19,235	116,217	49,068	67,571
Micro Cap Growth	—	8,500	—	7,955
Mid Cap Growth	—	91,936	—	111,026
Natural Resources	—	22,994	—	30,113
Science and Technology	—	61,869	—	69,178
Small Cap Core	—	183,371	—	210,953
Small Cap Growth	—	131,787	—	211,008
Value	—	84,485	—	128,856

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

| | Pathfinder Aggressive | | | | Pathfinder Conservative | | | |
| | Six months ended 6-30-17 (Unaudited) | | Year ended 12-31-16 | | Six months ended 6-30-17 (Unaudited) | | Year ended 12-31-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	309	$ 1,502	759	$ 3,513	562	$ 2,796	2,147	$ 10,506
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,290	5,994	2,081	8,942	1,111	5,402	1,785	8,374
Shares redeemed:								
Class II	(1,690)	(8,220)	(3,745)	(17,322)	(2,238)	(11,199)	(3,412)	(16,831)
Net increase (decrease)	(91)	$ (724)	(905)	$ (4,867)	(565)	$ (3,001)	520	$ 2,049

| | Pathfinder Moderate | | | | Pathfinder Moderately Aggressive | | | |
| | Six months ended 6-30-17 (Unaudited) | | Year ended 12-31-16 | | Six months ended 6-30-17 (Unaudited) | | Year ended 12-31-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	664	$ 3,435	1,862	$ 9,418	705	$ 3,710	1,473	$ 7,586
Shares issued in reinvestment of distributions to shareholders:								
Class II	10,958	54,504	16,894	79,617	14,017	71,450	22,396	106,876
Shares redeemed:								
Class II	(8,968)	(46,347)	(14,455)	(72,020)	(10,940)	(58,091)	(16,989)	(86,779)
Net increase	2,654	$ 11,592	4,301	$ 17,015	3,782	$ 17,069	6,880	$ 27,683

| | Pathfinder Moderately Conservative | | | | Pathfinder Moderate – Managed Volatility | | | |
| | Six months ended 6-30-17 (Unaudited) | | Year ended 12-31-16 | | Six months ended 6-30-17 (Unaudited) | | Year ended 12-31-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	228	$ 1,178	1,086	$ 5,387	3,624	$ 19,697	23,992	$124,080
Shares issued in reinvestment of distributions to shareholders:								
Class II	2,884	14,287	4,770	22,580	3,223	17,259	3,573	17,902
Shares redeemed:								
Class II	(4,025)	(20,603)	(4,799)	(23,926)	(2,629)	(14,261)	(3,748)	(19,400)
Net increase (decrease)	(913)	$ (5,138)	1,057	$ 4,041	4,218	$22,695	23,817	$122,582

	Pathfinder Moderately Aggressive – Managed Volatility				Pathfinder Moderately Conservative – Managed Volatility			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	1,412	$ 7,446	3,206	$ 16,035	545	$ 2,862	3,824	$ 19,320
Shares issued in reinvestment of distributions to shareholders:								
Class II	550	2,852	846	4,044	340	1,769	439	2,159
Shares redeemed:								
Class II	(826)	(4,354)	(1,442)	(7,217)	(657)	(3,443)	(1,371)	(6,949)
Net increase	1,136	$ 5,944	2,610	$12,862	228	$ 1,188	2,892	$ 14,530

	Advantus Real Estate Securities				Asset Strategy			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	N/A	N/A	N/A	N/A	29	$ 250	N/A	N/A
Class II	359	$ 2,975	1,205	$ 10,470	1,777	14,905	5,629	$ 45,205
Shares issued in reinvestment of distributions to shareholders:								
Class I	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class II	857	6,215	594	4,876	436	3,722	806	6,389
Shares redeemed:								
Class I	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class II	(885)	(7,302)	(1,267)	(10,947)	(14,413)	(121,500)	(40,578)	(326,457)
Net increase (decrease)	331	$ 1,888	532	$ 4,399	(12,171)	$(102,623)	(34,143)	$(274,863)

	Balanced				Bond			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	849	$ 6,520	2,781	$ 21,795	4,939	$ 26,215	32,481	$ 170,660
Shares issued in reinvestment of distributions to shareholders:								
Class II	2,160	15,972	8,348	59,724	1,856	9,800	1,396	7,335
Shares redeemed:								
Class II	(3,552)	(27,269)	(6,576)	(51,056)	(4,209)	(22,323)	(8,739)	(46,576)
Net increase (decrease)	(543)	$ (4,777)	4,553	$30,463	2,586	$ 13,692	25,138	$ 131,419

	Core Equity				Dividend Opportunities			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	369	$ 4,095	1,042	$ 11,235	1,626	$ 12,962	5,081	$ 38,180
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,802	19,178	5,295	53,822	3,076	23,553	4,735	34,387
Shares redeemed:								
Class II	(2,463)	(27,260)	(5,630)	(60,670)	(4,429)	(35,344)	(10,229)	(77,817)
Net increase (decrease)	(292)	$ (3,987)	707	$ 4,387	273	$ 1,171	(413)	$ (5,250)

	Energy				Global Bond			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	43	$ 250	N/A	N/A	N/A	N/A	N/A	N/A
Class II	3,655	22,595	11,367	$ 64,632	613	$ 3,020	905	$ 4,350
Shares issued in reinvestment of distributions to shareholders:								
Class I	—	—	N/A	N/A	N/A	N/A	N/A	N/A
Class II	12	70	36	203	129	630	154	731
Shares redeemed:								
Class I	—	—	N/A	N/A	N/A	N/A	N/A	N/A
Class II	(3,685)	(22,824)	(5,692)	(32,693)	(489)	(2,404)	(764)	(3,676)
Net increase	25	$ 91	5,711	$ 32,142	253	$ 1,246	295	$ 1,405

	Global Growth				Government Money Market			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	439	$ 3,827	4,632	$ 37,345	29,378	$ 29,378	93,521	$ 93,521
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,319	11,573	1,910	15,259	805	805	699	699
Shares redeemed:								
Class II	(4,360)	(38,463)	(14,793)	(122,033)	(50,176)	(50,176)	(219,699)	(219,699)
Net decrease	(2,602)	$(23,063)	(8,251)	$ (69,429)	(19,993)	$(19,993)	(125,479)	$(125,479)

	Growth				High Income			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	N/A	N/A	N/A	N/A	24,703	$ 90,813	N/A	N/A
Class II	652	$ 7,195	3,987	$ 40,969	48,930	179,524	38,641	$ 132,978
Shares issued in reinvestment of distributions to shareholders:								
Class I	N/A	N/A	N/A	N/A	978	3,461	N/A	N/A
Class II	7,846	81,580	9,263	90,043	14,325	50,714	17,143	56,542
Shares redeemed:								
Class I	N/A	N/A	N/A	N/A	(323)	(1,161)	N/A	N/A
Class II	(8,847)	(96,668)	(10,722)	(111,828)	(38,351)	(141,103)	(38,034)	(129,983)
Net increase (decrease)	(349)	$ (7,893)	2,528	$ 19,184	50,262	$182,248	17,750	$ 59,537

	International Core Equity				Limited-Term Bond			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	736	$ 12,378	8,381	$125,962	9,870	$ 48,225	10,035	$ 49,390
Shares issued in reinvestment of distributions to shareholders:								
Class II	640	10,927	1,129	16,095	1,288	6,273	1,180	5,755
Shares redeemed:								
Class II	(3,722)	(61,883)	(4,852)	(71,820)	(4,314)	(21,145)	(9,502)	(46,773)
Net increase (decrease)	(2,346)	$(38,578)	4,658	$ 70,237	6,844	$ 33,353	1,713	$ 8,372

	Micro Cap Growth				Mid Cap Growth			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	12	$ 250	N/A	N/A	13,229	$ 136,301	N/A	N/A
Class II	488	10,384	331	$ 6,257	1,490	14,927	7,009	$ 63,137
Shares issued in reinvestment of distributions to shareholders:								
Class I	—	—	N/A	N/A	404	3,997	N/A	N/A
Class II	—	—	372	6,098	1,582	15,653	3,739	32,997
Shares redeemed:								
Class I	—	—	N/A	N/A	(303)	(3,106)	N/A	N/A
Class II	(268)	(5,590)	(511)	(9,710)	(16,813)	(172,134)	(7,778)	(71,508)
Net increase (decrease)	232	$ 5,044	192	$ 2,645	(411)	$ (4,362)	2,970	$ 24,626

	Natural Resources				Science and Technology			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	N/A	N/A	N/A	N/A	10	$ 250	N/A	N/A
Class II	2,856	$ 12,294	8,519	$ 34,004	1,795	43,734	2,503	$ 52,402
Shares issued in reinvestment of distributions to shareholders:								
Class I	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class II	42	179	225	875	1,199	28,274	1,068	20,982
Shares redeemed:								
Class I	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class II	(4,888)	(21,367)	(7,831)	(31,345)	(2,473)	(59,862)	(5,907)	(124,077)
Net increase (decrease)	(1,990)	$ (8,894)	913	$ 3,534	531	$ 12,396	(2,336)	$(50,693)

	Small Cap Core				Small Cap Growth			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16		Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	1,182	$ 20,463	1,412	$ 23,322	744	$ 7,613	4,709	$ 45,243
Shares issued in reinvestment of distributions to shareholders:								
Class II	2,444	39,265	1,981	29,736	1,060	10,680	5,356	45,145
Shares redeemed:								
Class II	(2,863)	(51,331)	(4,695)	(78,394)	(7,483)	(78,318)	(6,616)	(62,768)
Net increase (decrease)	763	$ 8,397	(1,302)	$(25,336)	(5,679)	$(60,025)	3,449	$ 27,620

	Value			
	Six months ended 6-30-17 (Unaudited)		Year ended 12-31-16	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class II	4,185	$ 25,323	3,630	$ 20,436
Shares issued in reinvestment of distributions to shareholders:				
Class II	2,016	11,720	9,469	48,920
Shares redeemed:				
Class II	(8,317)	(50,584)	(11,533)	(65,601)
Net increase (decrease)	(2,116)	$ (13,541)	1,566	$ 3,755

13. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. At period ended June 30, 2017, High Income had outstanding bridge loan commitments of $8,813. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations.

14. NEW AND AMENDED FINANCIAL REPORTING RULES AND FORMS

On October 13, 2016, the SEC adopted new rules and forms, and amended existing rules and forms. The new and amended rules and forms are intended to modernize the reporting of information provided by portfolios and to improve the quality and type of information that portfolios provide to the SEC and investors. In part, the new and amended rules and forms

amend Regulation S-X and require standardized, enhanced disclosure about derivatives in a Portfolio's financial statements, as well as other amendments. The compliance date for the amendments of Regulation S-X is for reporting periods ending after August 1, 2017 while the compliance date for the new form types and other rule amendments is on or after June 1, 2018. Management is evaluating the new and amended rules and forms to determine the impact to the Portfolios.

15. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2017 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Pathfinder Aggressive	$ 79,216	$ 362	$ 4,241	$ (3,879)
Pathfinder Conservative	114,559	39	2,990	(2,951)
Pathfinder Moderate	888,923	10,417	18,298	(7,881)
Pathfinder Moderately Aggressive	1,059,434	11,287	19,144	(7,857)
Pathfinder Moderately Conservative	263,828	470	6,030	(5,560)
Pathfinder Moderate – Managed Volatility	566,790	3,987	18,410	(14,423)
Pathfinder Moderately Aggressive – Managed Volatility	90,730	59	4,009	(3,950)
Pathfinder Moderately Conservative – Managed Volatility	72,624	218	2,373	(2,155)
Advantus Real Estate Securities	45,248	2,712	2,198	514
Asset Strategy	863,973	97,429	52,208	45,221
Balanced	343,502	36,794	17,479	19,315
Bond	424,161	8,419	2,661	5,758
Core Equity	380,144	49,595	9,334	40,261
Dividend Opportunities	439,818	79,760	3,171	76,589
Energy	164,858	8,456	23,934	(15,478)
Global Bond	23,195	433	642	(209)
Global Growth	365,430	60,090	7,295	52,795
Government Money Market	393,381	—	—	—
Growth	652,262	218,969	17,673	201,296
High Income	1,028,719	30,626	45,723	(15,097)
International Core Equity	727,585	75,422	17,940	57,482
Limited-Term Bond	443,830	1,931	1,185	746
Micro Cap Growth	55,360	19,475	2,241	17,234
Mid Cap Growth	558,208	147,165	36,958	110,207
Natural Resources	134,683	5,057	17,809	(12,752)
Science and Technology	362,121	242,266	26,238	216,028
Small Cap Core	302,555	43,222	11,088	32,134
Small Cap Growth	341,472	70,280	4,919	65,361
Value	351,948	42,344	12,560	29,784

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2016 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 1,056	$ 4,935	$—	$—	$—
Pathfinder Conservative	1,227	4,170	—	—	—
Pathfinder Moderate	9,614	44,870	—	—	—
Pathfinder Moderately Aggressive	12,968	58,436	—	—	—
Pathfinder Moderately Conservative	2,861	11,415	—	—	—
Pathfinder Moderate – Managed Volatility	2,500	14,749	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	386	2,462	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	298	1,469	—	—	—

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Advantus Real Estate Securities	$ 689	$ 5,525	$—	$—	$ —
Asset Strategy	3,718	—	—	—	—
Balanced	4,124	11,843	—	—	—
Bond	8,755	1,029	—	—	—
Core Equity	1,907	17,260	—	—	—
Dividend Opportunities	5,771	17,759	—	—	—
Energy	—	—	—	—	—
Global Bond	630	—	—	—	—
Global Growth	209	11,357	—	—	—
Government Money Market	61	—	—	—	—
Growth	2,224	79,345	—	—	—
High Income	54,031	—	—	—	—
International Core Equity	10,925	—	—	—	—
Limited-Term Bond	6,271	—	—	—	—
Micro Cap Growth	—	—	—	—	—
Mid Cap Growth	—	19,649	—	—	—
Natural Resources	56	—	—	—	—
Science and Technology	—	28,285	—	—	—
Small Cap Core	34,481	4,777	—	—	—
Small Cap Growth	—	10,748	—	—	478
Value	5,818	5,871	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2016 and 2015 were as follows:

Portfolio	December 31, 2016		December 31, 2015	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Pathfinder Aggressive	$ 1,209	$ 7,733	$ 2,388	$ 8,602
Pathfinder Conservative	1,341	7,033	1,393	7,699
Pathfinder Moderate	11,309	68,308	15,573	74,010
Pathfinder Moderately Aggressive	16,506	90,370	25,250	92,878
Pathfinder Moderately Conservative	3,428	19,152	4,252	22,153
Pathfinder Moderate—Managed Volatility	2,612	15,290	—	—
Pathfinder Moderately Aggressive—Managed Volatility	624	3,420	—	—
Pathfinder Moderately Conservative—Managed Volatility	327	1,832	80	22
Advantus Real Estate Securities	516	4,360	1,690	3,771
Asset Strategy	6,389	—	14,374	249,563
Balanced	10,433	49,291	4,735	53,174
Bond	6,593	742	8,715	—
Core Equity	8,956	44,866	12,264	70,282
Dividend Opportunities	6,264	28,123	13,525	48,640
Energy	203	—	74	652
Global Bond	731	—	701	—
Global Growth	1,644	13,615	2,105	24,394
Government Money Market	699	—	107	—
Growth	5,166	84,877	6,353	99,574
High Income	56,542	—	53,397	6,499
International Core Equity	8,908	7,187	33,624	59,824
Limited-Term Bond	5,755	—	6,695	—
Micro Cap Growth	—	6,098	—	10,594

Portfolio	December 31, 2016		December 31, 2015	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Mid Cap Growth	$ 4,666	$ 28,331	$ 4,693	$ 41,767
Natural Resources	875	—	137	—
Science and Technology	—	20,982	—	34,801
Small Cap Core	1,333	28,403	2,833	24,342
Small Cap Growth	—	45,145	—	66,812
Value	12,259	36,661	14,536	40,872

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act was December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a regulated investment company during the period end December 31, 2016:

Portfolio	Pre-Enactment		Post-Enactment	
	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Pathfinder Aggressive	$ —	$ —	$ —	$ —
Pathfinder Conservative	—	—	—	—
Pathfinder Moderate	—	—	—	—
Pathfinder Moderately Aggressive	—	—	—	—
Pathfinder Moderately Conservative	—	—	—	—
Pathfinder Moderate — Managed Volatility	—	—	—	—
Pathfinder Moderately Aggressive — Managed Volatility	—	—	—	—
Pathfinder Moderately Conservative — Managed Volatility	—	—	—	—
Advantus Real Estate Securities	—	—	—	—
Asset Strategy	—	—	56,168	1,328
Balanced	—	—	—	—
Bond	—	—	—	—
Core Equity	—	—	—	—
Dividend Opportunities	—	—	—	—
Energy	1,950	432	6,826	12,475
Global Bond	—	—	296	704
Global Growth	—	—	—	—
Government Money Market	—	—	—	—
Growth	—	—	—	—
High Income	—	—	3,435	47,048
International Core Equity	—	—	9,697	—
Limited-Term Bond	—	—	333	2,796
Micro Cap Growth	—	—	109	—
Mid Cap Growth	—	—	—	—
Natural Resources	—	—	4,944	42,180
Science and Technology	—	—	—	—
Small Cap Core	—	—	—	—
Small Cap Growth	—	—	—	—
Value	—	—	—	—

16. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Core[1]
[1](formerly known as Small Cap Value)

Small Cap Growth

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Advantus Real Estate Securities[1]
[1](formerly known as Real Estate Securities)

Asset Strategy

Balanced

Energy

Natural Resources[1]
[1](formerly known as Global Natural Resources)

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Science and Technology